FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2004
                          REGISTRATION NO. 000-50667

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1
TO

FORM 10

GENERAL FORM FOR
REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of
the Securities Exchange Act of 1934

INTERMOUNTAIN COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

Idaho (State or other jurisdiction of incorporation or organization)	82-0499463 (I.R.S. employer identification number)

231 N. Third Avenue Sandpoint, Idaho (Address of principal executive offices)	83864 (Zip code)

(208) 263-0505
(Registrant’s telephone number, including area code)

Securities to be registered
pursuant to Section 12(b) of the Act:

None

Securities to be registered
pursuant to Section 12(g) of the Act:

Common Stock, no par value
(Title of Class)

INTERMOUNTAIN COMMUNITY BANCORP

FORM 10 REGISTRATION STATEMENT

ITEM 1. BUSINESS.

     Intermountain Community Bancorp (the “Company”) is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was formed as Panhandle Bancorp in October 1997 under the laws of the State of Idaho in connection with a holding company reorganization of Panhandle State Bank (the “Bank”) that was approved by the shareholders on November 19, 1997 and became effective on January 27, 1998. In June 2000, Panhandle Bancorp changed its name to Intermountain Community Bancorp. At December 31, 2003, the Company had 394 shareholders of record owning 3,164,973 shares of the Company’s no par value common stock (“Common Stock”).

     Panhandle State Bank (the “Bank”), a wholly owned subsidiary of the Company, was first opened in 1981 to serve the local banking needs of Bonner County, Idaho. Panhandle State Bank is regulated by the Idaho Department of Finance (“Department”) and by the Federal Deposit Insurance Corporation (“FDIC”), its primary federal regulator and the insurer of its deposits. Because the Bank also operates a branch in Oregon, the Oregon Division of Finance and Corporate Securities also has jurisdiction over the operations of the branch.

     Since opening in 1981, the Bank has continued to grow by opening additional branch offices throughout Idaho. During 1999 the Bank opened its first branch under the name of Panhandle State Bank dba Intermountain Community Bank, in Payette, Idaho. The following year, 2000 the second branch under that name was opened in Weiser, Idaho. Three additional branches were opened during 2001, one in Coeur d’Alene, another in Nampa and the third in Rathdrum. In 2002 a branch was started in Caldwell and during 2003 a branch was opened in Post Falls. In January 2003, the Bank acquired a branch office from Household Bank F.S.B. located in Ontario, Oregon, its first and only out-of-state branch. It was determined in 2003 to change the names of the Coeur d’Alene, Post Falls, and Rathdrum branches from Intermountain Community Bank to Panhandle State Bank as the Panhandle State Bank name had more brand recognition in the northern part of the state.

     The Bank’s primary service area covers two distinct geographical regions. The north Idaho region encompasses the three northernmost counties in Idaho, including Boundary County, Bonner County and Kootenai County. Estimated population for these three counties totals 162,244 based on 2002 census information, with an estimated 4.4% growth rate. The growth rate has probably accelerated over the last two years, as north Idaho has experienced additional in-migration. This growth rate compares to an estimated 3.6% rate for Idaho as a whole. Median household income for this area is estimated at $36,132 versus $37,572 for Idaho in general, and per capita income totals $17,912 versus $17,841.

     The north Idaho region is heavily forested and contains numerous lakes. As such, the economies of these counties are primarily based on tourism, real estate development and natural resources, including logging, mining and agriculture. Both Kootenai and Bonner County have also experienced additional light industrial, high-tech and commercial development over the past ten years.

     The second region served by the Bank encompasses three counties in southwestern Idaho (Canyon, Payette, and Washington) and one county in southeastern Oregon (Malheur). Estimated population for this region totals 207,162 with a growth rate of 7.00%. Canyon County, in particular, has experienced rapid growth as part of the strong expansion in neighboring Boise. Median household income for this area is estimated at $34,402 and per capita income at $14,941. In general, Canyon County contains higher income levels than the other counties.

     The economies of these counties are primarily based on agriculture and related or supporting businesses. A variety of crops are grown in the area, including beans, onions, corn, apples, peaches, cherries and sugar beets. Livestock, including cattle and pigs, are also raised. Because of its proximity to Boise, Canyon County has expanding residential and retail development, and a more diversified light manufacturing and commercial base.

Primary Market Area

     The Company conducts its primary banking business through its bank subsidiary, Panhandle State Bank. The Bank maintains its main office in Sandpoint, Idaho and has 11 other branches. In addition to the main office six branch offices operate under the name of Panhandle State Bank and five of the branches are operated under the name Intermountain Community Bank, a division of Panhandle State Bank. Ten of the Company’s branches are located throughout Idaho in the cities of Bonners Ferry, Caldwell, Coeur d’Alene, Nampa, Payette, Ponderay, Post Falls, Priest River, Rathdrum, and Weiser, and one branch is located in Ontario, Oregon. The Company focuses its banking and other services on individuals, professionals, and small to medium-sized businesses throughout its market area. At December 31, 2003, the Company had total consolidated assets of $409.5 million.

Competition

     The Company competes with a number of international banking groups, out-of-state banking companies, state-wide banking organizations, several local community banks, savings banks, savings and loans, and credit unions throughout its market area. The Company’s principal market area is divided into two separate regions based upon population and the presence of banking offices. In the northern part of Idaho, the delineated communities are Boundary, Bonner and Kootenai Counties. These communities include the cities of Coeur d’Alene, Rathdrum, Post Falls, Ponderay, Priest River, Sandpoint and Bonners Ferry. In southwestern Idaho and eastern Oregon, the Bank has delineated Washington, Payette, Canyon and Malheur Counties, which include the cities of Caldwell, Nampa, Payette, Ontario and Weiser.

     Based on total deposit market share as of December 31 2003, the Company ranks fourteenth of financial institutions in Idaho and is the state’s third largest independent community bank. In terms of total asset size, it is the second largest independent community bank headquartered in Idaho. Primary competitors in the northern region include US Bank, Wells Fargo, Key Bank and Bank of America, all large international or regional banks, and Idaho Independent Bank and Mountain West Bank, both community banks. Primary competitors in the southern region include national or regional banks US Bank, Wells Fargo, Key Bank, Bank of America and Zions Bank, and community banks Farmers & Merchants State Bank and Idaho Independent Bank.

Services Provided

Lending Activities

     The Bank offers and encourages applications for a variety of secured and unsecured loans to help meet the needs of its communities, dependent upon the Bank’s financial condition and size, legal impediments, local economic conditions and consistency with safe and sound operating practices. While specific credit programs may vary from time to time, based on Bank policies and market conditions, the Bank makes every effort to encourage applications for the following credit services throughout its communities.

     Consumer Loans. The Bank offers a variety of consumer loans, including personal loans, motor vehicle loans, boat loans, recreational vehicle loans, home improvement loans, home equity loans, open-end credit lines, both secured and unsecured, and overdraft protection credit lines. The Bank’s terms and underwriting on these loans are consistent with what is offered by competing community banks and credit unions. Loans for the purchase of new autos typically range up to 72 months. Loans for the purchase of smaller RV’s, pleasure craft and used vehicles up to 60 months. Loans for the purchase of larger RV’s and pleasure craft, mobile homes, and 2nd Deeds of Trust and home equity loans range up to 120 months (180 months if credit factors and value warrant). Unsecured loans are usually limited to two years, except for credit lines, which may be open-ended but are generally reviewed by the Bank annually. The Bank does not currently use credit scoring in connection with these loans. Relationship lending is emphasized, which, along with credit quality control practices, minimizes risk in this type of lending.

     Real Estate Loans. For consumers, the Bank offers first mortgage loans to purchase or refinance homes, home improvement loans and home equity loans and credit lines. Conforming 1st mortgage loans are offered with up to 30-year maturities, while typical maturities for 2nd mortgages (home improvement and home equity loans and lines) are as stated above under “Consumer Loans.” Lot acquisition and construction loans are also offered to consumers with typical terms of up to 36 months (interest only loans are also available) and up to 12 months (with six months’ extension) respectively. Loans for purchase, construction, rehabilitation or repurchase of commercial and industrial properties are also available through the Bank, as are property development loans, with up to two-year terms typical for construction and development loans, and up to 10 years for term loans (generally with re-pricing after three or five years). Risk is mitigated by selling the conventional residential mortgage loans (currently 100%) and underwriting 2nd mortgage products for potential sale. Commercial real estate loans are generally confined to owner-occupied properties (unless there is a strong relationship justifying otherwise). All commercial real estate loans are restricted to borrowers with proven track records and financial wherewithal, project due diligence by the Bank, adequate contingencies and collateral adequacy/government guaranties.

     Business Loans. The Bank offers a wide range of loans and open-end credit arrangements to businesses of small and moderate size, from small sole proprietorships to larger corporate entities, with purposes ranging from working capital and inventory acquisition to equipment purchases and business expansion. The Bank also participates in the Small Business Administration (“SBA”) and USDA financing programs. Operating loans or lines of credit typically carry annual maturities. Straight maturity notes are also available, in which the maturities match the anticipated receipt of specifically identified repayment sources. Term loans for purposes such as equipment purchases, expansion, term working capital, and other purposes generally carry terms that match the borrower’s cash flow capacity, typically within maturities of five years. Risk is controlled by applying sound and consistent underwriting guidelines, concentrating on relationship loans, as opposed to transaction type loans, and establishing sound alternative repayment sources. Government guaranty programs are also utilized when appropriate.

     Agricultural Loans. The Bank offers loans for agricultural and ranching purposes. These include expansion loans, short-term working capital loans, equipment loans, cattle or livestock loans, and real estate loans on a limited basis. Terms are generally up to one year for operating loans or lines of credit and up to five years for term loans. Sound underwriting is applied, as with other business loans, by a staff of lending and credit personnel seasoned in this line of lending. Again, government guaranteed programs are utilized whenever appropriate and available. Agricultural real estate loans are considered for financially sound borrowers with strong financial and management histories.

     Municipal Financing. Operating and term loans are available to entities that qualify for the Bank to offer such financing on a tax exempt basis. Operating loans are restricted by law to a duration of one fiscal year, while term loans, which under certain circumstances can extend beyond one year, typically range up to five years. Municipal financing is restricted to loans with sound purposes and with established tax basis or other revenue to adequately support repayment.

Deposit Services

     The Bank offers the full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, savings accounts, money market accounts and various types of certificates of deposit. The transaction accounts and certificates of deposit are tailored to the Bank’s primary market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.

Investment Services

     The Bank provides alternative investment services through third-party vendors, including annuities, securities, mutual funds and brokerage services to its customers. The Bank offers these products in a manner consistent with the principles of prudent and safe banking and in compliance with applicable laws, rules, regulations and regulatory guidelines. The Bank earns a fee for providing these services

Other Services

     These services include automated teller machines (“ATMs”), ATM access cards, point-of-sale (“POS”) debit cards (VISA Check Card™), safe deposit boxes, merchant credit card services, travelers cheques, savings bonds, direct deposit, night deposit, cash management services, internet and phone banking services, and investment services. The Bank is a member of the Star and Plus cash machine networks.

Employees

     The Bank currently employees 213 full-time equivalent employees.

Supervision and Regulation

General

     We are extensively regulated under federal and state laws. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot accurately predict the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Federal Bank Holding Company Regulation

     General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal

Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must file reports with the Federal Reserve and must provide it with such additional information as it may require.

     Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

     Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

     Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company’s ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

     Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

     Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

     State Law Restrictions. As an Idaho corporation, the Company is subject to certain limitations and restrictions under applicable Idaho corporate law. For example, state law restrictions in Idaho include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of the Bank

     General. The Bank is an Idaho commercial bank operating in Idaho, with one branch in Oregon, and deposits are insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Idaho Department of Finance, the FDIC, and with respect to the State of Oregon, the Division of Finance and Corporate Securities. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

     Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

     Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

     Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

     Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking And Branching

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Interstate Act”) permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

     FDIC regulations prohibit banks from using their interstate branches primarily for deposit production. The FDIC has implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

     Both Idaho and Oregon enacted “opting in” legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions, subject to certain “aging” requirements. Both states also restrict an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within either state, either through merger or acquisition of all or substantially all of the bank’s assets, the out-of-state bank may open additional branches within the state.

Deposit Insurance

     The Bank’s deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

     The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

     The principal source of the Company’s cash reserves is dividends received from the Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends.

     The Company currently intends to retain any earnings to help fund the growth of the Bank, and does not anticipate paying any cash dividends in the foreseeable future. The Company cannot predict when such cash dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of the Bank to pay dividends to the Company, as discussed above.

Capital Adequacy

     Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are “risk-based,” meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

     Tier I and Tier II Capital. Under the guidelines, an institution’s capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders’ equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution’s total capital. The guidelines require that at least 50% of an institution’s total capital consist of Tier I capital.

     Risk-based Capital Ratios. The adequacy of an institution’s capital is gauged primarily with reference to the institution’s risk-weighted assets. The guidelines assign risk weightings to an institution’s assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution’s risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios of 10%, 6%, and 5%, respectively.

     Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

     Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from “well capitalized” to “critically undercapitalized.” Institutions that are “undercapitalized” or lower are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

     Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the “Act”) to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the “SEC”); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

     The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

     As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations. We anticipate that we will incur additional expense as a result of the Act, but we do not expect that such compliance will have a material impact on our business.

Anti-terrorism Legislation

     USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“USA Patriot Act”) of 2001. Among other things, the USA Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act. While we believe the USA Patriot Act may, to some degree, affect our record keeping and reporting expenses, we do not believe that the Act will have a material adverse effect on our business and operations.

Financial Services Modernization

     Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

     Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

     We do not believe that the act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

Effects Of Government Monetary Policy

     Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

ITEM 2. FINANCIAL INFORMATION.

Selected Financial Data

     The following financial data of the Company is derived from the Company’s historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related footnotes contained elsewhere in this Registration Statement.

Selected Financial Data
(dollars in thousands except per share data)

	Three Months Ended March 31,		For the Year Ended December 31,
STATEMENTS OF INCOME DATA	2004	2003	2003(1)	2002	2001	2000	1999
Total interest income	$5,967	$5,069	$22,533	$16,787	$16,313	$14,709	$11,717
Total interest expense	(1,187)	(1,239)	(4,970)	(3,919)	(6,123)	(5,716)	(4,195)

Net interest income	4,780	3,830	17,563	12,868	10,190	8,993	7,522
Provision for loan losses	(136)	(74)	(955)	(1,607)	(1,134)	(808)	(427)

Net interest income after provision for loan losses	4,644	3,756	16,608	11,261	9,056	8,185	7,095
Total other income	1,374	1,207	5,985	4,232	2,628	1,605	1,364
Total other expense	(4,316)	(3,564)	(17,026)	(11,589)	(8,760)	(6,378)	(4,978)

Income before income taxes	1,702	1,399	5,567	3,904	2,924	3,412	3,481
Income taxes	(627)	(533)	(1,906)	(1,314)	(960)	(1,108)	(1,041)

Net income	1,075	866	$3,661	$2,590	$1,964	$2,304	$2,440
Net earnings per share(2)
Basic	$0.34	$0.28	$1.16	$.83	$.64	$.75	$.80
Diluted	$0.30	$0.26	$1.08	$.80	$.62	$.73	$.77

Weighted Average common shares outstanding(2)
Basic			3,157	3,112	3,056	3,074	3,037
Diluted			3,391	3,258	3,155	3,177	3,188
Cash dividends per share			—	—	—	—	—

		December 31,
CONSOLIDATED BALANCE SHEET DATA	March 31, 2004	2003	2002	2001	2000	1999
Total assets	$432,835	$409,511	$287,413	$236,756	$195,861	$163,786
Net loans	292,127	287,256	194,774	157,096	114,060	86,827
Deposits	363,245	344,866	243,583	192,542	176,172	139,594
Securities sold subject to repurchase agreements	12,934	17,156	15,970	13,081	1,757	—
Advances from Federal Home Loan Bank	5,000	5,000	—	—	—	—
Other Borrowings	16,527	8,030	—	—	—	—
Shareholders’ equity	28,555	27,078	23,916	21,100	18,109	15,163

(1) Comparability is affected by the acquisition of a branch in January 2003.

(2) Earnings per share and weighted average shares outstanding have been adjusted retroactively for the effect of stock splits and dividends.

	Years ended December 31,
KEY FINANCIAL RATIOS	2003	2002	2001
Return on Average Assets	.97%	1.01%	.91%
Return on Average Equity	14.24%	11.52%	9.99%
Average Equity to Average Assets	6.80%	8.80%	9.04%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years Ended December 31, 2003, 2002 and 2001.

Overview

     The following discussion is intended to provide a more comprehensive review of the Company’s operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto included as part of this Registration Statement.

     In addition to historical information, this Registration Statement contains certain “forward-looking statements.” The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such material differences include, but are not limited to, those discussed in this section of the Registration Statement. In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this Registration Statement: general economic conditions, including their impact on customers financial positions and capital expenditures; business conditions in the banking industry; recent world events and their impact on interest rates, businesses and customers; the regulatory environment; new legislation; heightened national security risks including acts of terrorism and potential for war; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of the statement. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Registration Statement.

     The Company operates a multi-branch banking system and is executing plans for the formation and acquisition of banks and bank branches that can operate under a decentralized community bank structure. The Company plans expansion in markets that are contiguous, within 100 miles of its existing branches, in Idaho, Oregon, Washington and Montana. The Company is pursuing an aggressive balance of asset and earnings growth by focusing on increasing its market share in its present locations, building new branches and merging and/or acquiring community banks.

     The Company and the Bank are making significant investments in human resources and technology to support its growth initiatives. Asset growth is expected to exceed earnings growth over the next three years while the company pursues its market share goals. Further, the Company is leveraging its capital with two trust preferred debentures totaling approximately $16 million, obtained in anticipation of expansion into new markets.

     In the fall of 2001, management and the Board of Directors renewed the Company’s commitment to a decentralized community banking strategy and to further increase the level of service we provide our customers and our communities. A new five-year strategic growth plan was created with a balanced yet aggressive set of goals of asset growth and returns for our shareholders.

     The Company’s growth in diluted earnings per share for 2003 increased 35% over 2002 while assets increased 42% over the same time period, resulting in another year of record income and asset growth. Asset growth was balanced between organic growth in virtually all existing branches and the two new branch offices in Caldwell and Post Falls plus the acquisition of the Orchard bank in Ontario, Oregon. We were able to fund this growth and not dilute our shareholders by leveraging existing capital, retained earnings, and employing an $8 million trust preferred debenture. In July of 2003, the Company issued a 10% stock dividend and subsequently in December a 2-for-1 stock split that resulted in an increase of 110% in the amount of tradable shares outstanding.

     The largest perceived risk to the Company is credit quality. During 2003 the Bank’s customers’ financial stability improved over 2002. Total loans receivable in 2003 increased 47% while our net loan charge-off rate decreased to 0.25% of total loans from 0.47% in 2002. Non-accrual loans were down .25% in 2003 to 0.06% of total loans. Loan delinquencies over 30-days at fiscal year end 2003 were 1.59%, up 1.26% from the 2002 level of .33%. This increase was largely attributed to seasoned loans acquired with the Orchard Bank purchase. The majority of these delinquent loans are expected to be sold during March 2004. All of the delinquent loans acquired from Orchard Bank that are to be sold and are included in loans held for sale as of December 31, 2003, are Real Estate Contracts, in which the Bank has purchased the seller’s interest. As of December 31, 2003, the proposed sale included approximately $791,000 of the $1,7 million in delinquent contracts. An additional $775,000 of the then delinquent contracts have since been paid current, together representing 91% of the delinquent contract portfolio as of December 31, 2003. These loans are expected to be sold without recourse to the Bank. The Bank’s mix of loans remained relatively unchanged in 2003 and represents planned diversification between real estate, commercial, agricultural and consumer portfolios.

     The Company plans to relocate the Coeur d’Alene branch and administrative office in early 2005 from our present location on Northwest Boulevard to property we leased on Neider Avenue between Highway 95 and Government Way. We plan to build a two story, sixteen-thousand-square-foot building that will accommodate a full service banking facility and administrative offices. This new facility will serve as our primary Coeur d’Alene office This facility will also accommodate the Home Loan Center, our centralized real estate mortgage processing department and will be the central headquarters for our new SBA Loan Servicing Center. This center was initiated in 2003 to enhance the service, delivery and efficiency of Small Business Administration lending process. The headquarters of the Company will continue to reside in Sandpoint with no immediate plans to move administrative activities that presently exist.

     We made the decision in 2003 to replace our core data and check processing systems in the second quarter of 2004 at an approximate cost of $1.2 million. This investment will position the operating infrastructure of the Bank to improve efficiency and provide the capacity to support our current scale of planned growth and expansion. The Company will continue to expand market share in existing markets, enter new markets, and merge with other community banks that believe in the strategy of community banking and desire to build on the Company’s culture, employee capital, technology and operational efficiency.

     For 2003, the Company realized net income of $3,660,510 and $1.08 per share (diluted). This is a 35% increase in earnings per share over 2002’s $2,589,904 ($.80 per share (diluted). Return on equity and return on assets, common measures of bank performance, totaled 14.20% and 0.97%, respectively, compared to 11.52% and 1.01% in 2002. The Company paid a 10% stock dividend on July 30, 2003 and declared a 2-for-1 stock dividend effective December 18, 2003. The Company also declared a 10% stock dividend in the years 2000, 2001 and 2002. All per-share data computations are calculated after giving retroactive effect to stock dividends and the stock split.

     Total assets reached $409.5 million, a 42.5% increase from $287.4 million at December 31, 2002. Total loans also experienced a 47.5 % growth to $287.3 million at December 31, 2003 from $194.8 million at the end of 2002. Total deposits grew from $243.6 million to $344.9 million during the year representing a 42% growth. Performance at the Company over the past three years has largely been driven by continued commitment to high levels of customer service, an aggressive branch expansion plan, branch acquisition efforts and successful face-to-face business development efforts.

     The Company’s net interest margin for the year ended December 31, 2003 was 4.94%, as compared to 5.49% for 2002 and 5.10% for 2001.

     Effective January 31, 2003, the former Orchard Bank branch of Household FSB in Ontario, Oregon was acquired and merged into the Intermountain Community Bank division of Panhandle State Bank. This acquisition added $39.4 million in net loans receivable, $14.7 million in cash and cash equivalents, and $60.7 million in deposits to the Bank. As a result of the acquisition, the Bank also recorded $1.2 million in goodwill and $0.7 million in other intangible assets. As a leader in the Ontario market, the branch improved convenience for our customers and strengthened the presence of Intermountain Community Bank in the Tri-County market of southwest Idaho and eastern Oregon.

     As discussed above, the Company acquired approximately $39.4 million of earning assets and $60.7 million of deposits from the Orchard Bank transaction during 2003. Additionally, $14.7 million of cash and cash equivalents were included. Although interest bearing deposits carried on average a higher interest rate than the Company’s interest bearing deposits, this higher cost of funds was offset by a higher yield on the acquired loans receivable. The Company was able to make relative pricing adjustments to deposit earning rates as the portfolio matured during the year sufficient to offset the additional non-interest expense related to the assimilation of the Orchard Bank customer base and mitigate the reduction in interest spreads created by the reinvestment of the cash from closing into lower yielding investments. Consequently, the Company did not experience any significant change in the net interest margin as a result of the combination.

     Additionally, since this newly acquired office was primarily operated independently from the rest of the Company branch system during 2003, the net income before taxes for 2003 of $597.9 thousand fairly represents the incremental contribution to income. Although the return on average assets declined from 1.01% in 2002 to .96% in 2003 as a result of the additional costs specific to the acquisition, the return on average equity increased from 11.52% to 14.24% due to the financing of the acquisition through the use of $8 million in debentures instead of additional equity capital.

Critical Accounting Policies

     The accounting and reporting policies of the Company conform to GAAP and to general practices within the banking industry. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company’s management has identified the accounting policies described below as those that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis.

     Income Recognition. The Company recognizes interest income by methods that conform to general accounting practices within the banking industry. In the event management believes collection of all or a portion of contractual interest on a loan has become doubtful, which generally occurs after the loan is 90 days past due, the Company discontinues the accrual of interest and any previously accrued interest recognized in income deemed uncollectible is reversed. Interest received on nonperforming loans is included in income only if recovery of the principal is reasonably assured. A nonperforming loan is restored to accrual status when it is brought current or when brought to 90 days or less delinquent, has performed in accordance with contractual terms for a reasonable period of time, and the collectibility of the total contractual principal and interest is no longer in doubt.

     Allowance For Loan Losses. In general, determining the amount of the allowance for loan losses requires significant judgment and the use of estimates by management. The Company maintains an allowance for loan losses to absorb probable losses in the loan portfolio based on a periodic analysis of the portfolio and expected future losses. This analysis is designed to determine an appropriate level and allocation of the allowance for losses among loan types and loan classifications by considering factors affecting loan losses, including: specific losses; levels and trends in impaired and nonperforming loans; historical loan loss experience; current national and local economic conditions; volume, growth and composition of the portfolio; regulatory guidance; and other relevant factors. Management monitors the loan portfolio to evaluate the adequacy of the allowance. The allowance can increase or decrease based upon the results of management’s analysis.

     The amount of the allowance for the various loan types represents management’s estimate of probable incurred losses inherent in the existing loan portfolio based upon historical loss experience for each loan type. The allowance for loan losses related to impaired loans usually is based on the fair value of the collateral for certain collateral dependent loans. This evaluation requires management to make estimates of the value of the collateral and any associated holding and selling costs.

     Individual loan reviews are based upon specific quantitative and qualitative criteria, including the size of the loan, loan quality classifications, value of collateral, repayment ability of borrowers, and historical experience factors. The historical experience factors utilized are based upon past loss experience, trends in losses and delinquencies, the growth of loans in particular markets and industries, and known changes in economic conditions in the particular lending markets. Allowances for homogeneous loans (such as residential mortgage loans, personal loans, etc.) are collectively evaluated based upon historical loss experience, trends in losses and delinquencies, growth of loans in particular markets, and known changes in economic conditions in each particular lending market.

      Management believes the allowance for loan losses was adequate at December 31, 2003. While management uses available information to provide for loan losses, the ultimate collectibility of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based on changes in economic conditions and other relevant factors. A slowdown in economic activity could adversely affect cash flows for both commercial and individual borrowers, as a result of which the Company could experience increases in nonperforming assets, delinquencies and losses on loans.

     Investments. Assets in the investment portfolios are initially recorded at cost, which includes any premiums and discounts. The Company amortizes premiums and discounts as an adjustment to interest income using the interest yield method over the life of the security. The cost of investment securities sold, and any resulting gain or loss, is based on the specific identification method.

     Management determines the appropriate classification of investment securities at the time of purchase. Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold to maturity, and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported in shareholders’ equity as a separate component of other comprehensive income, net of applicable deferred income taxes.

     Management evaluates investment securities for other than temporary declines in fair value on a periodic basis. If the fair value of investment securities falls below their amortized cost and the decline is deemed to be other than temporary, the securities will be written down to current market value and the write down will be deducted from earnings. There were no investment securities which management identified to be other-than-temporarily impaired for the year ended December 31, 2003. Charges to income could occur in future periods due to a change in management’s intent to hold the investments to maturity, a change in management’s assessment of credit risk, or a change in regulatory or accounting requirements.

     Goodwill and Other Intangible Assets. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. The Company’s goodwill relates to value inherent in the banking business and the value is dependent upon the Company’s ability to provide quality, cost-effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. Goodwill is not amortized, but is subjected to impairment analysis periodically. No impairment was considered necessary during the year ended December 31, 2003. However, future events could cause management to conclude that the Company’s goodwill is impaired, which would result in the Company recording an impairment loss. Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.

     Other intangible assets consisting of core-deposit intangibles with definite lives are amortized over the estimated life of the acquired depositor relationships (ten years).

     Real Estate Owned. Property acquired through foreclosure of defaulted mortgage loans is carried at the lower of cost or fair value less estimated costs to sell. Development and improvement costs relating to the property are capitalized to the extent they are deemed to be recoverable.

     An allowance for losses on REO is designed to include amounts for estimated losses as a result of impairment in value of the real property after repossession. The Company reviews its REO for impairment in value whenever events or circumstances indicate that the carrying value of the property may not be recoverable. In performing the review, if expected future undiscounted cash flow from the use of the property or the fair value, less selling costs, from the disposition of the property is less than its carrying value, an allowance for loss is recognized. As a result of changes in the real estate markets in which these properties are located, it is reasonably possible that the carrying values could be reduced in the near term.

Balance Sheet Analysis

     Loans

     The loan portfolio continues to be the largest component of earning assets and the 47% growth in 2003 resulted in a favorable increase in earnings for the Company. However, competition for loan business has been intense across most types of loans, with non-bank and traditional bank competitors willing to lend at substantially lower rates than were offered just last year. If loan yields continue to be driven down by this intense competition, the Company’s future earnings could be adversely affected. The Bank intends to continue to be aggressive in its lending markets while actively managing the portfolio with maintaining credit quality as an important objective.

     In 2003, the total loan portfolio increased 47% with real estate loans contributing the highest percentage growth, 59%, in the portfolio from 2002. In January, 2003 the Bank acquired the loan portfolio of the Ontario branch of Household Bank amounting to $39.4 million. At December 31, 2003, the Ontario branch had $35.4 million in net loans receivable, representing approximately 38% of the 2003 loan portfolio growth. Interim construction and land development lending grew 61.1% during the year, as it continued to be a very important growth area for the Bank’s real estate portfolio. The real estate portfolio has averaged approximately 50% of the total portfolio for the last five years.

     Loan Portfolio

The following tables contain information related to the Company’s loan portfolio for the five-year period ended December 31, 2003 (dollars in thousands).

	December 31,
	2003	2002	2001	2000	1999
Commercial loans	$111,749	$83,775	$69,466	$43,204	$34,239
Commercial real estate loans	103,647	61,097	41,384	28,438	17,987
Residential real estate loans	58,728	36,832	34,628	28,868	23,333
Consumer loans	16,552	13,854	12,417	12,616	9,528
Municipal loans	1,751	2,679	2,263	3,155	3,447

Total loans	292,427	198,237	160,158	116,281	88,534
Allowance for loan losses	(5,118)	(3,259)	(2,574)	(1,875)	(1,456)
Deferred loan fees, net of direct origination costs	(53)	(204)	(488)	(346)	(251)

Loan receivable, net	$287,256	$194,774	$157,096	$114,060	$86,827

Weighted average rate	6.60%	6.94%	7.72%	9.79%	9.20%

     Classification of Loans

     The Bank is required under applicable law and regulations to review its loans on a regular basis and to classify them as “satisfactory,” “special mention,” “substandard,” “doubtful” or “loss.” A loan which possesses no apparent weakness or deficiency is designated “satisfactory.” A loan which possess weaknesses or deficiencies deserving close attention is designated as “special mention.” A loan is generally classified as “substandard” if it possesses a well-defined weakness and the Bank will probably sustain some loss if the weaknesses or deficiencies are not corrected. A loan is classified as “doubtful” if a probable loss of principal and/or interest exists but the amount of the loss, if any, is subject to the outcome of future events which are undeterminable at the time of classification. If a loan is classified as “loss,” the Bank either establishes a specific valuation allowance equal to the amount classified as loss or charges off such amount.

     Non-accrual loans are those that have become delinquent for more than 90 days (unless well- secured and in the process of collection). Placement of loans on non-accrual status does not necessarily mean that the outstanding loan principal will not be collected, but rather that timely collection of principal and interest is in question. When a loan is placed on non-accrual status, interest accrued but not received is reversed. The amount of interest income which would have been recorded in fiscal 2003, 2002, 2001, 2000 and 1999 on non-accrual loans was approximately $7,000, $104,000, $66,000, $33,000 and $20,000, respectively. A non-accrual loan may be restored to accrual status when principal and interest payments are brought current or when brought to 90 days or less delinquent and continuing payment of principal and interest is expected.

     As of December 31, 2003, there were no identified credits, other than those represented in the following table, which were not in compliance with the stated terms of the credit or otherwise presented additional credit risk to the Company.

Information with respect to non-performing loans is as follows (dollars in thousands):

	December 31,
	2003	2002	2001	2000	1999
Nonaccrual loans (approximately)	$174	$609	$1,041	$370	$263
Nonaccruing loans as a percentage of total loans	0.06%	.31%	.66%	.32%	.30%
Total allowance related to these loans	$47	$249	$134	$55	$263
Interest income recorded on these loans	$3	$11	$85	$13	$10

     The Allowance for Loan Losses

Allowance for loan losses is based upon management’s assessment of various factors including, but not limited to, current and future economic trends, historical loan losses, delinquencies, underlying collateral values, as well as current and potential risks identified in the loan portfolio. The allowance is evaluated on a monthly basis by management. It is calculated by applying specified allocation factors to the various portfolio totals segmented by risk grades. The specific allocation factor is reviewed and determined annually, based on a historical migration analysis of charge-offs relative to the various risk grade categories. An allocation is also included for unfunded commitments. Additionally, specific dollar amounts may be allocated to individual loans and/or portfolio segments identified by management as presenting extraordinarily higher risk.

Allocation of the Allowance for Loan Losses
and Non-Accrual Loans Detail

(dollars in thousands)

	December 31, 2003
	Percent of
	Loans to	Gross		Non-Accrual
	Total Loans	Loans	Allowance	Loans
Commercial loans	38.22%	$111,749	$1,778	$121
Commercial real estate loans	35.44%	103,647	2,026	—
Residential real estate loans	20.08%	58,728	1,102	37
Consumer loans	5.66%	16,552	189	16
Municipal loans	0.60%	1,751	23	—

Totals	100.00%	$292,427	$5,118	$174

     Beginning in February 2002, the Bank began using an alternative methodology for calculating the Allowance for Loan Losses, along with its traditional method of allocating percentages based on risk grading. The alternative method was based more on the Bank’s portfolio and performance relative to a designated peer group. The Bank began establishing its allowance based on the greater of the two alternative calculations. At that time the traditional method had not undergone a validation analysis. In August 2002, a loan loss migration analysis was performed covering the prior 18 months of data. In July 2003, another 12 months of data was analyzed, providing the Bank with 30 months of supporting data for the validity of the traditional methodology. Therefore, in July 2003, the Bank eliminated the alternative methodology in favor of the previously utilized traditional methodology. Also considered in this decision was the fact that peer group data used in the alternative method appeared to provide some skewed data in attempting to arrive at comparable measurement. Management decided its own migration history was more representative of its performance relative to the makeup of its loan portfolio, aside from the Bank’s acquisition of the Ontario Branch.

     The 2002 charge-offs and loan loss provision were abnormally high due to recognizing specific and potential losses associated with primarily two credits. The majority of the resulting charge-offs were recovered in 2003.

Analysis of the Allowance for Loan Losses
(dollars in thousands)

	December 31,
	2003	2002	2001	2000	1999
Balance Beginning December 31	$(3,259)	$(2,574)	$(1,875)	$(1,456)	$(1,144)
Charge Offs
Commercial Loans	509	617	421	224	17
Commercial Real Estate Loans	276	123	—	111	33
Personal Real Estate Loans	195	217	55	41	72
Consumer Loans	137	46	56	30	8
Municipal Loans	—	—	—	—	—

Total Charge-offs	1,117	1,003	532	406	130
Recoveries
Commercial Loans	(212)	(57)	(73)	(4)	—
Commercial Real Estate Loans	(145)	—	—	—	(15)
Personal Real Estate Loans	(35)	(24)	(10)	(13)	—
Consumer Loans	(5)	—	(15)	(1)	—
Municipal Loans	—	—	—	—	—

Total Recoveries	(397)	(81)	(98)	(18)	(15)
Net Charge off	720	922	434	388	115
Provision for loan loss	(955)	(1,607)	(1,133)	(807)	(427)
Addition from acquisition	(1,624)	—	—	—	—
Balance at end of period	(5,118)	(3,259)	(2,574)	(1,875)	(1,456)
Ratio of net charge-offs to loans outstanding	0.25%	0.47%	0.27%	0.33%	0.13%

     In January, 2003, the Company acquired the loan portfolio of the Ontario branch of Household FSB (“Ontario Branch Portfolio”). Total loans of approximately $39 million were acquired which was net of $1.6 million allowance for loan losses. Due to interest rate fluctuations and pre-payments on some of the Ontario Branch Portfolio, net charge-offs related to this portfolio were less than originally anticipated. Of the $1.1 million in charge-offs during 2003, $0.2 million related to the Ontario Branch Portfolio.

     The allowance for loan losses for loans related to the acquisition of the loan portfolio of the Ontario branch of Household FSB (“Ontario Branch Portfolio”) was initially determined by reviewing each loan (except the consumer loan and real estate contract portfolios), assigning a risk grade commensurate with the Bank’s prevailing grading system, and applying the allowance factor appropriate to the respective grade by the Bank. A representative percentage of the consumer loan portfolio was reviewed and the allowance for this portfolio was also computed based on grade assignment. For the real estate contract portfolio, all loans over $100,000 and all loans considered to have higher than moderate risk were reviewed. An allowance of the difference between the loan balance and 50% of the originally determined collateral value was established for these loans. This (specific identification) calculation was determined from an analysis of prior losses from the real estate contract portfolio. The allowance for the remainder of the real estate contract portfolio was calculated based on the respective risk grade allocation. The allowance for the total Ontario Branch Portfolio amounted to approximately 4% breaking down approximately as follows:

Consumer	2.00%
Home Equity	1.25
Mortgages (originated)	2.50
Mortgages (purchased)	2.35
Contracts	5.00

     Beginning in July 2003, the allowance for the real estate contract portfolio was modified to approximately 4% on all loans not carrying a specifically identified allowance. The balance of the Ontario Branch Portfolio is allocated based on the respective risk grades of each loan. The Bank’s total allowance for loan losses was 1.75% of total loans at December 31, 2003. Without consideration of the Ontario Branch Portfolio, the allowance would have been 1.48%. Loss history with the Ontario Branch Portfolio will be continuously analyzed to determine whether or not it is appropriate to adjust the Ontario Branch Portfolio allocation of the Loan Loss Allowance.

     The acquired Ontario Branch Portfolio was segmented approximately as follows:

(dollars in thousands)

Type	Amount	Non-performing
Consumer (Installment Loans)	$2,300	$-0-
Home Equity Loans	1,000	-0-
Mortgage Loans (originated)	6,700	-0-
Mortgage Loans (purchased)	4,400	59
Real Estate Contracts	26,200	667

	$40,600	$726

     The following table details loan repricing information for fixed and variable loans.

Maturity and Repricing for the Bank’s
Loan Portfolio at December 31, 2003

(dollars in thousands)

LOAN REPRICING	Fixed Rate	Variable Rate	Total Loans
0-90 days	$13,720	$140,222	$153,942
91-365 days	18,031	3,638	21,669
1 year - 5 years	51,987	20,513	72,500
5 years or more	43,362	954	44,316

Total	$127,100	$165,327	$292,427

     Loan Portfolio Concentrations

     The Bank continuously monitors concentrations of loan categories in regards to industries and loan types. Due to the makeup of the Bank’s marketplace, it expects to have significant concentrations in certain industries and with specific loan types. Concentration guidelines are established, and then approved by the Board of Directors at least annually, and are reviewed by management and the Board monthly. Detrimental circumstances affecting industries involved in loan concentrations are reviewed as to their impact as they occur, and appropriate action is determined regarding the loan portfolio and/or lending strategies and practices.

     As of December 31, 2003, the Bank’s loan portfolio was concentrated, by loan type, as follows:

Commercial	38.2%
Commercial real estate	35.4%
Residential real estate	20.1%
Consumer	5.7%
Municipal	.6%

     These concentrations are typical for the markets served by the Bank, and management believes are comparable with those of the Banks’ peer group (banks of similar size and operating in the same geographic areas).

     Management does not consider the commercial and consumer portfolio totals to present a concentration risk, and feels that there is adequate diversification by type, industry, and geography to further mitigate risk. The agricultural portfolio presents a somewhat greater risk, in that it represents a majority of the loans in the Bank’s southern Idaho region. Agricultural loans of $61.8 million represent approximately 21% of the total loan portfolio, while approximately $31.4 million is comprised of loans secured specifically by livestock representing 28.1% of the commercial loan portfolio. The balance of the agricultural portfolio consists of loans secured by crops and real estate.

     However, specific underwriting is applied to retain only borrowers that have proven track records in the agricultural industry. In addition, the Bank has hired senior lenders with significant experience in agricultural lending to administer these loans. Further mitigation is provided through frequent collateral inspections, adherence to budgets, and annual or more frequent review of financial performance.

     The real estate loan portfolio appears to pose the greatest risk of a concentration. However, experienced lenders and consistently applied underwriting standards help to mitigate credit risk. Although real estate values tend to fluctuate somewhat with economic conditions, over time real estate collateral is generally considered one of the safest forms of collateral in regards to maintaining value.

     The Bank presently has a small percentage of loans to contractors/developers, and is somewhat active in custom construction lending. Again, experienced lenders and sound administrative practices have resulted in no losses in more than three years of active construction lending. The State of Idaho imposes real estate loan concentration limits for banks’ construction loan portfolio totals as well as aggregate real estate loan portfolio totals. Loans secured by real estate may not exceed 90% of the appraised value of the respective real estate and may not exceed a 30-year maturity, per the Idaho regulatory requirements. Furthermore, the aggregate sum of the Bank’s real estate loans may not exceed the greater of the amount of the Bank’s capital and capital notes plus unimpaired surplus or 60% of the total of its savings and time deposits. Exceptions to these limits require the consent of the Director of the Idaho Department of Finance. Residential construction loans maturing in 18 months or less and commercial (building) loans maturing in 36 months or less, whether or not secured by the real estate involved, can be considered commercial rather than real estate loans for calculating real estate loan totals. However, such loans in aggregate shall not exceed 70% of the Bank’s capital, surplus and capital notes, without the consent of the Idaho Department of Finance. Such loans currently amount to 55.6% of the Bank’s capital, surplus and capital notes. Excluding those loans, total loans secured by real estate represent 52.5% of total savings and time deposits, which in well within the State of Idaho’s tolerance.

     A notable concentration is currently present in the real estate contract secured portfolio as a result of the Bank’s purchase of assets from Household Bank in January 2003. These contracts represented approximately 19.7% of the commercial real estate loan portfolio at December 31, 2003. The nature of the portfolio presents a higher than average credit risk for the Bank. As a result, the Bank has maintained a greater loan loss allowance for this component of the loan portfolio, with a higher initial allocation plus a specific amount for those contracts identified as being “impaired”. Furthermore, the Bank is presently in negotiations to sell part of the contract portfolio, which would include the majority of the “impaired” contracts.

     In addition to the higher loan loss allowance for the contract segment of the real estate loan portfolio, the methodology of determining the Bank’s overall allowance provides for specific allocation for individual loans or components of the loan portfolio. This could include any segment. However, all components deemed to represent significant concentrations are especially scrutinized for credit quality and appropriate allowance. Allocations are reviewed and determined by senior management monthly and reported to the Board of Directors.

     Investments

     The investment portfolio is the second largest earning asset category and is comprised mostly of securities categorized as available-for-sale. These securities are recorded at market value. Unrealized gains and losses that are considered temporary are recorded as a component of accumulated other comprehensive income or loss.

     The carrying value of the available-for-sale securities portfolio grew 48% to $76.6 million at December 31, 2003 from $51.8 million at December 31, 2002. The carrying value of the held-to-maturity securities portfolio increased 10% to $3.3 million from $3.0 million. The Company continues to invest most of its excess funds in the available-for-sale portfolio to provide more flexibility in managing the investment portfolio assets. In 2003, the Bank began to invest more in U.S. agency debentures, rather than direct U.S. government notes and bonds due to the more favorable yield levels of these agencies. A large part of the U.S. agency securities growth for 2003 came in the category of mortgage-backed securities. These investments have shortened the duration of the total investment portfolio to position the bank for a rising interest rate market and limit extension risk in the portfolio. The average effective duration of the available-for-sale and the held-to-maturity portfolios was approximately 1.7 years and 3.2 years, respectively on December 31, 2003.

     The following table displays investment securities balances and repricing information for the total portfolio:

Investment Portfolio Detail
(carrying value dollars in thousands)

as of December 31,

		%		%
Carrying value as of December 31	2003	Change	2002	Change	2001
U.S. treasury securities and obligations of U.S. government agencies	$36,969	4.44%	$35,397	(1.69)%	$36,007
Mortgage-backed securities	34,032	165.42%	12,822	248.80%	3,676
Corporate bonds	5,601	56.67%	3,575	(76.39)%	15,142
State and municipal bonds	3,336	12.63%	2,962	(23.12)%	3,853

Total	$79,938	45.99%	$54,756	(6.68)%	$58,678

As of December 31, 2003
Maturing Within	One		One to		Five to		Over
(in thousands)	Year		Five Years		Ten Years		Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U S Treasury securities and obligations of government agencies	$7,387	5.07%	$23,631	3.97%	$5,951	4.23%		$—	$36,969	4.23%
Corporate bonds	1,765	6.27%	3,836	4.65%		—		—	5,601	5.15%
Mortgage-backed securities		—	15,733	3.54%	10,623	4.54%	7,676	3.47%	34,032	3.71%
State and Municipal bonds (tax - equivalent)	6	10.68%	2,445	6.48%	885	4.14%		—	3,336	5.86%

Total	$9,158	5.30%	$45,654	4.01%	$17,459	4.41%	$7,676	3.47%	$79,938	4.14%

     Deposits

     Deposits represent approximately 90% of the Bank’s liabilities at December 31, 2003. The Bank gathers its deposit base from a combination of small business and retail sources. The retail base continues to grow with new and improved product offerings. However, management recognizes that customer service, not a vast retail branch network, is going to be the key to the Bank’s retail growth. In 2003, the Bank experienced some changes in the typical sources of deposit growth as well as increased competition for depositors. While total interest-bearing deposits grew 44% over 2002, the certificates of deposit portion of that total grew by 42%. In previous years, much of the Bank’s growth has been in money market and tiered interest accounts.

     The year 2003 appears to have been an indicator of what is in store for many community banks, as competition has increased for deposits from mutual funds, high yield money market accounts and other non-bank investment opportunities. The Bank has responded by remaining competitive in the traditional deposit products as well as offering repurchase agreements and a commercial sweep product to business customers.

     Total deposits grew 41.6% in 2003 with noninterest-bearing balances growing 33% and interest-bearing deposits growing 44% over 2002 balances. NOW and money market accounts (personal, business and public) grew to $114.3 million at December 31, 2003 from $83.7 million at December 31, 2002. The following table details repricing information for the Bank’s time deposits with minimum balance of $100,000 at December 31, 2003 (in thousands):

Maturities
Less than three months	$11,808
Three to six months	8,389
Six to twelve months	9,776
Over twelve months	13,467

$43,440

     Borrowings

     As part of the Company’s funds management and liquidity plan, the Bank has arranged to have short-term and long-term borrowing facilities available. The short-term and overnight facilities are federal funds purchasing lines as reciprocal arrangements to the federal funds selling agreements in place with various correspondent banks. At December 31, 2003 there were no short-term borrowing balances outstanding and the Bank had unsecured credit lines of $10.0 million available. For long and short-term funding needs, the Bank has credit available from the Federal Home Loan Bank of Seattle (FHLB), limited to a percentage of its total regulatory assets subject to collateralization requirements and a blanket pledge agreement. At December 31, 2003, the Bank had notes with the FHLB of $5 million and the ability to borrow an additional $29.3 million.

     Securities sold under agreements to repurchase, which are classified as other secured borrowings generally are short-term agreements. These agreements are treated as financing transactions and the obligations to repurchase securities sold are reflected as a liability in the consolidated financial statements. The dollar amount of securities underlying the agreements remains in the applicable asset account. These agreements had a weighted average interest rate of .58% and 2.05% at December 31, 2003 and 2002, respectively. The average balances of securities sold subject to repurchase agreements were $13.4 million, $13.2 million and $11.6 million during the years ended December 31, 2003, 2002 and 2001 respectively. The maximum amount outstanding at any month end during these same periods was $17.2 million, $16.0 million and $14.2 million, respectively. The weighted average interest rates during 2003, 2002 and 2001 were 1.24%, 2.09% and 4.66%, respectively. All repurchase agreements mature on a daily basis. At December 31, 2003 and 2002, the Company pledged as collateral, certain bonds and mortgaged-backed securities with aggregate amortized costs of $17.8 million and $15.5 million, respectively. These investments and mortgaged backed securities had market values of $18.3 million and $16.5 million at December 31, 2003 and 2002, respectively.

     In January, 2003 the Company issued $8.0 million of Trust Preferred securities through its newly formed subsidiary, Intermountain Statutory Trust I. Approximately $7.0 million was subsequently transferred to the capital account of Panhandle State Bank for capitalizing the Ontario branch acquisition. The debt associated with these securities bears interest at 6.75% with interest payable quarterly. The debt is callable by the Company in March 2008 and matures in March 2033. In March, 2004, the Company issued $8.0 million of additional Trust Preferred securities through a second subsidiary, Intermountain Statutory Trust II. This debt is callable by the Company after five years, bears interest on a variable basis tied to the 90 day LIBOR index plus 2.8%, and matures in 2034. Proceeds are intended for growth and future expansion.

     Capital

     Capital is the shareholder’s investment in the Company. Capital grows through the retention of earnings, the issuance of new stock, and through the exercise of incentive options. Capital formation allows the Company to grow assets and provides flexibility in times of adversity. Total Equity on December 31, 2003 was 6.6% of total assets. The largest component of equity is common stock representing 61% of total equity. Retained earnings amounts to 38% and the remaining 1% is accumulated other comprehensive income.

     Banking regulations require the Company to maintain minimum levels of capital. The Company manages its capital to maintain a “well capitalized” designation (the FDIC’s highest rating) (regulatory capital calculations include the trust preferred securities as a component of capital). At December 31, 2003, the Company’s Tier I capital to risk weighted assets was 10.52%, compared to 10.20% at December 31, 2002. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios of 10%, 6%, and 5%, respectively.

     During the second quarter 2003, the Company instituted a stock repurchase program to purchase up to 38,462 shares or approximately 3% of its then outstanding shares of common stock from existing shareholders. The offer expired on May 30, 2003, at which time the Company had repurchased a total of 15,360 shares or approximately 1.1% of the shares outstanding.

     In July 2003, the Company approved a 10% stock dividend to all shareholders of record as of July 30, 2003. The Company has declared 10% stock dividends in each of the last four years. In addition to the 10% stock dividend declared in 2003, there was a 2-for-1 stock split effective to all shareholders of record as of December 17, 2003.

     The Company believes that the additional trust preferred debentures, earnings retention and existing capital will be sufficient to fund anticipated asset growth, while maintaining a well-capitalized designation from the FDIC.

     The following table sets forth the Company’s actual capital ratios for 2003, 2002 and 2001 as well as the quantitative measures established by regulatory authorities.

					To Be Well
					Capitalized Under
CAPITAL ADEQUACY			For Capital		Prompt Corrective
(dollars in thousands)	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003
Total Capital (to Risk Weighted Assets)	$36,983	11.77%	$25,128	8%	$31,410	10%
Tier 1 Capital (to Risk Weighted Assets)	33,042	10.52%	12,564	4%	18,846	6%
Tier 1 Capital (to Average Assets)	33,042	8.16%	16,206	4%	20,258	5%
December 31, 2002
Total Capital (to Risk Weighted Assets)	$25,976	11.46%	$18,141	8%	$22,676	10%
Tier 1 Capital (to Risk Weighted Assets)	23,136	10.20%	9,070	4%	13,605	6%
Tier 1 Capital (to Average Assets)	23,136	8.14%	11,365	4%	14,206	5%
December 31, 2001
Total Capital (to Risk Weighted Assets)	$22,542	12.10%	$14,906	8%	$18,632	10%
Tier 1 Capital (to Risk Weighted Assets)	20,273	10.88%	7,453	4%	11,179	6%
Tier 1 Capital (to Average Assets)	20,273	8.71%	9,311	4%	11,639	5%

     Liquidity

     Liquidity is the term used to define the Company’s ability to meet its financial commitments. The Company maintains sufficient liquidity to ensure funds are available for both lending needs and the withdrawal of deposit funds. The Company derives liquidity primarily through core deposit growth, maturity of investment securities, and loan payments. Core deposits include demand, interest checking, money market, savings, and local time deposits. Additional liquidity and funding sources are provided through the sale of loans, sales of securities, access to national certificate of deposit (CD) markets, and both secured and unsecured borrowings.

     Core deposits, total deposits less public deposits and brokered certificates of deposit, at December 31, 2003 were 96.5% of total deposits, compared to 97.7% at December 31, 2002. During 2003, the Company experienced a $97.8 million or 41% increase in its core deposit base. Nearly $19.0 million of the growth in core deposits occurred in noninterest-bearing deposits. The Company used this core deposit growth and sales and maturities of securities to fund internal asset growth during the year. Deposits purchased in the acquisition and a trust preferred offering of $8.0 million funded the acquisition of the Household Bank assets. Deposit growth has generally kept pace with internal loan demand, resulting in minimal liquidity pressure for the Bank in the past. The Company expects to sell $5.4 million in contracts purchased in the Ontario acquisition during the first quarter 2004, which will provide additional liquidity.

     Overnight-unsecured borrowing lines have been established at US Bank, the Federal Home Loan Bank of Seattle and with the Federal Reserve Bank of San Francisco. At December 31, 2003, the

Company had approximately $30 million of overnight funding available and $5.7 million of overnight fed funds sold. In addition, $2 to $5 million in funding is available on a semiannual basis from the State of Idaho in the form of negotiated certificates of deposit. The Company’s loan portfolio also contains approximately $9 million in guaranteed government loans, which can be sold on the secondary market.

Results of Operations

     Net Interest Income

     The following table provides information on net interest income for the past three years, setting forth average balances of interest-earning assets and interest-bearing liabilities, the interest income earned and interest expense recorded thereon and the resulting average yield-cost ratios.

Average Balance Sheets and Analysis of Net Interest Earnings
(dollars in thousands)

For the Year Ended	Average	Interest Income/
December 31, 2003	Balance	Expense	Yield
Loans receivable, net (1)	$261,241	$19,896	7.62%
Securities (2)	76,106	2,576	3.39%
Federal funds sold	7,107	61	0.86%

Total earning assets	$344,454	$22,533	6.54%
Cash equivalents	12,362
Office properties and equipment, net	9,133
Other assets	11,851

Total assets	$377,800

Time deposits of $100,000 or more	34,363	885	2.58%
Other interest-bearing deposits	220,683	3,332	1.51%
Short-term borrowings	16,960	253	1.49%
Other borrowed funds	7,492	500	6.67%

Total interest-bearing liabilities	$279,498	$4,970	1.78%
Noninterest-bearing deposits	69,412
Other liabilities	3,108
Shareholders’ equity	25,782

Total liabilities and shareholders’ equity	$377,800

Net interest income		$17,563

Net yield on interest-earning assets			5.10%

Average Balance Sheets and Analysis of Net Interest Earnings
(dollars in thousands)

	Average	Interest Income/
For the Year Ended December 31, 2002	Balance	Expense	Yield
Loans receivable, net (1)	$174,908	$14,017	8.01%
Securities (2)	51,912	2,678	5.16%
Federal funds sold	6,354	92	1.45%

Total earning assets	$233,174	$16,787	7.20%
Cash equivalents	10,215
Office properties and equipment, net	6,794
Other assets	5,211

Total assets	$255,394

Time deposits of $100,000 or more	22,685	780	3.44%
Other interest-bearing deposits	144,128	2,852	1.98%
Short-term borrowings	13,724	287	2.09%
Other borrowed funds	—	—	—

Total interest-bearing liabilities	180,537	$3,919	2.17%
Noninterest-bearing deposits	50,324
Other liabilities	2,058
Shareholders’ equity	22,475

Total liabilities and shareholders’ equity	$255,394

Net interest income		$12,868

Net yield on interest-earning assets			5.52%

Average Balance Sheets and Analysis of Net Interest Earnings
(dollars in thousands)

	Average	Interest Income/
For the Year Ended December 31, 2001	Balance	Expense	Yield
Loans receivble, net (1)	$131,154	$12,393	9.45%
Securities (2)	62,089	3,629	5.84%
Federal funds sold	7,495	291	3.88%

Total earning assets	200,738	16,313	8.13%
Cash equivalents	7,328
Office property and Equipment, net	4,900
Other assets	3,154

Total assets	$216,120

Time deposits of $100,000 or more	20,460	1,179	5.76%
Other interest-bearing deposits	123,940	4,398	3.55%
Short-term borrowings	11,782	546	4.63%
Other borrowed funds	—	—	—

Total interest-bearing liabilities	156,182	6,123	3.92%
Noninterest-bearing deposits	38,329
Other liabilities	1,953
Shareholders’ equity	19,656

Total liabilities and shareholders’ equity	$216,120

Net interest income		$10,190

Net yield on interest-earning assets			5.08%

(1)	Non-accrual loans are included in the average balance, but interest on such loans is not recognized in interest income.

(2)	Municipal interest income is not tax equalized.

     The following rate/volume analysis depicts the increase (decrease) in net interest income attributable to interest rate fluctuations (change in rate multiplied by prior period average balance) and volume fluctuations (change in average balance multiplied by prior period rate) when compared to the preceding year.

Changes Due to Volume and Rate
(in thousands)

		2003 vs 2002
		Changes due to
	Volume	Rate	Volume/Rate	Total
Loans receivable, net	4,693	(1,291)	2,477	5,879
Securities	879	(693)	(288)	(102)
Federal funds sold	36	(21)	(46)	(31)

Total interest income	5,608	(2,005)	2,143	5,746
Time deposits of $100,000 or more	457	160	(513)	104
Other interest-earning deposits	1,290	(2,131)	1,322	481
Short-term borrowings	16	(76)	26	(34)
Other borrowed funds	500	—	—	500

Total Interest expense	2,263	(2,047)	835	1,051

Net Interest Income	3,345	(42)	1,308	4,695

Changes Due to Volume and Rate
(in thousands)

		2002 vs 2001
		Changes due to
	Volume	Rate	Volume/Rate	Total
Loans receivable, net	1,409	(1,486)	1,702	1,625
Securities	(425)	(645)	119	(951)
Federal funds sold	83	(19)	(264)	(200)

Total Interest income	1,067	(2,150)	1,557	474
Time deposits of $100,000 or more	(69)	(360)	30	(399)
Other interest-bearing deposits	(231)	(337)	(977)	(1,545)
Short-term borrowings	(166)	(203)	109	(260)
Other borrowed funds	—	—	—	—

Total interest expense	(466)	(900)	(838)	(2,204)

Net interest income	1,533	(1,250)	2,395	2,678

Note: The change in interest not due solely to volume or rate has been allocated in proportion to the absolute dollar amounts of the change in each.

     2003 Compared to 2002

     The Bank’s net interest income increased $4.7 million in 2003 versus 2002. The net interest income increase attributable to volume increases was a favorable $3.3 million over 2002. However, interest-earning assets were subject to downward rate pressure during 2003 as well as extensive competition for loans. These factors, coupled with limited ability to move deposit rates lower because of the low interest rate environment, created a $42,000 decrease in net interest income attributable to rate variances. However this impact to net interest income was considerably less in 2003 than in 2002 where downward interest rate pressure resulted in a decrease to interest income by $1.3 million.

     The net yield on interest-earning assets decreased 0.42% in 2003 versus 2002. The cost of interest-bearing liabilities decreased 0.39%. The loan yield drop of 0.39% represented the largest combined impact to net yield. However, the cost of $100,000 and over time deposits decreased 0.86% in the face of rate decreases during 2003 and represented the most drastic rate change from 2002. As the Bank has grown and expanded its customer base, there are more opportunities to underwrite larger, more competitively priced loans that exist in the current market. The drop by 0.25% in the prime rate and the decreasing cost of interest bearing sources of funding during 2003 directly affected the Bank’s variable rate loan portfolio, which was 55% of the portfolio at December 31, 2003. The investment securities portfolio experienced a decrease in yield of 1.77 % and the yield on fed funds sold also fell during 2003 by 0.59% in line with the short-term investment market.

     2002 Compared to 2001

     The Bank’s overall net interest income for 2002 was $12.9 million, an increase of $2.7 million over 2001. Drastic decreases in the prime lending rate during 2001 continued to have an impact on interest income and expense during 2002, as maturing loans and deposits were repriced throughout the year. This repricing, combined with stiff competition for loans and deposits, contributed to a $1.3 million decrease in net interest income attributable to changes in rate.

     The net yield on interest-earning assets rebounded from the interest rate decreases in 2001 and ended 2002 at 5.52%, a 0.44% increase over 2001. The increased net yield was driven by a 1.75% drop in the cost of interest-bearing liabilities and offset partially by an 1.44% decrease in the loan yield. The decrease in interest-bearing liabilities was spread fairly evenly across the portfolio, with the largest percentage decrease coming in time deposits of $100,000 or more.

     Other Income

     The following table details dollar amount and percentage changes of certain categories of other income for the three years ended December 31, 2003.

			Percent			Percent
Other Income	2003	% of	Change	2002	% of	Change	2001	% of
(dollars in thousands)	Amount	Total	Prev. Yr.	Amount	Total	Prev. Yr.	Amount	Total
Fees and service charges	$5,321	89%	52%	$3,493	83%	42%	$2,468	94%
BOLI income	273	5%	150%	109	2%	%	—	0%
Other Income	391	6%	-38%	630	15%	294%	160	6%

Total	$5,985	100%	41%	$4,232	100%	61%	$2,628	100%

     Loan fees and service charges on deposit accounts continue to be the Bank’s primary other income. Both areas have experienced considerable growth over the past several years. Rapid loan growth and expanded mortgage volumes generated the large percentage increase in loan fees. Mortgage volume is expected to taper off in 2004, resulting in a slower increase in loan fees in the coming year. Growth in core deposit accounts and non-sufficient funds fees have been the primary contributors to increases in service charge income over the past several years. The Bank sold additional securities in 2002 to provide liquidity and shorten the duration of the investment portfolio, generating the reported gains. Other income includes miscellaneous service fees, investment and insurance income, merchant credit card fees and debit card fees. Income in these areas has continued to expand with the growth of the Bank.

     As an ongoing process, the Bank continues to explore other possible non-interest income sources, including expanded SBA loan sales, additional real estate and construction lending, and stronger investment and insurance sales.

     Operating Expenses

     The following table details dollar amount and percentage changes of certain categories of other expense for the three years ended December 31, 2003.

			Percent			Percent
Other Expense	2003	% of	Change	2002	% of	Change	2001	% of
(dollars in thousands)	Amount	Total	Prev. Yr.	Amount	Total	Prev. Yr.	Amount	Total
Salaries and employee benefits	$10,378	61%	39%	$7,442	64%	32%	$5,644	64%
Occupancy expense	2,493	15%	46%	1,704	15%	27%	1,347	15%
Printing, postage and supplies	803	5%	40%	575	5%	17%	492	6%
Other expense	1,467	8%	60%	916	8%	67%	550	6%
Fees and service charges	886	5%	123%	397	3%	32%	300	4%
Advertising	480	3%	51%	318	3%	45%	219	3%
Legal and accounting	520	3%	119%	237	2%	14%	208	2%

Total	$17,027	100%	47%	$11,589	100%	32%	$8,760	100%

     Similar to 2002 and 2001, salaries and employee benefits continued to be the majority of the non-interest expense category. As the Company has grown in total assets, number of branches and product offerings, the number of full-time equivalent employees at the Bank has also grown from 95 at the beginning of 2001 to 208 at December 31, 2003. In 2003, the Bank acquired employees from the Ontario branch of Household Bank, Real Estate Contracts Department and Secured savings Department, and opened branches in Post Falls and Caldwell. It also added additional loan and deposit personnel in existing offices. To support branch growth and additional future opportunities, various administrative departments including operations, credit administration and relationship services have expanded staff during the past year. As of September 30, 2003, the Company’s assets per full-time equivalent employee ratio was $2.03 million, compared to a peer ratio of $3.23 million, as published in the FDIC’s “Uniform Bank Performance Report”, based on banks with between $300 million and $500 million in assets. The Bank expects the asset ratio to increase as production increases from the new branches opened in the last few years.

     Consistent with the Company’s growth strategy, occupancy and equipment expense grew significantly in 2003. The expense increase was primarily caused by the new branches built and acquired in 2003, and the full-year operational costs of branches built in 2002. Computer and equipment expenses also increased in 2003 to support the bank’s growth, and will increase again in 2004, as the Bank invests in new data and check processing systems.

     Public relations and advertising expense totaled $.48 million for 2003, a 51% increase over the $.32 million expense in 2002. New market development, grand opening activities and the need to market over expanded areas caused the increase.

     Cost management continues to be a high priority item for management and the Board, even during this period of rapid growth. The Bank continues to review various processes for potential efficiency gains, and will be employing additional technology to slow the growth in salary expense.

     Off-Balance Sheet Arrangements

     The Company, in the conduct of ordinary business operations routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. The Company is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Management does not believe that these off-balance sheet arrangements have a material current effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, but there is no assurance that such arrangements will not have a future effect. See Note 14 of “Notes to Consolidated Financial Statements.”

     Tabular Disclosure of Contractual Obligations

     The following table represents the Company’s on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2003.

	Payments Due by Period
		Less than			Over	More than
	Total	1 year	1 to 3 years		3 to 5 years	5 years
	(Dollars in thousands)
Long-term debt(1)	$13,030	$	$		$	$13,030
Capital lease obligations(2),
Operating lease obligations(3)	1,223	317		386	356	164
Purchase obligations(2)	1,193	1,193
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP

Total	$15,446	$1,510		$386	$356	$13,194

(1)	Excludes interest payments. See Note 7 and 8 of “Notes to Consolidated Financial Statements.”

(2)	Excludes recurring accounts payable, accrued expenses and other liabilities, repurchase agreements and customer deposits, all of which are recorded on the registrant’s balance sheet. See Notes 5 and 6 of “Notes to Consolidated Financial Statements”.

(3)	Excludes operating lease payments for new lease acquired in March 2004. See Note 21 of “Notes to Consolidated Financial Statements”.

For the Quarters Ended March 31, 2004 and 2003

Results of Operations

     Overview. The Company recorded net income of $1.1 million, or $0.30 per diluted share, for the three months ended March 31, 2004, compared with net income of $866 thousand, or $0.26 per diluted share, for the three months ended March 31, 2003. The increase in net income for both periods reflected an increase in net interest income and other income.

     The annualized return on average assets was 1.03% and 1.08% for the three months ended March 31, 2004 and 2003, respectively. The annualized return on average equity was 15.5% and 14.5% for the three months ended March 31, 2004 and 2003, respectively. The increases in the ratios were primarily due to the increase in net income.

     Net Interest Income. The most significant component of earnings for a financial institution typically is net interest income, which is the difference between interest income, primarily from loan and investment portfolios, and interest expense, primarily on deposits and borrowings. During the three months ended March 31, 2004 and 2003, net interest income was $4.8 million and $3.8 million, respectively, an increase of 26%. The increase in net interest income during the three months ended March 31, 2004, compared to the same period in 2003, was primarily due to an increase in loan volumes and relative stability in the net interest spread

     Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the dollar level of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the yield on interest-earning assets and the rate paid on interest-bearing liabilities. Net interest margin refers to net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

     Average interest-earning assets at March 31, 2004 and 2003 were $372.8 million and $301.7 million, respectively. Average net loans increased by $60.0 million, while average investments increased by $12.2 million over the same period in 2003. Net interest spread during the three months ended March 31, 2004 and 2003 was 4.49% and 4.50%, respectively. The net interest margin for the three months ended March 31, 2004 and 2003 was 4.91% and 5.00%, respectively. Net interest margin decreased primarily due to lower yields on earning assets. Net interest spread decreased primarily because the yield on loans declined slightly more than the cost of deposits.

     Provision for Losses on Loans. Management’s policy is to establish valuation allowances for estimated losses by charging corresponding provisions against income. This evaluation is based upon management’s assessment of various factors including, but not limited to, current and future economic trends, historical loan losses, delinquencies, underlying collateral values, as well as current and potential risks identified in the portfolio.

     The Company recorded provisions for losses on loans of $136 thousand and $74 thousand for the three months ended March 31, 2004 and 2003, respectively. The current provision reflects the analysis and assessment of the relevant factors mentioned in the preceding paragraph.

     The following table summarizes loan loss allowance activity for the periods indicated.

	Three Months Ended March 31,
	2004	2003
	(Dollars in thousands)
Balance at January 1	$5,118	$3,259
Acquired allowance for loan losses	—	1,624
Provision for losses on loans	136	74
Amounts written off net of recoveries	28	29

Balance at March 31	$5,282	$4,986

     At March 31, 2004, the Company’s total classified assets were $2.6 million, compared with $3.2 million at March 31, 2003. Total nonperforming loans were $0.1 million at March 31, 2004, compared with $0.6 million at March 31, 2003. The decrease in nonperforming loans and classified assets was primarily attributable to the sale or liquidation of assets securing the nonperforming loans. At March 31, 2004, the Company’s loan delinquency rate (30 days or more) as a percentage of total loans was 1.20%, compared with 1.90% at March 31, 2003.

     Other Income. Other income was $1.4 million and $1.2 million for the three months ended March 31, 2004 and 2003, respectively. The increase for the three months ended March 31, 2004, compared with the three months ended March 31, 2003 was primarily due to service fee income generated from the servicing of secured credit cards for Household Finance, a line of business obtained through the acquisition of Orchard Bank in January 2003. Deposit service fees from continued account growth also contributed to the increase. Fees and service charge income increased by 7.6% to $1.2 million for the three months ended March 31, 2004 from $1.1 million for the same period last year.

     Operating Expenses. Operating expenses were $4.3 million and $3.6 million for the three months ended March 31, 2004 and 2003, respectively. The higher level of operating expenses was primarily a result of expanded staffing and fixed asset depreciation created by the opening of two additional bank branches and the acquisition of the Ontario office in 2003. Operating expenses have decreased $.7 million compared to the fourth quarter of 2003.

     Salaries and employee benefits were $2.5 million and $2.2 million for the three months ended March 31, 2004 and 2003, respectively. The employee costs reflected increased branch staffing, increased mortgage banking staff and additional administrative staff as a result of continued new branch growth and expansion. At March 31, 2004, full-time-equivalent employees were 214, compared with 187 at March 31, 2003.

     Occupancy expenses were $623 thousand and $479 thousand for the three months ended March 31, 2004 and 2003, respectively. The increase was primarily due to the additional cost of the Ontario acquisition and additional administrative facilities.

     Income Tax Provision. The Company recorded federal and state income tax provisions of $627 thousand and $533 thousand for the three months ended March 31, 2004 and 2003, representing 37% and 38% effective tax rates for 2004 and 2003, respectively.

Financial Position

     Assets. At March 31, 2004, the Company’s assets were $432.8 million, up $23 million from $409.8 million at December 31, 2003.

     Investments. The Company’s investment portfolio at March 31, 2004 was $96.3 million, an increase of $15.7 million from the December 31, 2003 balance of $80.6 million. The increase was primarily due to net purchases of government agencies and mortgage-backed securities utilizing excess liquidity created from the proceeds of the debentures issued in March 2004.

     Loans Receivable. At March 31, 2004, net loans receivable were $292.1 million, up $4.8 million from $287.3 million at December 31, 2003. The increase was primarily due to net increases in business and private banking, corporate banking, and residential real estate loans. During the three months ended March 31, 2004, total loan originations were $94.9 million compared with $65.3 million for the prior year’s comparable quarter.

     The following table sets forth the composition of the Company’s loan portfolio at the dates indicated. Loan balances exclude deferred loan origination costs and fees and allowances for loan losses.

	March 31, 2004		December 31, 2003
	Amount	%	Amount	%
		(Dollars in thousands)
Commercial	$116,607	39.20	$111,748	38.21
Commercial real estate	104,075	34.99	103,647	35.44
Residential real estate	59,344	19.95	58,728	20.08
Consumer	16,432	5.52	16,552	5.66
Municipal	1,004	.34	1,751	0.61

Total loans receivable	297,462	100.00	292,426	100.00

Net deferred origination fees	(53)		(52)
Allowance for losses on loans	(5,282)		(5,118)

Loans receivable, net	$292,127		$287,256

Weighted average yield at end of period	6.30%		6.60%

     The following table sets forth the Company’s loan originations for the periods indicated.

	Three Months Ended
	March 31,
	2004	2003	% Change
	(Dollars in thousands)
Commercial	$59,416	$38,668	53.7%
Commercial real estate	16,577	12,410	33.6%
Residential real estate	15,094	11,648	29.6%
Consumer	3,774	2,380	58.6%
Municipal	15	224	(93.3%)

Total loans originated	$94,876	$65,330	45.2%

     BOLI and All Other Assets. Bank-owned life insurance (“BOLI”) and other assets increased to $7.7 million at March 31, 2004 from $7.5 million at December 31, 2003. The increase was primarily due to the increase in cash surrender value of bank-owned life insurance.

     Deposits. Total deposits increased $18.3 million to $363.2 million at March 31, 2004 from $344.9 million at December 31, 2003, primarily due to increases in non-interest bearing demand accounts, savings and certificates of deposit accounts.

     The following table sets forth the composition of the Company’s deposits at the dates indicated.

	March 31, 2004		December 31, 2003
	Amount	%	Amount	%
	(Dollars in thousands)
Demand	$81,670	22.5	$76,439	22.2
NOW and money market 0.1% to 3.4%	111,951	30.8	114,322	33.1
Savings and IRA 0.25% to 6.5%	48,136	13.3	45,807	13.3
Certificate of deposit accounts	121,488	33.4	108,298	31.4

Total deposits	$363,245	100.0	$344,866	100.0

Weighted average interest rate on certificates of deposit		2.61%		2.57%

     The shift in the mix of deposits since December 2003 reflects: (1) a shift from money market and NOW checking accounts to certificates of deposit and (2) a strong increase in new business checking deposits as a result of aggressive marketing of business services.

     Borrowings. Deposit accounts are the Company’s primary source of funds. The Company does, however, rely upon advances from the Federal Home Loan Bank of Seattle (“FHLB Seattle”), reverse repurchase agreements and other borrowings to supplement its funding and to meet deposit withdrawal requirements. The total of such borrowings were $34.5 million and $30.4 million at March 31, 2004 and December 31, 2003, respectively. The primary reason for this increase was the issuance of $ 8 million of debentures by the Company’s wholly owned subsidiary, Intermountain Statutory Trust II. The proceeds of these debentures were used to purchase investments and fund loan growth. See “Liquidity and Sources of Funds.”

Interest Rate Risk

     The results of operations for financial institutions may be materially and adversely affected by changes in prevailing economic conditions, including rapid changes in interest rates, declines in real estate market values and the monetary and fiscal policies of the federal government. Like all financial institutions, the Company’s net interest income and its NPV (the net present value of financial assets, liabilities and off-balance sheet contracts), are subject to fluctuations in interest rates. Currently, the Company interest-bearing liabilities, consisting primarily of deposits, mature or reprice more rapidly, or on different terms, than do its interest-earning assets, consisting primarily of loans receivable and investments. The fact that liabilities mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates; however, such an asset/liability structure may result in declining net interest income during periods of rising interest rates. The use of the Company’s pricing strategies and variable rate loan products tied to an internal cost of funds and the prime lending rate index typically mitigates the negative impact in a rising interest rate environment.

     To minimize the impact of fluctuating interest rates on net interest income, the Company promotes a loan pricing policy of utilizing variable interest rate structures that associates loan rates to the Company’s internal cost of funds, i.e. deposits and borrowings. This approach historically has contributed to a consistent interest rate spread and reduces pressure from borrowers to renegotiate loan terms during periods of falling interest rates. The Company currently maintains over fifty percent of its loan portfolio in variable interest rate assets.

     Additionally, the extent to which borrowers prepay loans is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay loans. When interest rates decrease, borrowers are more likely to prepay loans. Prepayments may affect the levels of loans retained in an institution’s portfolio, as well as its net interest income. The Company maintains an asset and liability management program intended to manage net interest income through interest rate cycles and to protect its NPV by controlling its exposure to changing interest rates.

     The Company uses a simulation model designed to measure the sensitivity of net interest income and NPV to changes in interest rates. This simulation model is designed to enable the Company to generate a forecast of net interest income and NPV given various interest rate forecasts and alternative strategies. The model is also designed to measure the anticipated impact that prepayment risk, basis risk, customer maturity preferences, volumes of new business and changes in the relationship between long-term and short-term interest rates have on the performance of the Company.

     The Company is continuing to pursue strategies to manage the level of its interest rate risk while increasing its net interest income and NPV through the origination and retention of variable-rate consumer, business banking, construction and commercial real estate loans, which generally have higher yields than residential permanent loans, by the sale of certain long-term fixed-rate loans and investments, and by increasing the level of its core deposits, which are generally a lower-cost funding source than wholesale borrowings. There can be no assurance that the Company will be successful implementing any of these strategies or that, if these strategies are implemented, they will have the intended effect of reducing IRR or increasing net interest income.

     The Company also uses gap analysis, a traditional analytical tool designed to measure the difference between the amount of interest-earning assets and the amount of interest-bearing liabilities expected to mature in a given period. The Company calculated its one-year cumulative gap position to be a negative 19.82% and a negative 8.7% at March 31, 2004 and December 31, 2003, respectively. Management attempts to maintain the Company’s gap position between positive 20% and negative 20%. At March 31, 2004, the Company’s gap positions were within limits established by its Board of Directors. Management is pursuing strategies to increase its net interest income without significantly increasing its cumulative gap positions in future periods. There can be no assurance that the Company will be successful implementing these strategies or that, if these strategies are implemented, they will have the intended effect of increasing its net interest income. See “Results of Operations – Net Interest Income” and “Capital Resources.”

Liquidity and Sources of Funds

     As a financial institution, the Company’s primary sources of funds are investing and financing activities, including the collection of loan principal and interest payments. Financing activities consist primarily of customer deposits, advances from FHLB Seattle and other borrowings. Deposits increased to $363.2 million at March 31, 2004 from $344.9 million at December 31, 2003, primarily due to increases in non-interest demand accounts and certificates of deposit. The net increase in deposits was primarily used to fund loans and pay down other borrowings. At March 31, 2004 and December 31, 2003, securities sold subject to repurchase agreements were $12.9 million and $17.2 million, respectively. These borrowings are required to be collateralized by investments with a market value exceeding the face value of the borrowings. Under certain circumstances, The Company could be required to pledge additional securities or reduce the borrowings.

     During the three months ended March 31, 2004, cash used in investing activities consisted primarily of the purchase of available-for-sale securities in the investment portfolio and new loan volume net of calls, maturities and prepayments. The levels of these prepayments increase or decrease depending on the size of the loan and the general trend and level of interest rates, which influences the level of refinancing and mortgage prepayments. During the same period, cash provided by financing activities consisted primarily of increases in certificates of deposit, demand deposits and the issuance of debentures.

     The Company credit line with FHLB Seattle provides for borrowings up to a percentage of its total assets subject to collateralization requirements. At March 31, 2004, this credit line represented a total borrowing capacity of approximately $33.9 million, of which $28.9 million was available. The Company also borrows on an unsecured basis from correspondent banks and other financial entities. As of March 31, 2004 there were no outstanding amounts.

     The Company actively manages its liquidity to maintain an adequate margin over the level necessary to support expected and potential loan fundings and deposit withdrawals. This is balanced with the need to maximize yield on alternative investments. The liquidity ratio may vary from time to time, depending on economic conditions, savings flows and loan funding needs.

Capital Resources

     The Company’s total stockholders’ equity was $28.6 million at March 31, 2004 compared with $27.1 million at December 31, 2003. The increase in total stockholders’ equity was primarily due to the increase in net income. Stockholders’ equity was 6.6% of total assets at March 31, 2004 compared with 6.6% at December 31, 2003.

     At March 31, 2004, the Company had an unrealized gain of $518 thousand, net of related income taxes, on investments classified as available for sale. At December 31, 2003, the Company had an unrealized gain of $ 275 thousand, net of related income taxes, on investments classified as available for sale. Fluctuations in prevailing interest rates continue to cause volatility in this component of accumulated comprehensive income or loss in stockholders’ equity and may continue to do so in future periods.

     The Company issued and has outstanding $16.0 million of Trust Preferred Securities. The indenture governing the Trust Preferred Securities limits the ability of the Company under certain circumstances to pay dividends or to make other capital distributions. The Trust Preferred Securities are treated as debt of the Company. The Trust Preferred Securities can be called for redemption beginning in March 2008 by the Company at 100% of the aggregate principal plus accrued and unpaid interest. See Note 2 of “Notes to Consolidated Financial Statements.”

     The Company and the Bank are required by applicable regulations to maintain certain minimum capital levels and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier I capital to average assets. The Company and the Bank will endeavor to enhance its capital resources and regulatory capital ratios through the retention of earnings and the management of the level and mix of assets, although there can be no assurance in this regard. At March 31, 2004, the Bank exceeded all such regulatory capital requirements and was “well-capitalized” pursuant to FFIEC regulations.

     The following tables set forth the amounts and ratios regarding actual and minimum core Tier I risk-based and total risk-based capital requirements, together with the amounts and ratios required in order to meet the definition of a “well-capitalized” institution as reported on the quarterly FFIEC call report at March 31, 2004.

			Capital		Well-Capitalized
	Actual		Requirements		Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total capital (to risk-weighted assets)	$46,370	14.27%	$26,001	8%	$32,501	10%
Tier 1 capital to (to risk-weighted assets)	35,608	10.96	13,000	4	19,501	6
Tier 1 capital (to average assets)	35,608	8.68	16,407	4	20,508	5

Off Balance Sheet Arrangements and Aggregate Contractual Obligations

     The Company, in the conduct of ordinary business operations routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. The Company is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Management does not believe that these off-balance sheet arrangements have a material current effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources but there is no assurance that such arrangements will not have a future effect.

     The following table represents the Company’s on-and-off balance sheet aggregate contractual obligations to make future payments as of March 31, 2004.

		Payments Due by Period
		Less than		Over	More than
	Total	1 year	1 to 3 years	3 to 5 years	5 years
	(Dollars in thousands)
Long-term debt(1)	$21,030	$—	$—	$5,000	$16,030
Capital lease obligations(2)
Operating lease obligations	3,563	369	525	518	2,151
Purchase obligations(2)
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	—	—	—	—	—

Total	$24,593	$369	$525	$5,518	$18,181

(1)	Excludes interest payments.

(3)	Excludes recurring accounts payable, accrued expenses and other liabilities, repurchase agreements and customer deposits, all of which are recorded on the registrant’s balance sheet.

     Inflation

     Substantially all of the assets and liabilities of the Company are monetary. Therefore, inflation has a less significant impact on the Company than does fluctuation in market interest rates. Inflation can lead to accelerated growth in noninterest expenses, which impacts net earnings. During the last two years, inflation, as measured by the Consumer Price Index, has not changed significantly. The effects of this inflation have not had a material impact on the Company.

Recent Accounting Pronouncements

     In December 2003, the FASB issued Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), which provides further guidance on the accounting of variable interest entities. FIN No. 46R is effective the first quarter of 2004 with early adoption encouraged. InterMountain adopted FIN No. 46R effective January 1, 2004. As a result of the issuance of FIN No. 46R and the accounting profession’s application of the guidance provided by the FASB, issuer trusts, like Intermountain Statutory Trust I and Intermountain Statutory Trust II, are generally variable interest entities. We have determined that we are not the primary beneficiaries under the trusts, and accordingly the Company will not consolidate the financial statements of the Trusts into its consolidated financial statements. The amounts payable to these Trusts continue to be treated as other borrowings.

     In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a

Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. InterMountain believes the implementation of SOP No. 03-3 will not have a material effect on InterMountain’s consolidated financial statements.

     In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus relating to the application of EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The new disclosure requirements are part of the EITF’s project to provide guidance on other-than-temporary impairment and its application to debt and equity investments. The requirements apply to investments in debt and marketable equity securities that are accounted under SFAS No. 115 and to investments by not-for-profit entities accounted for under SFAS No. 124. The amendment to EITF No. 03-1 is effective for fiscal years ending after December 15, 2003. InterMountain adopted EITF No. 03-1 with no material impact on the financial statements. Additional disclosure provisions of the pronouncement can be found in Note 1.

     In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments other than minority interests entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No.150 did not have a material effect on InterMountain’s consolidated financial statements.

     Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain guarantees. FIN 45 also clarifies the requirements of FASB No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying (a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable) that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions. The required FIN 45 disclosures have been incorporated into Note 14. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

Quantitative and Qualitative Disclosures About Market Risk

     Interest Rate Sensitivity Management

     The largest component of the Company’s earnings is net interest income, which can fluctuate widely when interest rate movements occur. The Bank’s management is responsible for minimizing the Company’s exposure to interest rate risk. This is accomplished by developing objectives, goals and strategies designed to enhance profitability and performance. The ongoing management of the Company’s interest rate sensitivity limits interest rate risk by controlling the mix and maturity of assets and liabilities. Management continually reviews the Bank’s position and evaluates alternative sources and uses of funds. This includes any changes in external factors. Various methods are used to achieve and maintain the desired rate sensitive position, including the sale or purchase of assets and product pricing.

     The Company views any asset or liability which matures, or is subject to repricing within one year to be interest sensitive even though an analysis is performed for all other time intervals as well. The difference between interest-sensitive assets and interest sensitive liabilities for a defined period of time is known as the interest sensitivity “gap”, and may be either positive or negative. When the gap is positive, interest sensitive assets reprice quicker than interest sensitive liabilities. When negative, the reverse occurs. Non-interest assets and liabilities have been positioned based on management’s evaluation of the general sensitivity of these balances to migrate into rate sensitive products. This analysis provides a general measure of interest rate risk but does not address complexities such as prepayment risk, basis risk and the Bank’s customer response to interest rate changes. Currently, the Company’s one year interest sensitive gap is negative. This means, if interest rates were to change and affect assets and liabilities equally, rising rates would decrease the Bank’s net interest income. The reverse is true when rates fall.

     The Asset/Liability management committee of the Company periodically reviews the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income (NII), as well as other critical income statement and balance sheet areas. The simulation model illustrates the estimated impact of changing interest rates on the interest income received and interest expense paid on all interest bearing assets and liabilities reflected on the Company’s statement of financial condition. This interest sensitivity analysis is compared to policy limits for risk tolerance levels of net interest income exposure over a one-year time horizon, assuming a projection of balance sheet growth, given a 300 and 100 basis point movement in interest rates. Trends in out-of-tolerance conditions are then addressed by the committee, resulting in the implementation of strategic management intervention designed to bring interest rate risk within policy targets. A proportional shift in interest rates over a one-year period is assumed as a benchmark. The following table represents the estimated sensitivity of the Company’s net interest income as of December 31, 2003 and 2002 compared to the established policy limits:

12 month cumulative % effect on NII	Policy Limit %	12-31-02	12-31-03
+100bp	+3.0 to –3.0	0.67	-0.26
+300bp	+8.0 to –8.0	2.15	-.015
-100bp	+3.0 to –3.0	-0.38	-1.86
-300bp	+8.0 to –8.0	-7.16	-9.13

     The following table displays the Bank’s balance sheet based on the repricing schedule of 3 months, 3 months to 1 year, 1 year to 5 years and over 5 years.

Asset/Liability Maturity Repricing Schedule
December 31, 2003

		After Three	After One
		Months But	Year
	Within	Within	But Within	After Five
	Three Months	One Year	Five Years	Years	Total
Loans receivable and held for sale	$157,175	$21,669	$72,500	$44,316	$295,660
Securities	2,007	7,151	45,645	25,135	79,938
Federal funds sold	5,710	—	—	—	5,710
Time certificates and interest cash	15	298	—	—	313

Total earning assets	$164,907	$29,118	$118,145	$69,451	$381,621
Allowance for loan losses	(2,354)	(355)	(1,188)	(1,221)	(5,118)

Total earning assets, net	162,553	28,763	116,957	68,230	376,503

Interest bearing demand deposits(1)	$114,322	$—	$—	$—	$114,322
Savings deposits and IRA(1)	41,848	1,128	2,831	—	45,807
Time deposits	38,071	40,655	24,718	4,853	108,297

Total deposits	$194,241	$41,783	$27,549	$4,853	$268,426
Repurchase agreements	2,006	15,150	—	—	17,156
FHLB advances	—	—	5,000	—	5,000
Other borrowed funds	—	—	8,030	—	8,030

Total interest-bearing liabilities	$196,247	$56,933	$40,579	$4,853	$298,612

Net interest rate sensitivity gap	$(33,694)	$(28,170)	$76,378	$63,377	$77,891
Cumulative gap	$(32,694)	$(55,991)	$14,514	$77,891	—

(1)	Includes deposits with no stated maturity.

     The following table displays expected maturity information and corresponding interest rates for all interest-sensitive assets and liabilities at December 31, 2003.

Expected Maturity Date at December 31, 2003
(dollars in thousands)

	2004	2005-06	2007-08	Thereafter	Total
Interest-sensitive assets:
Commercial loans	$67,495	$12,600	$18,694	$12,960	$111,749
Average interest rate	5.35%	6.67%	6.46%	5.84%
Commercial real estate loans	22,184	13,486	15,833	52,144	103,647
Average interest rate	6.01%	6.61%	7.16%	7.19%
Residential real estate loans(1)	21,917	8,095	6,366	25,583	61,961
Average interest rate	6.97%	8.22%	7.30%	7.39%
Consumer loans	3,272	5,243	5,058	2,979	16,552
Average interest rate	6.66%	8.88%	8.54%	8.79%
Municipal loans	944	150	13	644	1,751
Average interest rate	3.32%	4.37%	4.49%	4.06%
Investments	9,160	16,482	29,733	24,563	79,938
Average interest rate	5.27%	4.14%	3.75%	3.92%
Federal funds sold	5,710	—	—	—	5,710
Average interest rate	0.69%	0.00%	0.00%	0.00%
Certificates and interest bearing cash	313	—	—	—	313
Average interest rate	3.18%	0.00%	0.00%	0.00%

Total interest-sensitive assets	$130,995	$56,056	$75,697	$118,873	$381,621

(1) Includes loans held for sale.

Deposits:
Savings	$42,101	$3,706	$—	$—	$45,807
Average interest rate	0.75%	2.46%	0.00%	0.00%
Money market and NOW	114,322	—	—	—	114,322
Average interest rate	0.63%	0.00%	0.00%	0.00%
Time certificates	77,004	19,354	7,086	4,853	108,297
Average interest rate	2.30%	3.13%	3.26%	5.76%
Repurchase agreements	17,156	—	—	—	17,156
Average interest rate	0.65%	0.00%	0.00%	0.00%
Other borrowed funds	—	—	5,000	8,030	13,030
Average interest rate	0.00%	0.00%	2.71%	6.75%

Total interest-sensitive liabilities	$250,583	$23,060	$12,086	$12,883	$298,612

     In addition to the sensitivity gap analysis presented above, the Bank monitors its interest rate risk by modeling performance under different possible interest rate scenarios. The analysis focuses on the impact on net interest income, net income and the net value of portfolio equity from different possible market rate movements, both up and down. Management has established specific guidelines to monitor these impacts and manages its assets and liabilities to maintain performance within these guidelines. At December 31, 2003, bank performance in this modeling was within the guidelines established.

     Management is undertaking additional efforts to refine its interest rate risk management by performing additional validity testing of the current model, expanding the number of scenarios tested, and investigating more advanced modeling techniques.

ITEM 3. PROPERTIES.

     The Company currently operates 12 branch offices, with the main office located in Sandpoint, Idaho. The following is a description of the branch offices.

			Date	Occupancy
			Opened or	Status
City and County	Address	Sq. Feet	Acquired	(own/lease)
Panhandle State Bank Branches
IDAHO

(Kootenai County)
Coeur d’Alene	1000 Northwest Blvd.	3,228	May 2001	lease
	Coeur d’Alene, ID 83814

Rathdrum	6878 Hwy 53	3,410	March 2001	own
	Rathdrum, ID 83858

Post Falls	3235 E. Mullan Avenue	3,752	March 2003	own
	Post Falls, ID 83854

(Bonner County)
Ponderay	300 Kootenai Cut-Off Road	3,400	October 1996	own
	Ponderay, ID 83852

Priest River	301 E. Albeni Road	3,500	December 1996	own
	Priest River, ID 83856

Sandpoint	231 N. Third Street	10,000	May 1981	own
	Sandpoint, ID 83864

(Boundary County)
Bonners Ferry	6750 Main Street	3,400	September 1993	own
	Bonners Ferry, ID 83805

Intermountain Community Bank
Branches
(Canyon County)
Caldwell	418 South 9th Avenue	6,480	March 2002	own
	Caldwell, ID 83605

Nampa	521 12th Avenue South	5,000	July 2001	own
	Nampa, ID 83651

			Date	Occupancy
			Opened or	Status
City and County	Address	Sq. Feet	Acquired	(own/lease)
(Payette County)
Payette Branch	175 North 16th Street	5,000	September 1999	own
	Payette, ID 83661

(Washington County)
Weiser Branch	440 E Main Street	3,500	June 2000	own
	Weiser, ID 83672

OREGON
(Malheur County)
Ontario Branch	98 South Oregon Street	10,272	January 2003	lease
	Ontario, OR 97914

ADMINISTRATIVE
Sandpoint Data Center	218 Main Street	1,900	March 1999	lease
	Sandpoint, ID 83864

Sandpoint Management Services	110 Main Street
	Sandpoint, ID 83864	3,280	June 2002	lease

Coeur d’Alene Credit Services	1000 Northwest Blvd.	1,580	October 2001	lease
	Coeur d’Alene, ID 83814

Coeur d’Alene Management Services	1038 Northwest Blvd.	2,142	March 2003	lease
	Coeur d’Alene, ID 83814

Future Coeur d’Alene Branch	Neider Avenue	16,000	projected	land lease
And Management Services	Coeur d’Alene, ID 83814		March 2005	own building

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following tables set forth information as of March 1, 2004 regarding the shares of Company Common Stock beneficially owned by (i) each person (other than executive officers or directors whose stock ownership is listed below), known by the Company to own beneficially more than 5% of Company Common Stock, (ii) each director of the Company, (iii) the executive officers of the Company named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group. Except as noted below, each holder has sole voting and investment power with respect to shares of Company Common Stock listed as owned by such person or entity. Where beneficial ownership is less than 1% of the outstanding shares, the percentage is not reflected in the table. Share and percentage amounts have been adjusted to reflect the 10% stock dividend paid August 10, 2003 and the 2-for-1 stock split effective December 18, 2003.

Principal Shareholders (5% Owners Exclusive of Directors and Officers)

Name and Address	Number of Shares of		Percentage of Outstanding
of Beneficial Owner	Common Stock Owned		Common Stock
James Fenton	348,012	(1)	11.00%
P. O. Box 505 Dover, ID 83825-0505
Farmin Family LLP 11815 Waikiki Rd. Spokane, WA 99218	256,982	(2)	8.03%
Cede & Co. P.O. Box 20 New York, NY 10004	871,798	(3)	27.24%

(1)	Mr. Fenton, who retired from the Board in July 2000, serves as director emeritus of the Company and the Bank. The shares beneficially held by Mr. Fenton include: 158,812 shares owned by Barret, LTD. and 189,200 shares owned by Fenton Co., Inc., of which Mr. Fenton is the owner; 1,235 shares held by the Fenton Living Trust, of which Mr. Fenton is the trustee; and 682 shares held jointly with his spouse.

(2)	Wray Farmin, Jr., Partner, votes the shares held by Farmin Family, LLP.

(3)	Includes 264,308 shares registered in nominee name as follows for directors and named officers: 66,120 for Mr. Bauer, 133,220 for Mr. Diehl, 6,268 for Mr. Hecker, 1,452 for Mrs. Lyons, 22,730 for Mr Jerry Smith, 1,000 for Mrs Strickfaden and 33,518 for Mr. David Smith (see additional footnotes for directors and named officers). Cede & Co., also known as the Depository Trust and Clearing Corporation, holds stock in street name for 33 separate stock brokerage and investment companies. Voting authority for these shares is passed to the authorized representatives of the respective brokerage and investment companies through omnibus proxy by the Depository Trust and Clearing Corporation.

Directors and Named Executive Officers

	Number of Shares of		Percentage of Outstanding
Name and Position	Common Stock Owned(1)		Common Stock
Directors
John B. Parker, Chairman	67,944	(2)	2.12%
James T. Diehl, Vice Chairman	163,594	(3)	5.10%
Curt Hecker, Director, President and CEO of the Company and CEO of the Bank	148,550	(4)	4.58%
C. L. Bauer, Director	129,970	(5)	4.05%
Ford Elsaesser, Director	69,768	(6)	2.17%
Maggie Y. Lyons, Director	7,216	(9)	0.23%
Terry L. Merwin, Director	76,938		2.40%
Dennis Pence, Director	3,080		0.10%
Michael J. Romine, Director	282,778		8.81%
Jerry Smith, Director, Executive Vice President of the Company and President of the Bank	63,603	(7)	1.96%
Douglas P. Ward, Director	13,602	(2)	0.42%
Barbara Strickfaden, Director	1,000	(8)	.03%

(1)	Includes shares subject to options that could be exercised within 60 days as follows: 10,250 shares for each of Messers. Parker, Bauer, Diehl, Elsaesser, Merwin, Romine and Ward; 91,670 shares for Mr. Hecker; 40,873 shares for Mr. Smith; and 2,640 shares for Mr. Pence.

(2)	Held jointly with spouse.

(3)	Includes 5,342 shares held jointly with spouse; 3,950 shares held in a trust for Erick Joseph Diehl of which Mr. Diehl is a co-conservator; 3,950 shares held in a trust for Jess Issac Diehl of which Mr. Diehl is a co-conservator; and 133,220 shares held in the Diehl Family LLC of which Mr. Diehl is a managing member.

(4)	Includes 50,612 shares held jointly with spouse and 6,268 shares held in an IRA account for the benefit of Mr. Hecker.

(5)	Includes 36,696 shares held jointly with spouse; 3,460 shares held by Mr. Bauer’s spouse; 34,614 shares held in IRA accounts for the benefit of Mr. Bauer; and 31,506 shares held in IRA accounts for the benefit of Mr. Bauer’s spouse.

(6)	Includes 1,210 shares held jointly with spouse; 1,024 shares held by Mr. Elsaesser’s minor children and daughter; 53,432 shares held in a pension fund trust for the benefit of Mr. Elsaesser; 3,140 held in a pension fund trust for Joseph Jarzabek of which Mr. Elsaesser is a trustee; and 712 shares held in a savings plan trust for Donna La Rue of which Mr. Elsaesser is a trustee.

(7)	Includes 15,104 shares held jointly with spouse, and 7,626 shares held in an IRA account for the benefit of Mr. Smith.

(8)	Held jointly with spouse in nominee name.

(9)	Includes 682 shares held jointly with spouse, and 1,452 shares held in nominee name.

Executive Officers

			Percentage of
	Number of Shares of		Outstanding
Name and Position	Common Stock Owned(1)		Common Stock
John Nagel, SVP & Chief Credit Officer	7,684	(1)	0.24%
Douglas Wright, EVP & Chief Operating Officer	7,984	(2)	0.25%
David Smith, SVP & Chief Financial Officer	106,099	(3)	3.30%
Officers & Directors as a Group (15 Individuals)	1,149,810		33.52%

(1)	Includes shares subject to options exercisable within 60 days as follows: Messrs. Nagel 1,144 shares; Wright 2,220 shares; D. Smith 20,132 shares; and 230,429 shares held by officers and directors as a group.

(2)	Includes 5,784 shares held jointly with spouse.

(3)	Includes 4,638 shares held jointly with spouse, 3,712 shares held jointly with children, 2,172 shares held by daughter, 11,104 shares held in an IRA account for the benefit of Mr. Smith’s wife, and 22,414 shares held in an IRA account for the benefit of Mr. Smith.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Directors

     The following table sets forth summary information about the directors of the Company. Directors serve on the Board of Directors of both the Company and the Bank. Directors of the Company serve staggered terms consisting of three groups of directors, and at each annual meeting, members of one of the groups, on a rotating basis, are elected for a three-year term. The Company’s Articles of Incorporation and Bylaws permit no more than fifteen directors. The following table sets forth certain information with respect to the directors, some of whom are also executive officers of the Company:

Name	Age	Primary Occupation
Term Expiring 2004
James T. Diehl	49	Attorney
Terry L. Merwin	63	Owner, Merwin’s Hardware
John B. Parker	70	Retired Auto Dealer
Dennis Pence	54	Chairman, Coldwater Creek Inc.

Term Expiring 2005
Charles L. Bauer	69	Retired, Former President Panhandle
		State Bank
Maggie Y. Lyons	46	CPA/MCSE
Barbara Strickfaden	64	Retired, Former President and CEO Idaho Bankers Association
Douglas P. Ward	58	Owner, Sundance Realty

Term Expiring 2006
Ford Elsaesser	52	Attorney
Curt Hecker	43	President & CEO of the Company;
		CEO, Panhandle State Bank
Michael J. Romine	63	Vice President & CFO
		Inland Northwest Distributing, Inc.
Jerry Smith	47	President, Panhandle State Bank, Executive Vice President of the Company

     The business experience of each of the directors for the past five years is described below. Directors of the Company also serve as directors of Panhandle State Bank. All directors with the exception of Maggie Lyons, Barbara Strickfaden, Jerry Smith and Dennis Pence have been directors of the Company since inception.

     C. L. Bauer has been a director of the Company since 1997 and of the Bank since 1985. Mr. Bauer served as President of Panhandle State Bank from 1985 to his retirement in 1996.

     James T. Diehl has served as Vice Chairman of the Board of the Company since its formation in 1997. Mr. Diehl has been a director of the Bank since 1990 and has served as Vice Chairman of the Board of the Bank since 2001. He is an attorney and has been the sole proprietor of the law firm of J. T. Diehl since 1987.

     Ford Elsaesser has been a director of the Company since 1997 and of the Bank since 1992. Mr. Elsaesser is an attorney and has been with the law firm of Elsaesser, Jarzabek, Anderson, Marks, Elliott and McHugh since 1980. Prior to 1980, Mr. Elsaesser was with the law firm of Cooke & Lamanna from 1977 to 1980.

     Curt Hecker has been a director and the Company’s President and Chief Executive Officer since its inception. Mr. Hecker was hired in 1995 as an Executive Vice President. He has served as Chief Executive Officer and director of the Bank since 1996. From 1996 until 2001, Mr. Hecker also served as the Bank’s President. In addition, Mr. Hecker serves as a director on the Board of Coldwater Creek.

     Maggie Y. Lyons has been a director of the Company since 2001 and the Bank since 2001. Ms. Lyons is a self-employed certified public accountant and Microsoft certified systems engineer.

     Terry L. Merwin has been a director of the Company since 1997 and the Bank since 1980 and serves as the Secretary of the Company and the Bank. Mr. Merwin is the owner of Merwin’s Hardware, and is currently semi-retired as acting manager.

     John B. Parker served as Chairman of the Board of the Company since its formation in 1997, and has been a director of the Board of the Bank since 1980 and Chairman of the Board of the Bank since 1995. He retired in June 1999 from Taylor-Parker Motor Company, as general manager. Mr. Parker had been an auto dealer in Sandpoint, Idaho since 1957.

     Dennis Pence has been a director of the Company since 2002 and the Bank since 2002. Mr. Pence is the Chief Executive Officer and Chairman of the Board of Coldwater Creek Inc.

     Michael J. Romine has been a director of the Company since 1997 and the Bank since 1980. Mr. Romine has been the Vice President and Chief Financial Officer of Inland Northwest Distributing, Inc., since 1992.

     Jerry Smith has been a director of the Company since 2000 and the Bank since 2000. Mr. Smith joined the Bank in 1999 as President of Intermountain Community Bank. Since 2001, Mr. Smith has served as President of Panhandle State Bank and Executive Vice President of the Company. Mr. Smith has 25 years of banking experience beginning with Idaho First National Bank in 1979.

     Douglas P. Ward has been a director of the Company since 1997 and the Bank since 1980. Mr. Ward is the owner of Sundance Realty.

     Barbara Strickfaden joined the Board of the Company and the Bank in February 2004. Mrs. Strickfaden retired in January 2004 after serving as President and CEO of the Idaho Bankers Association since 1992. In 1998/1999 she chaired the State Associations Division of the American Bankers Association and served on the Board of Directors of the American Bankers Association.

     Executive Officers

     The following table sets forth information with respect to the named executive officers in the summary compensation table that are not directors of the Company, including their employment history for the past five years.

		Position with the Company	Date
		and/or the Bank and Five Year	Appointed to
Name	Age	Employment History	Office
John Nagel	53	Senior Vice President, Credit Administration; formerly Team Leader/Chief Credit Officer of Northern Idaho Commercial Group of Washington Trust Bank	May 2001
David Smith	54	Senior Vice President & Chief Financial Officer	April 1981
Doug Wright	39	Executive Vice President & Chief Operating Officer; formerly Senior Vice President Sterling Savings Bank	May 2002

ITEM 6. EXECUTIVE COMPENSATION

     The following information is provided regarding the compensation paid by the Company, or in certain cases, the Bank, to the directors and to the Chief Executive Officer of the Company and the four most highly compensated executive officers of the Company or the Bank, as the case may be, whose compensation exceeded $100,000 in fiscal year 2003.

Executive Officer Compensation

Summary Compensation Table

					Long Term Compensation
	Annual Compensation				Awards		Payouts
				Other	Restricted	Securities
				Annual	Stock	Underlying	LTIP	All Other
Name and Principal				Compensation	Awards	Options/	Payouts	Compensation
Position	Year	Salary	Bonus ($) (1)	($) (2)	($)	SARs(#) (3)	($) (4)	($) (5)(6)
Curt Hecker President and CEO of the Company and CEO of the Bank	2003	$180,000	$168,586	$0	0	3,960	$45,602	$46,000
Jerry Smith President of the Bank, EVP of the Company	2003	147,500	143,000	0	0	3,246	26,840	46,000
Douglas Wright EVP and Chief Operating Officer of the Company and the Bank	2003	140,000	124,000	0	0	13,420	0	2,896
John Nagel, Sr. VP and Chief Credit Officer of the Bank	2003	108,150	53,260	0	0	9,108	4,085	3,349
David Smith, Sr. VP and Chief Financial Officer the Bank, EVP and Chief Financial Officer of the Company	2003	92,000	24,105	0	0	2,024	26,478	6,659

(1)	Includes bonuses accrued for the fiscal year 2003, but paid in 2004 as follows: Messrs. Hecker $144,000, J. Smith $118,000, Wright $112,000, Nagel $43,260 and D. Smith $24,105. Also includes a bonus paid under the stock purchase bonus program to purchase shares of Company stock as follows: Messrs. J. Smith $25,000, Wright $12,000 and Nagel $10,000, and payments made to Mr. Hecker in the amount of $24,586 under his Tax Payment Bonus Plan.

(2)	Does not include amounts attributable to miscellaneous benefits received by executive officers, including the use of company-owned automobiles and the payment of certain club dues. In the opinion of management, the costs to the Bank of providing such benefits to any individual executive officer during the year ended December 31, 2003 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.

(3)	Represents shares subject to options granted during fiscal year 2003 under the Company’s stock option plan. Shares have been adjusted to reflect a 10% stock dividend paid August 10, 2003, and a 2-for-1 stock split effective December 18, 2003.

(4)	Includes payouts made in 2003 under the Bank’s 2000 – 2002 Long Term Incentive Plan that expired December 31, 2002.

(5)	Includes contributions paid by the Company or the Bank during 2003 for the benefit of Messrs. Hecker, J. Smith, Wright, Nagel, and D. Smith in the amounts of $6,000, $6,000, $2,896, $3,349 and $6,659, respectively, pursuant to the Company’s 401(k) Savings Plan and Trust.

(6)	Includes amounts contributed to the SERP by the Company during 2003 on behalf of Messrs. Hecker and J. Smith in the amounts of $40,000 and $40,000, respectively.

Director Compensation

     The Company has established a program for director compensation in which each director of the Company receives a retention fee of $5,760 per year. In addition to the retention fee, the chairman receives $1,924 per meeting attended, committee chairs receive $1,524 per meeting attended, and all other directors receive $924 per meeting attended. At the time of the adoption of the 1999 Director Stock Option Plan, each independent director received a one-time grant of options to purchase 3,500 shares, and each newly-appointed independent director receives a similar one-time grant (also for 3,500 shares) at the time that they become a director. All such grants are made under the 1999 Director Stock Option Plan, vest over a five-year period, and are exercisable at a price equal to the fair market value of the shares on the date of grant. Effective May 1, 2004 and on each subsequent anniversary of that date, each independent member of the Board of Directors will receive an option, under the 1999 Director Stock Option Plan, to purchase 500 shares, such option to vest over five years and exercisable at a price equal to the fair market value of the shares on the date of grant. Aggregate directors’ fees of approximately $140,000, $124,000, and $119,000 were paid during the years ended December 31, 2003, 2002 and 2001 respectively.

Executive Severance and Compensation Agreements

     Below are summaries of certain agreements between the Company and/or the Bank and the executive officers listed in the compensation table. These summaries are qualified in their entirety by the individual agreements.

     Curt Hecker Compensation Agreements

     Employment Agreement. Effective December 17, 2003, the Company and the Bank entered into an Amended and Restated Executive Employment Agreement with Curt Hecker; this agreement was amended as of March 24, 2004. This agreement supercedes and replaces an Executive Employment Agreement dated as of January 1, 2002, and an Executive Severance Agreement dated as of September 15, 1999, as amended. The current agreement provides for an initial annual salary of $180,000, with subsequent increases subject to the Boards’ annual review of Mr. Hecker’s compensation and performance. Mr. Hecker is eligible to participate in all of the Company’s incentive and stock plans that are available to executive officers, each of which is summarized below under “Executive Bonus Plans” and “Employee and Director Stock Option Plans.”

     The agreement provides that in the event of involuntary termination of Mr. Hecker’s employment (other than for cause, disability or retirement, as defined) or voluntary termination for good reason (as defined) within (i) 24 months following a change in control (as defined), or (ii) within 12 months before a definitive agreement providing for a change in control is entered into, Mr. Hecker will receive a severance payment equal to two (2) times the average of the total base compensation and short term bonus payments received by Mr. Hecker for each of the two most recent calendar years. This severance payment will be payable on the later of the termination date of Mr. Hecker’s employment or the effective date of the change in control. Assuming that severance within the scope of the agreement occurred effective March 31, 2004, the amount that would be paid to Mr. Hecker would be $619,200. The agreement further provides that if Mr. Hecker’s employment is terminated for any reason, and provided that Mr. Hecker will not otherwise be receiving the severance payment described above, Mr. Hecker will receive an amount equal to a termination payment equal to two times his base salary (or $360,000 as of March 31, 2004); however, if a change in control agreement is entered into within 12 months after Mr. Hecker’s involuntary termination, he will receive a “gross up” payment upon the effective date of the change in control equal to the difference between the severance payment amount and the termination payment that has already been received. Furthermore, if Mr. Hecker is subject to any excise tax as a result of an acceleration of his benefits under this agreement or any other agreement or plan with the Company or the Bank in the event of a change in control of the Company or the Bank, Mr. Hecker will receive a cash payment equal to the amount of the excise tax.

     The agreement also restricts Mr. Hecker from soliciting employees or customers and competing with the Company or the Bank during the term of the agreement and for a two-year period following termination of his employment. Mr. Hecker’s non-solicitation and non-competition obligations will terminate immediately upon a change in control.

     Tax Payment Bonus Plan. Effective December 1, 2000, the Company and Mr. Hecker entered into a Tax Payment Bonus Plan. Pursuant to this plan, the Company is paying Mr. Hecker a bonus to reimburse him for taxes that he paid in 1999 as a result of exercising Company stock options. The total payment amount of $123,000 is being paid in five annual installments of 20% per year, commencing on December 20, 2000. If Mr. Hecker’s employment is terminated prior to the fifth anniversary, he will forfeit any remaining payments; however, Mr. Hecker or his estate will be entitled to receive the remaining payment amount immediately upon his death, permanent disability or a change in control of the Company or the Bank.

     Salary Continuation Agreement and Split Dollar Agreement. Effective January 1, 2002, the Bank and Mr. Hecker entered into a Salary Continuation Agreement and Split Dollar Agreement. The purpose of these agreements is to provide Mr. Hecker with additional retirement benefits. The agreements are unsecured and unfunded and there are no plan assets. The Bank has purchased a single premium bank owned life insurance policy (“BOLI policy”) on the life of Mr. Hecker and intends to use income from the BOLI policy to offset benefit expenses.

     So long as Mr. Hecker remains employed by the Bank until January 1, 2012, the salary continuation agreement provides for an annual payment of $148,000 during each of the 10 years following Mr. Hecker’s retirement. If Mr. Hecker is terminated prior to the age of 60 (other than for death, disability, for cause or in connection with a change in control, as each term is defined in the salary continuation agreement), and provided he has remained employed by the Bank until January 1, 2012, Mr. Hecker will receive an annual payment ranging from $85,000 to $148,000, depending on the date of his termination, during each of the 10 years following termination. If Mr. Hecker’s employment is terminated because of disability before the age of 60, he will receive an annual payment ranging from $8,000 to $148,000, depending on the date of disability, during each of the 10 years following termination. Finally, if Mr. Hecker’s employment is terminated in connection with a change of control of the Bank (so long as he is not terminated for cause, as defined), Mr. Hecker will be entitled to a lump sum payment of $328,000 to $1,110,000, depending upon the date of the change in control. Furthermore, if Mr. Hecker is subject to any excise tax as a result of an acceleration of his benefits under this agreement in the event of a change in control of the Bank, Mr. Hecker will receive a cash payment equal to the amount of the excise tax.

     Under the salary continuation agreement and the split dollar agreement, Mr. Hecker’s estate will receive a one-time payment of $1,110,000 if Mr. Hecker dies before the age of 60, provided that the Bank employed him at the time of death. The Bank will be the beneficiary of any death proceeds remaining after Mr. Hecker’s interest has been paid to his estate. The Bank would use the proceeds from the BOLI policy to pay the death benefit to Mr. Hecker’s estate. The amount of the BOLI policy premium originally assigned to Mr. Hecker totaled $518,750.

     Jerry Smith Compensation Agreements

     Employment Agreement. Effective December 17, 2003, the Company and the Bank entered into an Amended and Restated Executive Employment Agreement with Jerry Smith; this agreement was amended as of March 24, 2004. This agreement supercedes and replaces an Executive Employment Agreement dated as of January 1, 2002, and an Executive Severance Agreement dated as of

September 15, 1999, as amended. The current agreement provides for an initial annual salary of $147,500, with subsequent increases subject to the Boards’ annual review of Mr. Smith’s compensation and performance. Mr. Smith is eligible to participate in all of the Company’s incentive and stock plans that are available to executive officers, each of which is summarized below under “Executive Bonus Plans” and “Director and Employee Stock Option Plans.”

     The agreement provides that in the event of involuntary termination of Mr. Smith’s employment (other than for cause, disability or retirement, as defined) or voluntary termination for good reason (as defined) within (i) 24 months following a change in control (as defined), or (ii) within 12 months before a definitive agreement providing for a change in control is entered into, Mr. Smith will receive a severance payment equal to two (2) times the average of the total base compensation and short term bonus payments received by Mr. Smith for each of the two most recent calendar years. This severance payment will be payable on the later of the termination date of Mr. Smith’s employment or the effective date of the change in control. Assuming that severance within the scope of the agreement occurred effective March 31, 2004, the amount that would be payable to Mr. Smith would be $507,400. The agreement further provides that if Mr. Smith’s employment is terminated for any reason, and provided that Mr. Smith will not otherwise be receiving the severance payment described above, Mr. Smith will receive an amount equal to a termination payment equal to two times his base salary (or $295,000 as of March 31, 2004); however, if a change in control agreement is entered into within 12 months after Mr. Smith’s involuntary termination, he will receive a “gross up” payment upon the effective date of the change in control equal to the difference between the severance payment amount and the termination payment that has already been received. Furthermore, if Mr. Smith is subject to any excise tax as a result of an acceleration of his benefits under this agreement or any other agreement or plan with the Company or the Bank in the event of a change in control of the Company or the Bank, Mr. Smith will receive a cash payment equal to the amount of the excise tax.

     The agreement also restricts Mr. Smith from soliciting employees or customers and competing with the Company or the Bank during the term of the agreement and for a two-year period following termination of his employment. Mr. Smith’s non-solicitation and non-competition obligations will terminate immediately upon a change in control.

     Salary Continuation Agreement and Split Dollar Agreement. Effective January 1, 2002, the Bank and Mr. Smith entered into a Salary Continuation Agreement and Split Dollar Agreement. The purpose of these agreements is to provide Mr. Smith with additional retirement benefits. The agreements are unsecured and unfounded and there are no plan assets. The Bank has purchased a single premium bank owned life insurance policy (“BOLI policy”) on the life of Mr. Smith and intends to use income from the BOLI policy to offset benefit expenses.

     So long as Mr. Smith remains employed by the Bank until January 1, 2012, the salary continuation agreement provides for an annual payment of $111,000 during each of the 10 years following Mr. Smith’s retirement. If Mr. Smith is terminated prior to the age of 60 (other than for death, disability, for cause or in connection with a change in control, as each term is defined in the salary continuation agreement), and provided he has remained employed by the Bank until January 1, 2012, Mr. Smith will receive an annual payment ranging from $81,000 to $111,000, depending on the date of his termination, during each of the 10 years following termination. If Mr. Smith’s employment is terminated because of disability before the age of 60, he will receive an annual payment ranging from $7,000 to $111,000, depending on the date of disability, during each of the 10 years following termination. Finally, if Mr. Smith’s employment is terminated in connection with a change of control of the Bank (so long as he is not terminated for cause, as defined), Mr. Smith will be entitled to a lump sum payment of $323,000 to $834,000, depending upon the date of the change in control. Furthermore, if Mr. Smith is subject to any excise tax as a result of an acceleration of his benefits under this agreement in the event of a change in control of the Bank, Mr. Smith will receive a cash payment equal to the amount of the excise tax.

     Under the salary continuation agreement and the split dollar agreement, Mr. Smith’s estate will receive a one-time payment of $834,000 if Mr. Smith dies before the age of 60, provided that the Bank employed him at the time of death. The Bank will be the beneficiary of any death proceeds remaining after Mr. Smith’s interest has been paid to his estate. The Bank would use proceeds from the BOLI policy to pay the death benefit to Mr. Smith’s estate. The amount of the BOLI policy premium originally assigned to Mr. Smith totaled $518,750.

     Douglas Wright Executive Severance Agreement

     Effective December 17, 2003, the Company and the Bank entered into an Executive Severance Agreement with Douglas Wright. This agreement supercedes and replaces a severance agreement dated May 31, 2002, and provides that Mr. Wright may receive a severance payment if a definitive agreement providing for a change of control (as defined) is entered into during his employment or within 12 months after he terminates his employment for good reason (as defined) or is involuntarily terminated other than for cause, disability, death or retirement (as each term is defined). The amount of the severance payment would equal two (2) times the average of the total base compensation and short term bonus payments received by Mr. Wright for each of the two most recent calendar years. Assuming that severance within the scope of the agreement occurred effective March 31, 2004, the amount that would be payable to Mr. Wright would be $386,816. So long as Mr. Wright remains employed, he will not automatically receive the severance payment upon a change in control; rather, he will receive the payment if he terminates his employment for good reason or is involuntarily terminated other than for cause, disability, death or retirement during the 24 month post-change in control “salary protection period.” The amount of any payment to Mr. Wright will be reduced so that it does not constitute a “parachute payment” under Section 280G of the Internal Revenue Code.

     John Nagel Executive Severance Agreement

     Effective December 17, 2003, the Company and the Bank entered into an Executive Severance Agreement with John Nagel; this agreement was amended as of March 24, 2004. This agreement supercedes and replaces a severance agreement dated May 23, 2001, and provides that Mr. Nagel may receive a severance payment if a definitive agreement providing for a change of control (as defined) is entered into during his employment or within 12 months after he terminates his employment for good reason (as defined) or is involuntarily terminated other than for cause, disability, death or retirement (as each term is defined). The amount of the severance payment would equal two (2) times the average of the total base compensation and short term bonus payments received by Mr. Nagel for each of the two most recent calendar years. Assuming that severance within the scope of the agreement occurred effective March 31, 2004, the amount that would be payable to Mr. Nagel would be $288,168. So long as Mr. Nagel remains employed, he will not automatically receive the severance payment upon a change in control; rather, he will receive the payment if he terminates his employment for good reason or is involuntarily terminated other than for cause, disability, death or retirement during the 24 month post-change in control “salary protection period.” The amount of any payment to Mr. Nagel will be reduced so that it does not constitute a “parachute payment” under Section 280G of the Internal Revenue Code.

Executive Bonus Programs

General

     The Company and the Bank have implemented three executive bonus programs, the material terms of which are summarized below. The objectives of two of the bonus programs (the Short-Term Executive Incentive Plan and the Long-Term Executive Incentive Plan) are to provide the executive officers of the Company and the Bank with specific performance objectives and goals, and to incent such executive officers to reach such objectives and goals.

     The board of directors endeavors to attract and retain above average executive management. The board expects the Company to perform at higher levels of asset growth, profitability and quality than its peer group, and therefore establishes base and incentive compensation at levels higher than the average of its peer group.

     Executive compensation, including incentive and bonus compensation, is overseen by the compensation committee of the Company’s board of directors. Annually, the compensation committee reviews at least two executive compensation survey studies and evaluates executive performance objectively through data generated by the Company regarding financial and management performance measured against short and long term goals established by the board of directors at its annual strategic planning meeting. Survey data is utilized to assess peer group banks’ base compensation and incentive compensation. Base compensation is reviewed and approved by the compensation committee and presented to the board of directors for approval.

     The Short-Term Executive Incentive Plan, as described below (see “Short-Term Executive Incentive Plan”) is designed to be a management tool that provides incentive to achieve annual (as opposed to long-term) Company performance goals. Although this plan is similar to the Long-Term Incentive Plan (also described below) in that it is based on Company performance (in this case annual net income after tax and annual asset growth), it is somewhat more tailored to individual performance goals and objectives. As described below, performance criteria are set forth in a matrix that is specific to each participant, depending on his or her particular responsibilities. Incentive awards (if any) are based on whether the specific performance criteria are met or exceeded for the relevant year. Performance objectives are developed by the Company’s management and approved by the compensation committee.

     The Company believes that it is in the Company’s best interests to reward its executive officers for Company performance over a relatively extended period, in order to avoid undue emphasis on short-term performance and encourage decision-making that will benefit the Company in the longer term. The performance objectives of the Long-Term Incentive Plan, as a result, are based on a three-year running average of the Company’s return on equity and net asset growth, both of which are commonly used benchmarks for evaluating the performance of a financial institution. Performance objectives and incentive awards are developed by the Company’s management and approved by the compensation committee. Incentives are paid in the form of stock grants. The Long-Term Incentive Plan also serves as a retention device, as an executive officer must continue employment, as described below, to a specified date in order to receive any bonus payment.

     The third bonus program described below, the Stock Purchase Bonus Program, is not based on the achievement of specific Company performance objectives, but rather professional performance generally. The boards of directors of the Company and/or the Bank, as appropriate, approve awards under this program on a case-by-case basis. As described below, the Stock Purchase Bonus Plan has the additional purpose of encouraging the officers of the Company and/or the Bank to own Company stock.

     In addition to the three bonus programs described below, executive officers of the Company and the Bank are eligible to participate in the Company’s stock option plan (see “Employee Stock Option Plan” below). Executive officer stock options are reviewed by the compensation committee annually and recommendations made to the board of directors annually. Options are granted as long term incentives and vest over five years.

     Long-Term Incentive Plan

     The Bank operates a Long-Term Incentive Plan for executive officers. Prior to the adoption of the Long Term Incentive Plan described below, the Bank operated a similar plan that provided for the award of cash payouts upon achieving set goals and objectives. This plan expired in December 31, 2002, and was replaced with the current Long Term Incentive Plan.

     The purpose of the plan is to provide motivation and direction to key executives and assist the Bank in achieving its long-term strategic goals. The key executives who are eligible to participate in the plan include all of the executive officers identified in the compensation table except David Smith, Senior Vice President and Chief Financial Officer. Any payments under the plan will be made in grants of the

Company stock, and the payment amounts will be based on a three-year (from 2003 through 2005) running average of the Bank’s return on equity and net asset growth. Grants of stock under the plan will be made pro rata in 2006 and 2007. In order to be eligible to receive any stock grants under the plan, the key executives must be continuously employed by the Bank from 2003 through 2005. In addition, they must remain employed until December 1, 2006, in order to receive the first half of the stock grant and until December 1, 2007, in order to receive the second half of the grant. In the event of an executive’s disability or death or a change in control (as defined) of the Bank, the stock grant benefits will vest, on a pro rata basis, through the most recent quarter end. If employment is otherwise voluntarily or involuntarily terminated prior to an executive’s receipt of stock benefits, such executive’s rights to any awards under the plan will automatically be forfeited.

     Short-Term Executive Incentive Plan

     The Bank operates an Executive Incentive Plan for executive officers. The purpose of the plan is to be a management tool to help improve performance by providing variable reward opportunities in return for the achievement of annual Bank performance goals. The key executives who are eligible to participate in the plan include all of the executive officers identified in the compensation table. Under the plan, prior to the beginning of each year the Bank’s management selects appropriate performance criteria and develops annual performance goals for the Bank for approval by the Human Resource Committee of the Board of Directors. Performance criteria are based on the Bank’s net income after tax and average asset growth. Performance goals (minimum threshold, targeted level, exceptional level, etc.) are applied to the performance criteria through a matrix for each participant. Earned incentive awards, if any, are calculated as a percentage of the participant’s base compensation. Any earned incentive awards are paid within 45 days of the end of the plan year. In order to be eligible to receive any incentive awards under the plan in a particular year, the executive must be employed by the Bank on the last day of such year. In the event of an executive’s retirement, disability or death, the executive (or his estate) will receive earned incentive awards on a pro-rata basis for time actually worked, based on the appropriate performance results. In the event of a sale of more than 50% of the Company’s stock, participants will be paid in one lump sum on a pro-rata basis for performance level goals reached for the most recently ended quarter. If employment is voluntarily (except for retirement) or involuntarily terminated during a plan year, the executive’s rights to any incentive award for that plan year will be forfeited.

     Stock Purchase Bonus Program

     The Company has adopted a stock purchase bonus program for executive officers and other officers of the Company and the Bank. The program is implemented through the execution of individual stock purchase bonus agreements, entered into by the Company and the officer. The agreements, although substantially similar, have not historically been standardized. On March 24, 2004, the Boards of Directors of the Company and the Bank approved a standard form of stock purchase bonus agreement to be entered into in the future with certain officers of the Company and/or the Bank. The officers who are eligible to participate in the program include all of the executive officers identified in the compensation table and other selected officers. The purpose of the program is to encourage and incent officers of the Company and/or the Bank to own Company stock, thereby further aligning the interests of management with those of the Company’s shareholders. Under the agreement, these officers may purchase on the open market the Company stock with an aggregate purchase price of up to a specific dollar amount (the “Award”). If the officer makes such a purchase, the Bank will pay the officer a bonus equal to the lesser of (i) the actual dollar amount paid by the officer for the Company shares, including fees and/or commissions; or (ii) the amount of the Award. This bonus will be paid to the officer in five equal annual installments. In order to have the right to receive any payment installment, officer must be a full-time employee on the date such installment is due and payable; provided, however, that in the event of officer’s disability, death, termination without cause or a change in control (as defined), officer will continue to be eligible to receive future payment installments.

     In January 2003, the Company entered into a stock purchase bonus agreement on substantially the terms described above with Douglas Wright, regarding a stock purchase bonus in the amount of $60,000, and in February 2003 the Company entered into a stock purchase bonus agreement, on substantially the terms described above with John Nagel, regarding a stock purchase bonus in the amount of $50,000.

Stock Options

     Stock Option Grants. The following table sets forth stock options granted during 2003 to the executive officers named in the “Summary Compensation Table” above, pursuant to the Company’s stock option plan during the year ended December 31, 2003.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Individual Grants					Potential Realizable Value at Assumed Annual Rates
	Number of				of Stock Price
	Shares of	% of Total			Appreciation
	Underlying Options	Options Granted to	Exercise Price	Expiration	for Option Term(3)
Name	Granted (1)(2)	Employees	($/Share)	Date	5%	10%
Curt Hecker	3,960	5.5%	$10.00	1/1/2013	$24,908	$63,122
Jerrold Smith	3,246	4.5%	$10.00	1/1/2013	$20,417	$51,741
Douglas Wright	13,420	18.6%	$10.20	6/4/2013	$86,022	$218,209
John Nagel	9,108	12.6%	$10.71	6/4/2013	$61,388	$155,474
David Smith	2,024	2.8%	$10.00	1/1/2013	$12,731	$32,263

(1)	Shares have been adjusted to reflect the 10% stock dividend paid August 10, 2003, and a 2-for-1 stock split effective December 18, 2003.

(2)	The options are incentive stock options and become exercisable in five annual installments. Each option was granted under the Company’s stock option plan and has an exercise price equal to the fair market value of the Common Stock on the date of grant

(3)	The dollar amounts under these columns result from calculations at the 5% and 10% assumed appreciation rate established by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of the Company’s Common Stock price.

     Stock Option Exercises. The following table sets forth certain information concerning exercises of stock options pursuant to the Company’s stock option plan by the executive officers named in the “Summary Compensation Table” during the year ended December 31, 2003 and stock options held at year end.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND YEAR-END OPTION VALUES

			Number of		Value of
			Unexercised		Unexercised Options at
	Shares Acquired on	Value	Options at Year End[1]		Year End (2)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Curt Hecker	5,960	$92,792	72,250	24,706	$860,518	$214,271
Jerrold Smith	3,330	$49,116	34,900	22,946	$488,660	$287,515
Douglas Wright	2,420	$26,620	—	23,100	—	$243,380
John Nagel	5,808	$73,658	—	19,030	—	$207,595
David Smith	—	—	41,851	3,153	$607,205	$34,402

(1)	Shares have been adjusted to reflect the 10% stock dividend paid August 10, 2003 and a 2-for-1 stock split effective December 18, 2003.

(2)	On December 31, 2003, the average closing price of the Company’s Common Stock was $19.75. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be “in-the-money” and are considered to have a value equal to the difference between this amount and the exercise price of the stock option multiplied by the number of shares covered by the stock option.

Employee Benefit Plans

     401(k) Savings Plan. The Company and the Bank have a 401(k) Savings Plan (“401(k) Plan”) covering substantially all employees. An employee must be at least 18 years of age and have six months of service with the Company or the Bank to be eligible for the 401 (k) Plan (“Effective Date”). Under the 401(k) Plan, participants may defer a percentage of their compensation, the dollar amount of which may not exceed the limit as governed by law. At the direction of the Board of Directors, the Company may also elect to pay a discretionary matching contribution equal to a percentage of the amount of the salary deferral made by the participant. The 401(k) Plan provides that contributions made by the employee are 100% vested immediately upon the participant’s Effective Date. Contributions made by the employer vest 20% upon completion of two years of employment, and vest 20% annually thereafter, and are fully vested in the sixth year.

     A committee of the Bank acts as the Plan Administrator of the 401(k) Plan. The general investment options are determined by the Plan’s Administrative Committee.

Employee and Director Stock Option Plans

     Director Stock Option Plan. On August 18, 1999, the Company shareholders approved a Director Stock Option Plan (the “Director Plan”). The Director Plan authorizes the Company’s Board of Directors (or a committee of the Board) to administer the plan and to grant, from time to time, only nonqualified stock options to directors of the Company. The Director Plan provides that the exercise price of options granted under the plan must be the greater of the net book value or fair market value at the time of grant. All options granted under the Director Plan will expire not more than ten years from the date of grant. Up to 50,000 shares of the Company’s common stock were initially authorized under the Director Plan, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in the capitalization of the Company. Pursuant to such subsequent adjustments, up to 146,410 shares may be issued under the Director Plan. As of December 31, 2003, options to acquire 97,238 shares have been granted, and 49,172 remain available for grant under the Director Plan.

     Employee Stock Option Plan. On August 18, 1999, the Company shareholders approved a new Employee Stock Option Plan (the “1999 Employee Plan”). The Employee Plan provides for incentive and non-qualified stock options to be granted to key officers and employees of the Company. All options granted under the 1999 Employee Plan will expire not more than ten years from the date of grant, and must have an exercise price of not less than the net book value of the Company stock at the time of grant. Up to 100,000 shares of the Company’s common stock were initially authorized to be optioned and issued under the 1999 Employee Plan, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in the Company’s capitalization. On April 21, 2001, the Company’s shareholders approved an amendment to the 1999 Employee Plan, increasing the number of shares authorized to be optioned and issued. At a special meeting on December 17, 2003, the Company’s shareholders approved an amendment to the 1999 Employee Plan to increase the number of shares of the Company stock available under the plan to an aggregate of 291,100 shares, and to provide for the granting of restricted stock awards. As a result of a 2-for-1 stock split on December 18, 2003, the number of shares reserved for issuance was increased proportionately to 582,200 to reflect the split. As of December 31, 2003, options to acquire 426,386 shares have been granted and 155,814 remain available for grant under the 1999 Employee Plan.

     1988 Employee Stock Plan. The Board of Directors and Shareholders of the Bank adopted a stock option plan in April 1988 entitled the “Panhandle State Bank 1988 Nonqualified Stock Option Plan (the “1988 Employee Plan”). The 1988 Employee Plan initially authorized up to 21,000 shares of Bank common stock, subject to appropriate adjustments for any stock splits, stock dividends, or other changes in the Bank’s capitalization. In February 1996 the 1988 Employee Plan was amended by the Bank’s Board of Directors and subsequently approved by the Bank’s shareholders, to qualify as an Incentive Stock Option Plan under applicable provisions of the Internal Revenue Code. The plan was adopted by the Company upon its formation in October 1997, and the plan expired April 16, 1998. Options for a total of 174,766 shares were granted under the 1988 Employee Plan and 75,455 remained outstanding as of December 31, 2003.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company and the Bank have had, and expects to have in the future, banking transactions, including loans, in the ordinary course of business with directors, executive officers, and their associates, on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, which transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

     The Bank has executed certain loans with its directors, officers and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2003 and 2002 was approximately $591,000 and $1,446,000, respectively.

     Two of the Company’s Board of Directors are principals in law firms that provide legal services to InterMountain. During the years ended December 31, 2003, 2002 and 2001 the Company incurred legal fees of approximately $34,000, $17,000, and $26,000, respectively, related to services provided by these firms.

ITEM 8. LEGAL PROCEEDINGS

     The Company and the Bank are parties to various claims, legal actions and complaints in the ordinary course of their businesses. In the Company’s opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     Bid and ask prices for the Company’s Common Stock are quoted in the Pink Sheets and on the OTC Bulletin Board under the symbol “IMCB.OB” As of March 1, 2003, there were 6 Pink Sheet/Bulletin Board Market Makers. The range of high and low bid prices for the Company’s Common Stock for each quarter during the two most recent fiscal years is as follows:

Quarterly Common Stock Price Ranges (1)

	2003		2002
Quarter	High	Low	High	Low
1st	10.95	10.00	8.72	7.54
2nd	12.27	10.59	9.09	7.86
3rd	15.75	13.03	9.73	8.82
4th	19.50	14.75	10.34	9.59

(1)	This table reflects the range of high and low bid prices for the Company’s Common Stock during the indicated periods. Prices have been retroactively adjusted to reflect a 2-for-1 stock split that was effective December 18, 2003 and the 10% stock dividends paid in February 2002 and August 2003. The quotations merely reflect the prices at which transactions were proposed, and do not necessarily represent actual transactions. Prices do not include retail markup, markdown or commissions.

     The approximate number of record holders of the Company’s common stock as of March 23, 2004 was 407, representing 3,203,891 shares outstanding.

     The Company historically has not paid cash dividends, nor does it expect to pay cash dividends in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     During the fiscal years 2002 and 2003, the Company issued 45,611 shares of Company Common Stock to certain officers and employees of the Company and/or the Bank upon the exercise of stock options previously granted to such persons under the Director and/or Employee Stock Option Plans (the “Plans”). The weighted average price of Company Common Stock sold to such persons was $5.17. No underwriting discounts or commissions were paid in connection with such sale. The issuance and sale of Company Common Stock pursuant to the Plans was exempt from registration under the Securities Act of 1933, as amended (the “Act”), pursuant to Section 4(2) of such Act, as a sale of securities not involving a public offering, and Rule 701. The Company intends to register its Common Stock issued pursuant to the Plans, on a Form S-8 registration statement under the Act, to be effective immediately, or as soon thereafter, following the effective date of this Registration Statement.

     In January 2003 the Company formed Intermountain Statutory Trust I (“Trust”) a statutory trust formed under the laws of the State of Connecticut and a wholly owned financing subsidiary of the Company. On January 28, 2003, the Trust issued $8,279,000 in aggregate liquidation amount of trust-preferred securities in a pooled offering. Simultaneously with the issuance of the trust-preferred securities by the Trust, the Company issued an equivalent amount of junior subordinated debentures to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the trust preferred securities pay distributions and dividends, respectively, on a quarterly basis, which are included in interest expense. The junior subordinated debentures will mature in 2033, at which time the preferred securities must be redeemed. The Company has provided a full, irrevocable, and unconditional guarantee on a subordinated basis of the obligations of the Trust under the preferred securities as set forth in such guarantee agreement.

     In March 2004 the Company formed Intermountain Statutory Trust II (“Trust II”) a statutory trust formed under the laws of the State of Delaware and a wholly owned financing subsidiary of the Company. On March 25, 2004, Trust II issued $8,248,000 in aggregate liquidation amount of trust-preferred securities in a pooled offering. Simultaneously with the issuance of the trust-preferred securities by Trust II, the Company issued an equivalent amount of junior subordinated debentures to

Trust II. The junior subordinated debentures are the sole assets of Trust II. The junior subordinated debentures and the trust preferred securities pay distributions and dividends, respectively, on a quarterly basis, which are included in interest expense. The junior subordinated debentures will mature in 2034, at which time the preferred securities must be redeemed. The Company has provided a full, irrevocable, and unconditional guarantee on a subordinated basis of the obligations of Trust II under the preferred securities as set forth in such guarantee agreement.

     In May 2003, the Company completed the repurchase of 33,792 shares of its common stock from existing shareholders at a purchase price of $11.82 per share (adjusted for subsequent stock splits and stock dividends).

     The Company also issued shares of its common stock pursuant to a 2-for-1 stock split effective December 18, 2003. In addition, the Company declared and issued a 10% stock dividend to the Company’s shareholders during February 2002 and August 2003.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Description of Capital Stock

     The Company is currently authorized to issue 7,084,000 shares of no par value Common Stock. The following description of Company Common Stock and certain provisions of the Company’s Articles of Incorporation, as amended (the “Articles”) and Bylaws is a summary, does not purport to be complete, and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Articles and Bylaws, copies of which have been filed as exhibits to this Registration Statement.

Voting

     The holders of Company Common Stock may not cumulate their votes and are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders. The Bylaws provide that a majority of shares, represented in person or by proxy, entitled to vote constitutes a quorum, and that the affirmative vote of the majority of the shares represented at a meeting at which a quorum is present constitutes the act of the shareholders, unless the vote of a greater number is required by law or by the Articles. The Articles contain provisions that require a greater than majority vote of shares entitled to vote on certain actions. (See “Article VIII - Removal of Directors,” Article IX - Exemption From Personal Liability, “Article XI - Indemnification and Advancement of Expenses, and “Article XII - Merger Vote”).

Dividends

     The holders of Company Common Stock are entitled to such distributions, including cash dividends, as the Company’s Board may declare from time to time out of funds legally available. Dividends from the Company depend upon the receipt by the Company of cash received pursuant to the exercise of stock options by directors and officers, and distributions from the Bank because the Company has no other source of income.

     The declaration and payment of dividends and other distributions by the Board of Directors of the Bank are subject to (i) the rules and regulations of the Department and the FDIC governing the manner, amount and available sources of payment of dividends which may be paid to shareholders of the Bank; (ii) the methods, if any, by which permanent capital reserves may be retired or reduced; and (iii) federal and state laws limiting the payment of distributions.

     The Board of Directors of the Bank, at its discretion, may consider paying cash dividends when it determines that dividends are appropriate. Any such cash dividends would be declared and paid by the Bank based on the Board of Directors’ evaluation of the then current operating results, financial condition and future growth plans of the Bank, general business conditions, and subject to tax and other relevant considerations and regulatory limitations (including the requirement that the Bank’s equity capital be maintained at certain minimum levels.) (See “Item 1. BUSINESS - Supervision and Regulation - Capital Adequacy”).

     Under Idaho law applicable to banks, and subject to certain limitations, the directors of a bank may declare a cash dividend or other distribution of so much of the Bank’s net profits as they deem to be appropriate. No distributions may be paid at any time when a bank is insolvent or when payment of them would render it insolvent or be contrary to its Articles of Incorporation. Also, under the Federal Deposit Insurance Act, no distributions may be paid by an FDIC insured bank while it is in default of any assessment due the FDIC. See also “Item 1. BUSINESS - Supervision and Regulation - Dividends.”

     Also under Idaho law applicable to the Company, the Bank and Idaho corporations generally, no distributions may be made by a corporation to its shareholders if, after giving effect to the distribution, (i) the corporation would be unable to pay its debts as they become due in the usual course of business or (ii) the sum of the corporation’s assets would be less than the sum of its liabilities plus the amount (if any) that would be needed to satisfy the preferential rights of shareholders of the corporation whose rights are superior to those receiving the distribution, assuming the corporation were to be dissolved at the time of the distribution.

     The Company has been paying stock dividends to its shareholders. Stock dividends are not subject to the Idaho law restrictions or distributions, as described above, because a corporation’s assets, liabilities and total shareholders’ equity do not change as a result of the stock dividend.

Transferability of Shares

     The shares of Common Stock are freely transferable, except for shares held by (i) affiliates of the Company, (ii) those who received shares in an “exempted” securities transaction (iii) those who received shares by agreements that contain restrictions on resale (e.g., stock purchase agreements, buy-sell agreements, right of first refusal agreement), and (iv) persons having received shares pursuant to a the Company plan for directors and employees, prior to the filing of a registration statement to register the shares under such plan.

Special Meetings of Shareholders

     The Bylaws provide that special meetings of shareholders may be called by the Chairman of the Board of Directors, the Board of Directors, or shareholders holding at least 20% of the shares entitled to vote at the meeting.

Board of Directors

     The Articles and the Bylaws provide for a minimum of five (5) and a maximum of fifteen (15) directors. If the Board consists of less than nine (9) directors, the terms of directors will expire at the next annual meeting of shareholders following their election. If the Board consists of nine (9) or more directors, then the directors will be classified with respect to the time they hold office into three separate classes, as nearly equal in size as possible with staggered three-year terms. At each annual meeting of the shareholders, successors to the directors whose terms expire at that annual meeting are elected for a three-year term. As a result, approximately one-third of the Board of Directors will be elected each year. (See “Management – Executive Officers and Directors”).

Removal of Directors

     The Company’s Articles of Incorporation and Bylaws provide that any director may be removed for “cause” from office if the affirmative vote of the shareholders entitled to vote exceeds the number of votes against removal of the director. Cause is defined in the Articles of Incorporation as (i) receipt of a financial benefit to which he or she is not entitled; (ii) an intentional infliction of harm to the Company or its shareholders; (iii) a violation of § 30-1-833, Idaho Code (unlawful distributions), or (iv) an intentional violation of criminal law.

Anti-Takeover Provisions

            The Company’s Articles of Incorporation contain certain provisions that may have an anti-takeover effect, as described below. The material anti-takeover provisions are as follows:

•	The Articles of Incorporation include a “super-majority” provision, requiring that the holders of two-thirds of the outstanding Company Common Stock approve a merger or share exchange;

•	The Articles of Incorporation may not be amended unless first approved by shareholders holding two-thirds of the outstanding Company Common Stock; and

•	As described above under “Board of Directors,” the Company’s board is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three-year term.

     The use of a staggered board of directors may make a change in the Company’s control, or the removal of management, more difficult, as only a third of the members of the board of directors are elected in any given year.

     The provisions described above may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer or other takeover attempt that a Company shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares held by such shareholder.

     Particularly in light of the “super-majority” voting provisions described above, the relatively high percentage of Company Common Stock owned by the Company’s directors and executive officers (see “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”) could also make a change in the Company’s control or the removal of management more difficult, if the Company’s directors and executive officers voted their shares wholly or substantially against such matter.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation of Liability and Indemnification

     Sections 850-859 of Title 30, Chapter 1 of the Idaho Code and the Bylaws, taken together, provide that the Company may indemnify any person who was or is involved in any manner or was or is threatened to be made so involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a “director or officer,” (defined as anyone serving at the Company’s request as a director, officer, partner, trustee employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity), against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if the person acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company may not, however, provide such indemnification on account of acts or omissions finally adjudged to be the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on the Company or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law. The indemnification provisions of the Idaho Code and the Bylaws include the right of an indemnitee to receive payment of any expenses incurred in connection with a proceeding in advance of the final disposition of the proceeding, consistent with applicable law. The Idaho Code and the Bylaws specify certain procedures and conditions that apply with respect to indemnification and the advancement of expenses.

     Indemnification of any person serving as a director or officer (who is also not a director) as described in the preceding paragraph, is mandatory to the extent that such person has been wholly successful on the merits or otherwise in defense of the subject action, suit or proceeding.

     The indemnification rights described in the preceding paragraphs are not exclusive of other rights to which any person seeking indemnification may otherwise be entitled under current or future laws or by agreement with the Company.

     The Company may also purchase and maintain insurance or make other financial arrangements on behalf of any present or past director or officer pursuant to which such person served in that capacity at the Company’s request. Such insurance or other financial arrangements may cover liabilities asserted against or expenses incurred by, such person in any of the aforementioned capacities, regardless of whether the Company would have the authority to indemnify such person.

     Besides indemnification, the Articles of Incorporation contain a provision that limits the personal liability of the Company’s directors and officers to the Company or its shareholders for damages for breach of fiduciary duty, except liability for acts or omissions that involve the receipt of a financial benefit to which the director or officer is not entitled, an intentional infliction of harm on the Company or its shareholders, an unlawful distribution to shareholders under § 30-1-833 of the Idaho Code, or an intentional violation of criminal law.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The financial statements and related documents listed under Item 15 are filed as part of this Registration Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not Applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBIT INDEX

(a)	(1)	Audited Consolidated Financial Statements

	•	Independent Auditors’ Report.

	•	Consolidated Balance Sheets at December 31, 2003 and 2002.

	•	Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001.

	•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001.

	•	Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income.

	•	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

	•	Summary of Accounting Policies.

(a)	(2)	Unaudited Interim Consolidated Financial Statements for the quarters ended March 31, 2004 and 2003.

	•	Consolidated Balance Sheets at March 31, 2004 and December 31, 2003

	•	Consolidated Statements of Income for the quarters ended March 31, 2004 and 2003.

	•	Consolidated Statements of Comprehensive Income for the quarters ended March 31, 2004 and 2003.

	•	Consolidated Statements of Cash Flows for the quarters ended March 31, 2004 and 2003.

	•	Notes to unaudited Consolidated Financial Statements.

(b)		Exhibits: See “Exhibit Index.”

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMOUNTAIN COMMUNITY BANCORP, INC. (Registrant)
Date: June 1, 2004	By:	/s/ Curt Hecker
Curt Hecker
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation.*

3.2	Amended and Restated Bylaws.*

4.1	Form of Stock Certificate.*

10.1	Second Amended and Restated 1999 Employee Stock Option and Restricted Stock Plan*

10.2	1988 Nonqualified Stock Option Plan, as amended*

10.3	Form of Employee Option Agreement*

10.4	Form of Restricted Stock Purchase Agreement.*

10.5	1999 Director Stock Option Plan*

10.6	Form of Nonqualified Stock Option Agreement*

10.7	2003 – 2005 Long-Term Incentive Plan*

10.8	2004 Executive Incentive Plan*

10.9	Stock Purchase Agreement for Douglas Wright dated January 6, 2003*

10.10	Stock Purchase Agreement for Jerrold Smith dated January 6, 2003*

10.11	Stock Purchase Agreement for John Nagel dated February 12, 2003*

10.12	Form of Stock Purchase Bonus Agreement*

10.13	Employment Agreement with Curt Hecker dated December 17, 2003, as amended March 24, 2004*

10.14	Curt Hecker Tax Payment Bonus Plan dated December 1, 2000*

10.15	Form of Curt Hecker Salary Continuation and Split Dollar Agreement dated January 1, 2002*

10.16	Employment Agreement with Jerry Smith dated December 17, 2003, as amended March 24, 2004*

10.17	Form of Jerry Smith Salary Continuation and Split Dollar Agreement dated January 1, 2002*

10.18	Executive Severance Agreement with Douglas Wright dated December 17, 2003*

10.19	Executive Severance Agreement with John Nagel dated December 17, 2003, as amended March 24, 2004*

21.1	Subsidiaries of the Registrant

(1) Panhandle State Bank, an Idaho state-chartered bank

(2) Intermountain Statutory Trust I, a Connecticut statutory trust

(3) Intermountain Statutory Trust II, a Delaware statutory trust

* Previously Filed.

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
InterMountain Community Bancorp
Sandpoint, Idaho

We have audited the accompanying consolidated balance sheets of InterMountain Community Bancorp and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterMountain Community Bancorp and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman

BDO Seidman, LLP

Spokane, Washington
February 13, 2004, except for Note 21, as to which the date is March 25, 2004.

F 1

InterMountain Community Bancorp

Consolidated Balance Sheets

December 31,	2003	2002
Assets
Cash and cash equivalents:
Interest bearing	$14,502	$14,930
Non-interest bearing and vault	10,225,903	8,679,357
Restricted	995,000	2,736,000
Federal funds sold	5,710,000	3,510,000
Interest bearing certificates of deposit	298,000	1,090,000
Available-for-sale securities, at fair value	76,601,470	51,794,212
Held-to-maturity securities, at amortized cost	3,336,234	2,961,956
Federal Home Loan Bank of Seattle stock, at cost	641,600	502,000
Loans held for sale	3,286,652	5,319,889
Loans receivable, net	287,256,095	194,774,076
Accrued interest receivable	2,694,205	1,974,478
Office properties and equipment, net	9,442,369	8,165,501
Bank-owned life insurance	5,381,340	5,108,569
Goodwill	1,150,493	—
Other intangibles	642,195	—
Prepaid expenses and other assets, net	1,834,581	781,596

Total assets	$409,510,639	$287,412,564

Liabilities
Deposits	$344,865,680	$243,583,079
Securities sold subject to repurchase agreements	17,155,555	15,970,377
Advances From Federal Home Loan Bank	5,000,000	—
Cashier checks issued and payable	4,813,806	2,498,258
Accrued interest payable	331,781	297,827
Other borrowings	8,030,000	—
Accrued expenses and other liabilities	2,235,418	1,147,443

Total liabilities	382,432,240	263,496,984

Commitments and contingent liabilities (Notes 14, 15 and 21)
Stockholders’ Equity
Common stock, 7,084,000 shares authorized; 3,164,973 and 1,429,899 shares issued and outstanding	16,390,193	3,574,748
Additional paid-in-capital	—	8,920,346
Accumulated other comprehensive income	274,500	779,722
Retained earnings	10,413,706	10,640,764

Total stockholders’ equity	27,078,399	23,915,580

Total liabilities and stockholders’ equity	$409,510,639	$287,412,564

See accompanying summary of accounting policies and notes to consolidated financial statements.

F 2

InterMountain Community Bancorp

Consolidated Statements of Income

Years ended December 31,	2003	2002	2001
Interest income:
Loans	$19,895,779	$14,016,930	$12,392,752
Investments	2,637,188	2,770,090	3,920,436

Total interest income	22,532,967	16,787,020	16,313,188

Interest expense:
Deposits	4,216,993	3,632,031	5,576,969
Other borrowings	499,868	—	—
Short-term borrowings	253,091	286,938	546,111

Total interest expense	4,969,952	3,918,969	6,123,080

Net interest income	17,563,015	12,868,051	10,190,108
Provision for losses on loans	(954,683)	(1,607,210)	(1,133,624)

Net interest income after provision for losses on loans	16,608,332	11,260,841	9,056,484

Other income:
Fees and service charges	5,320,865	3,493,297	2,468,091
Bank Owned Life Insurance	272,771	108,569	—
Other income	390,988	629,848	159,548

Total other income	5,984,624	4,231,714	2,627,639

Operating expenses:
Salaries and employee benefits	10,377,575	7,441,874	5,644,289
Occupancy expense	2,492,445	1,703,732	1,346,965
Printing, postage and supplies	803,306	575,450	492,390
Other expense	1,467,304	915,572	550,395
Fees and service charges	885,693	396,514	299,693
Advertising	480,095	318,288	218,726
Legal and accounting	520,131	237,414	207,690

Total operating expenses	17,026,549	11,588,844	8,760,148

Income before income taxes	5,566,407	3,903,711	2,923,975
Income tax provision	1,905,897	1,313,807	959,537

Net income	$3,660,510	$2,589,904	$1,964,438

Earnings per share - basic	$1.16	$0.83	$0.64

Earnings per share - diluted	$1.08	$0.80	$0.62

Weighted average shares outstanding - basic	3,156,846	3,112,382	3,056,176

Weighted average shares outstanding - diluted	3,390,603	3,257,265	3,154,705

See accompanying summary of accounting policies and notes to consolidated financial statements.

F 3

InterMountain Community Bancorp

Consolidated Statements of Comprehensive Income

Years ended December 31,	2003	2002	2001
Net income	$3,660,510	$2,589,904	$1,964,438
Other comprehensive income (loss):
Change in unrealized gains (losses) on investments, net of reclassification adjustments	(830,957)	(176,078)	1,595,965
Less deferred income tax benefit (provision)	325,735	69,023	(625,729)

Net other comprehensive income (loss)	(505,222)	(107,055)	970,236

Comprehensive income	$3,155,288	$2,482,849	$2,934,674

See accompanying summary of accounting policies and notes to consolidated financial statements.

F 4

InterMountain Community Bancorp

Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2003, 2002, and 2001

	Common Stock		Additional Paid-In	Treasury	Accumulated Other Comprehensive	Retained	Total Stock- holders’
	Shares	Amount	Capital	Stock	Income (loss)	Earnings	Equity
Balance, January 1, 2001	1,217,668	$3,044,170	$4,502,190	$(1,103,261)	$(83,459)	$11,749,621	$18,109,261
Net income	—	—	—	—	—	1,964,438	1,964,438
Shares issued upon exercise of stock options	4,730	11,825	8,024	—	—	—	19,849
Net unrealized gain on investments	—	—	—	—	970,236	—	970,236
Common stock dividend (10%)	115,856	289,640	1,795,786	—	—	(2,085,426)	—
Fractional share redemption	(145)	(362)	(2,018)	—	—	—	(2,380)
Tax benefit associated with stock options	—	—	38,280	—	—	—	38,280

Balance, December 31, 2001	1,338,109	3,345,273	6,342,262	(1,103,261)	886,777	11,628,633	21,099,684
Net income	—	—	—	—	—	2,589,904	2,589,904
Common stock issued for compensation	13,947	34,868	244,791	—	—	—	279,659
Shares issued upon exercise of stock options	9,224	23,060	19,445	—	—	—	42,505
Net unrealized loss on investments	—	—	—	—	(107,055)	—	(107,055)
Cancellation of treasury stock	(59,103)	(147,758)	—	1,103,261	—	(955,503)	—
Common stock dividend (10%)	127,900	319,750	2,302,520	—	—	(2,622,270)	—
Fractional share redemption	(178)	(445)	(3,327)	—	—	—	(3,772)
Tax benefit associated with stock options	—	—	14,655	—	—	—	14,655

Balance, December 31, 2002	1,429,899	$3,574,748	$8,920,346	$—	$779,722	$10,640,764	$23,915,580

See accompanying summary of accounting policies and notes to consolidated financial statements.

F 5

InterMountain Community Bancorp

Consolidated Statements of Changes in Stockholders’ Equity
Years ended December 31, 2003, 2002, and 2001

	Common Stock		Additional Paid-In	Treasury	Accumulated Other Comprehensive	Retained	Total Stock- holders’
	Shares	Amount	Capital	Stock	Income (loss)	Earnings	Equity
Balance, December 31, 2002	1,429,899	$3,574,748	$8,920,346	$—	$779,722	$10,640,764	$23,915,580
Net income	—	—	—	—	—	3,660,510	3,660,510
Common stock issued for compensation	7,732	19,330	154,670	—	—	—	174,000
Shares issued upon exercise of stock options	19,177	36,668	170,420	—	—	—	207,088
Net unrealized loss on investments	—	—	—	—	(505,222)	—	(505,222)
Repurchase and cancellation of treasury stock	(15,360)	(38,400)	—	—	—	(360,595)	(398,995)
Common stock dividend (10%)	143,431	358,578	3,168,395	—	—	(3,526,973)	—
Fractional share redemption	(146)	(367)	(3,595)	—	—	—	(3,962)
Tax benefit associated with stock options	—	—	29,400	—	—	—	29,400
Recapitalization	1,580,240	12,439,636	(12,439,636)	—	—	—	—

Balance, December 31, 2003	3,164,973	$16,390,193	$—	$—	$274,500	$10,413,706	$27,078,399

See accompanying summary of accounting policies and notes to consolidated financial statements.

F 6

InterMountain Community Bancorp

Consolidated Statements of Cash Flows

Years ended December 31,	2003	2002	2001
Cash flows from operating activities:
Net income	$3,660,510	$2,589,904	$1,964,438
Adjustments to reconcile net income to net cash provided by operating activities:
Stock issued as compensation	174,000	279,659	—
Depreciation and amortization	1,225,325	866,881	699,328
Net amortization of premiums on securities	694,911	153,032	95,262
Stock dividends on FHLB stock	(139,600)	(2,900)	(25,400)
Provisions for losses on loans	954,683	1,607,210	1,133,624
Amortization of core deposit intangibles	64,805	—	—
Net accretion of loan discount	(207,457)	—	—
Gain on sale of loans and investments	(39,081)	(444,416)	(94,116)
Deferred income tax benefit	(305,648)	(83,185)	(221,793)
Increase in cash surrender value of bank-owned life insurance	(272,771)	(108,569)	—
Change in (net of acquisition of business):
Loans held for sale	2,033,237	(3,282,858)	(2,037,031)
Accrued interest receivable	(410,306)	201,920	(41,371)
Prepaid expenses and other assets	(180,395)	(369,742)	52,344
Accrued interest payable	(100,668)	(231,976)	(163,756)
Accrued expenses and other liabilities	3,127,935	140,279	(26,901)

Net cash provided by operating activities	10,279,480	1,315,239	1,334,628

Cash flows from investing activities:
Net change in certificates of deposit with other institutions	792,000	(1,090,000)	—
Purchases of available-for-sale securities	(74,690,968)	(24,594,665)	(19,636,734)
Proceeds from calls or maturities of available-for-sale securities	36,547,419	25,463,902	21,483,808
Principal payments on mortgage-backed securities	16,469,320	2,258,322	2,083,467
Purchases of held-to-maturity securities	(1,468,619)	(664,457)	(1,025,374)
Proceeds from calls or maturities of held-to-maturity securities	1,081,143	1,555,723	1,321,647
Net increase in loans receivable	(53,849,624)	(39,284,958)	(44,169,599)
Net cash and cash equivalents acquired as part of acquisition	14,709,222	—	—
Purchase of bank-owned life insurance	—	(5,000,000)	—
Purchase of office properties and equipment	(2,245,243)	(3,103,956)	(1,880,608)
Proceeds from sales of office properties and equipment	110,559	9,299	—
Improvements and other changes in real estate owned	(523,244)	(43,693)	—
Proceeds from sale of other real estate owned	166,491	135,702	332,483
Net change in federal funds sold	(2,200,000)	(3,510,000)	—
Net (increase) decrease in restricted cash	1,741,000	(1,046,000)	(1,036,000)

Net cash used in investing activities	(63,360,544)	(48,914,781)	(42,526,910)

See accompanying summary of accounting policies and notes to consolidated financial statements.

F 7

InterMountain Community Bancorp

Consolidated Statements of Cash Flows

Years ended December 31,	2003	2002	2001
Cash flows from financing activities:
Net increase in demand, money market and savings deposits	32,158,485	39,573,704	14,318,804
Net increase in certificates of deposit	8,453,055	11,467,305	6,450,728
Net change in federal funds purchased	—	(6,000,000)	6,000,000
Proceeds from other borrowings	8,030,000	—	—
Proceeds from FHLB advances	5,000,000	—	—
Net change in repurchase agreements	1,185,178	2,888,899	11,324,843
Proceeds from exercise of stock options	207,088	42,505	19,849
Retirement of treasury stock	(398,995)	—	—
Redemption of fractional shares of common stock	(3,962)	(3,772)	(2,380)

Net cash provided by financing activities	54,630,849	47,968,641	38,111,844

Net increase (decrease) in cash and cash equivalents	1,549,785	369,099	(3,080,438)
Cash and cash equivalents, beginning of year	8,690,620	8,321,521	11,401,959

Cash and cash equivalents, end of year	$10,240,405	$8,690,620	$8,321,521

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$4,183,039	$4,150,945	$6,286,837
Income taxes	$1,930,000	$1,415,116	$1,170,000
Noncash investing and financing activities:
Common stock dividends	$3,526,973	$2,622,270	$2,085,426
Cancellation of treasury stock	$398,995	$1,103,261	$—
Net liabilities assumed from business combination	$16,566,715	$—	$—

See accompanying summary of accounting policies and notes to consolidated financial statements.

F 8

InterMountain Community Bancorp

Summary of Accounting Policies

Organization

InterMountain Community Bancorp is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary (collectively “InterMountain” or “the Company”), Panhandle State Bank (the Bank). The Bank is a state chartered commercial bank under the laws of the state of Idaho. At December 31, 2003, the Bank has seven branch offices in northern Idaho, four in southwestern Idaho, and one branch in Oregon operating under the names of Panhandle State Bank and InterMountain Community Bank.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents are any highly liquid debt instrument with a remaining maturity of three months or less at the date of purchase. Cash and cash equivalents are on deposit with other banks and financial institutions in amounts that periodically exceed the federal insurance limit. InterMountain evaluates the credit quality of these banks and financial institutions to mitigate its credit risk.

Restricted cash represents the required reserve balances maintained to comply with Federal Reserve Bank requirements.

Investments

InterMountain classifies debt and equity investments as follows:

•	Available for Sale. Debt and equity investments that will be held for indefinite periods of time are classified as available for sale and are carried at market value. Market value is determined using published quotes or other indicators of value as of the close of business. Unrealized gains and losses that are considered temporary are reported, net of deferred income taxes, as a component of accumulated other comprehensive income or loss in stockholders’ equity until realized.

•	Federal Home Loan Bank of Seattle Stock. Federal Home Loan Bank (“FHLB”) of Seattle stock may only be redeemed by FHLB Seattle or sold to another member institution at par. Therefore, this investment is restricted and is carried at cost.

•	Held to Maturity. Investments in debt securities that management has the intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts.

Premiums are amortized and discounts are accreted using the level interest yield method over the estimated remaining term of the underlying security. Realized gains and losses on sales of investments and mortgage-backed securities are recognized in the statement of income in the period sold using the specific identification method.

Loans Held for Sale

Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through charges to income. The Company typically sells such loans without recourse.

     The Company records a transfer of financial assets as a sale when it surrenders control over those financial assets to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The Company considers control surrendered when all conditions prescribed by SFAS No. 140 are met. Those conditions focus on whether the transferred assets are isolated beyond the reach of the Company and it creditors, the constraints on the transferee or beneficial interest holders, and the Company’s rights or obligations to reacquire transferred financial assets.

F 9

InterMountain Community Bancorp

Summary of Accounting Policies

Loans Receivable

Loans receivable that management of InterMountain has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance less any unearned income and an associated allowance for losses on loans. Unearned income includes deferred loan origination fees reduced by loan origination costs.

Interest income is recognized over the term of the loans receivable based on the unpaid principal balance. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is then subsequently recognized only to the extent cash payments are received in excess of principal due.

Allowance for Losses on Loans

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.

Loan Origination and Commitment Fees

Loan origination fees, net of direct origination costs, are deferred and recognized as interest income using the level interest yield method over the contractual term of each loan adjusted for actual loan prepayment experience.

Loan commitment fees are deferred until the expiration of the commitment period unless management believes there is a remote likelihood that the underlying commitment will be exercised, in which case the fees are amortized to fee income using the straight-line method over the commitment period. If a loan commitment is exercised, the deferred commitment fee is accounted for in the same manner as a loan origination fee. Deferred commitment fees associated with expired commitments are recognized as fee income.

Other Real Estate Owned

Properties acquired through, or in lieu of, foreclosure of defaulted real estate loans are carried at the lower of cost or fair value (less estimated costs to sell). Development and improvement costs related to the property are capitalized to the extent they are deemed to be recoverable. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Expenses for maintenance and changes in the valuation allowance are charged to earnings. Other real estate owned is included with other assets on the consolidated balance sheet.

F 10

InterMountain Community Bancorp

Summary of Accounting Policies

Office Properties and Equipment

Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from two to thirty years. Expenditures for new properties and equipment and major renewals or betterments are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Upon sale or retirement, the cost and related accumulated depreciation are removed from the respective property or equipment accounts, and the resulting gains or losses are reflected in operations.

Bank-Owned Life Insurance

Bank-owned life insurance (BOLI) is carried at the initial premium paid for the policies plus the increase in the cash surrender value.

Advertising and Promotion

The Company expenses all costs associated with its advertising and promotional efforts as incurred. Those costs are included with operating expenses on the Consolidated Statements of Income.

Income Taxes

InterMountain accounts for income taxes using the liability method, which requires that deferred tax assets and liabilities be determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities and tax attributes using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

InterMountain files consolidated federal and state income tax returns with its subsidiary.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment tests at least annually. Intangible assets with finite lives including core deposit intangibles are amortized over the estimated life of the depositor relationships acquired, currently ten years.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding increased by the additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Stock-Based Compensation

As allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” InterMountain has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and its related interpretations, for stock options. Under APB No. 25, compensation cost is recognized at the measurement date of the amount, if any, that the quoted market price of InterMountain’s common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

If compensation cost for InterMountain’s plans had been determined based on the fair value at the grant dates for awards

F 11

InterMountain Community Bancorp

Summary of Accounting Policies

under the plans, InterMountain’s reported net income and income per share would have been reduced to the pro forma amounts indicated below for the years ended December 31, 2003, 2002, and 2001:

	Years ended December 31,
	2003	2002	2001
Reported net income:	$3,660,510	$2,589,904	$1,964,438
Add back: Stock-based employee compensation expense, net of related tax effects	105,653	169,809	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(215,475)	(292,062)	(194,814)

Pro forma	$3,550,688	$2,467,651	$1,769,624

Basic earnings per share:
Reported earnings per share	$1.16	$0.83	$0.64
Stock-based employee compensation, fair value	(0.04)	(0.04)	(0.06)

Pro forma earnings per share	$1.12	$0.79	$0.58

Dilutive earnings per share:
Reported earnings per share	$1.08	$0.80	$0.62
Stock-based employee compensation, fair value	(0.03)	(0.04)	(0.06)

Pro forma earnings per share	$1.05	$0.76	$0.56

The weighted average fair value of options granted during the years ended December 31, 2003, 2002, and 2001 was $5.04, $4.71 and $5.40 respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2003	2002	2001
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	46.6%	18.4%	17.0%
Risk free interest rates	4.0%	5.2%	6.0%
Expected option lives	5 years	5 years	5 years

F 12

InterMountain Community Bancorp

Summary of Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, deferred tax assets and recoverability of goodwill and intangible assets.

Reclassifications
Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on total stockholders’ equity or net income as previously reported.

Recent Accounting Pronouncements
In December 2003, the FASB issued Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), which provides further guidance on the accounting of variable interest entities. FIN No. 46R is effective the first quarter of 2004 with early adoption encouraged. InterMountain chose to adopt FIN No. 46R as of January 1, 2004 with no material effect on the consolidated financial statements.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. InterMountain believes the implementation of SOP No. 03-3 will not have a material effect on InterMountain’s consolidated financial statements.

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus relating to the application of EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The new disclosure requirements are part of the EITF’s project to provide guidance on other-than-temporary impairment and its application to debt and equity investments. The requirements apply to investments in debt and marketable equity securities that are accounted for under SFAS No. 115 and to investments by not-for-profit entities accounted for under SFAS No. 124. The amendment to EITF No. 03-1 is effective for fiscal years ending after December 15, 2003. InterMountain adopted EITF No. 03-1 with no material impact on the financial statements. Additional disclosure provisions of the pronouncement can be found in Note 1.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments other than minority interests entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the

F 13

InterMountain Community Bancorp

Summary of Accounting Policies

first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No.150 did not have a material effect on InterMountain’s consolidated financial statements.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain guarantees. FIN 45 also clarifies the requirements of FASB No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying (a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable) that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions. The required FIN 45 disclosures have been incorporated into Note 14. The adoption of FIN 45 did not have a material impact on the Company’s financial statements.

F 14

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

1. Investments

The amortized cost and fair values of investments are as follows:

	Available-for-Sale
			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair Value/
	Cost	Gains	Losses	Carrying Value
December 31, 2003
U.S. treasury securities and obligations of U.S. government agencies	$36,503,018	$557,189	$(91,921)	$36,968,286
Mortgage-backed securities	34,171,436	99,867	(239,367)	34,031,936
Corporate bonds	5,475,536	146,212	(20,500)	5,601,248

	$76,149,990	$803,268	$(351,788)	$76,601,470

December 31, 2002
U.S. treasury securities and obligations of U.S. government agencies	$34,271,391	$1,126,023	$—	$35,397,414
Mortgage-backed securities	12,753,480	88,291	(20,249)	12,821,522
Corporate bonds	3,486,904	91,827	(3,455)	3,575,276

	$50,511,775	$1,306,141	$(23,704)	$51,794,212

	Held-to-Maturity
	Carrying
	Value/	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2003
State and municipal securities	$3,336,234	$45,220	$(23,781)	$3,357,673
December 31, 2002
State and municipal securities	$2,961,956	$62,454	$(323)	$3,024,087

For the years ended December 31, 2003, 2002, and 2001 gross realized gains on sales of available-for-sale securities were $46,390, $426,476, and $64,863 with gross realized losses amounting to $7,309, $0, and $24,349 respectively.

Securities with a fair value of approximately $22,152,000 and $19,885,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits, repurchase agreements and other purposes required and/or permitted by law.

F 15

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

At December 31, 2003, the amortized cost and fair value of available-for-sale and held-to-maturity debt securities, by contractual maturity, follows:

	Available-for-Sale		Held-to-Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
One year or less	$8,984,426	$9,151,705	$6,305	$6,305
After one year through five years	27,004,620	27,467,318	2,444,922	2,476,503
After five years through ten years	5,989,508	5,950,511	885,007	874,865

	41,978,554	42,569,534	3,336,234	3,357,673
Mortgage-backed securities	34,171,436	34,031,936	—	—

	$76,149,990	$76,601,470	$3,336,234	$3,357,673

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The following table summarizes the duration of InterMountain’s unrealized losses on available-for-sale and held-to-maturity securities

	Less than 12 months		Twelve months or longer		Total
		Unrealized		Unrealized		Unrealized
	Market Value	Losses	Market Value	Losses	Market Value	Losses
U. S. treasury securities and obligations of U. S. government agencies	$9,321,450	$91,921	$—	$—	$9,321,450	$91,921
Corporate bonds	1,979,500	20,500	—	—	1,979,500	20,500
State, and municipal securities	1,104,150	23,781	—	—	1,104,150	23,781
Mortgage-backed securities	20,243,756	238,475	171,322	892	20,415,078	239,367

Total	$32,648,856	$374,677	$171,322	$892	$32,820,178	$375,569

InterMountain’s investment portfolios are managed to provide and maintain liquidity; to maintain a balance of high quality, diversified investments to minimize risk; to provide collateral for pledging; and to maximize returns. Management believes that all unrealized losses as of December 31, 2003 to be market driven, with no permanent sector or issuer credit concerns or impairments.

F 16

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

2. Loans Receivable

The components of loans receivable are as follows:

December 31,	2003	2002
Commercial	$111,748,592	$83,774,935
Commercial real estate	103,646,823	61,096,927
Residential real estate	58,728,271	36,832,411
Consumer	16,551,947	13,853,498
Municipal	1,750,698	2,679,452

Total loans receivable	292,426,331	198,237,223
Allowance for loan losses	(5,117,722)	(3,259,451)
Deferred loan fees, net of direct origination costs	(52,514)	(203,696)

Loans receivable, net	$287,256,095	$194,774,076

Weighted average interest rate	6.60%	6.94%

An analysis of the changes in the allowance for losses on loans is as follows:

December 31,	2003	2002	2001
Allowance for loan losses, beginning of year	$3,259,451	$2,573,801	$1,874,973
Acquired reserve-Ontario portfolio	1,624,351	—	—
Loans charged off	(1,117,332)	(1,002,988)	(532,753)
Recoveries	396,569	81,428	97,957
Provision for losses on loans	954,683	1,607,210	1,133,624

Allowance for loan losses, end of year	$5,117,722	$3,259,451	$2,573,801

Loans that are not performing in accordance with their original contractual terms at December 31, 2003 and 2002 were approximately $174,000 and $609,000, respectively. The total allowance for losses related to these loans at December 31, 2003 and 2002 was $47,000 and $249,000, respectively.

For loans on nonaccrual status, interest income of approximately $3,000, $11,000, and $85,000 was recorded for the years ended December 31, 2003, 2002, and 2001 respectively. If these nonaccrual loans had performed in accordance with their original contract terms, additional income of approximately $7,000, $104,000, and $66,000 would have been recorded for the years ended December 31, 2003, 2002, and 2001 respectively.

F 17

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

At December 31, 2003, the contractual principal payments due on outstanding loans receivable are shown below. Actual payments may differ from expected payments because borrowers have the right to prepay loans, with or without prepayment penalties.

Year ending December 31,	Amount
2004	$131,206,526
2005	26,493,787
2006	25,961,602
2007	18,160,983
2008	18,201,215
Thereafter	72,402,218

$292,426,331

3. Office Properties and Equipment

The components of office properties and equipment as of December 31, 2003 and 2002, are as follows:

December 31,	2003	2002
Land	$2,127,409	$2,237,968
Buildings and improvements	6,414,574	5,247,649
Furniture and equipment	5,636,605	4,270,286

	14,178,588	11,755,903
Less accumulated depreciation	(4,736,219)	(3,590,402)

	$9,442,369	$8,165,501

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was approximately $1,225,000, $867,000, and $699,000 respectively.

4. Goodwill and Other Intangible Assets

InterMountain has goodwill and core deposit intangible assets, which were recorded in connection with the acquisition of Orchard Bank during 2003. The value of the core deposit intangibles of $707,000 is amortized over the estimated useful life of the deposit relationship, currently ten years. At December 31, 2003, the net carrying value of core deposit intangibles was approximately $642,000. Amortization expense for the year ended December 31, 2003, was approximately $65,000, which represented accumulated amortization at December 31, 2003. Amortization expenses for the next five years are expected to be $71,000 annually. Goodwill of approximately $1,150,000 is expected to be deductible for income tax purposes.

5. Deposits

The components of deposits and applicable yields as of December 31, 2003 and 2002, are as follows:

F 18

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

December 31,	2003	2002
Demand	$76,438,798	$57,428,261
NOW and money market 0.1% to 3.4%	114,321,949	83,678,118
Savings and IRA 0.25% to 6.50%	45,807,463	26,062,180

	236,568,210	167,168,559
Certificate of deposit accounts
Up to 1.99%	51,070,539	10,551,769
2.00% to 2.99%	19,815,903	26,377,726
3.00% to 3.99%	19,663,833	33,566,897
4.00% to 4.99%	11,579,231	3,995,466
5.00% to 5.99%	3,755,936	478,293
6.00% to 6.99%	1,412,028	1,423,793
7.00% and over	1,000,000	20,576

	108,297,470	76,414,520

Total deposits	$344,865,680	$243,583,079

The weighted average interest rate paid on certificate of deposit accounts was 2.57% and 2.88% at December 31 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of certificate of deposit accounts are as follows:

	Weighted Average
Year ending December 31,	Interest Rate	Amounts
2004	2.29%	$77,870,206
2005	3.08%	20,129,138
2006	3.49%	2,930,758
2007	4.18%	3,665,903
2008	3.12%	3,420,268
Thereafter	5.76%	281,197

		$108,297,470

At December 31, 2003, the remaining maturities of certificate of deposit accounts with a minimum balance of $100,000 were as follows:

Amounts
Less than three months	$11,807,792
Three to six months	8,389,129
Six to twelve months	9,776,056
Over twelve months	13,466,962

$43,439,939

F 19

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

The components of interest expense associated with deposits for the years ended December 31, are as follows:

	2003	2002	2001
NOW and money market accounts	$866,697	$1,072,141	$1,575,817
Savings accounts	424,980	390,440	524,521
Time deposit accounts	2,925,316	2,169,450	3,476,631

	$4,216,993	$3,632,031	$5,576,969

6. Securities Sold Subject To Repurchase Agreements

Securities sold under agreements to repurchase, which are classified as secured borrowings generally are short-term agreements. These agreements are treated as financing transactions and the obligations to repurchase securities sold are reflected as a liability in the consolidated financial statements. The dollar amount of securities underlying the agreements remains in the applicable asset account. These agreements have a weighed average interest rate of .58% and 2.05% at December 31, 2003 and 2002, respectively. All repurchase agreements mature on a daily basis. At December 31, 2003 and 2002, the Company pledged as collateral investments and mortgaged backed securities with aggregate amortized costs of $17.8 million and $15.5 million, respectively. These investments and mortgaged backed securities had market values of $18.3 million and $16.5 million at December 31, 2003 and 2002, respectively.

7. Advances From Federal Home Loan Bank

During June of 2003 the Bank obtained an advance from the Federal Home Loan Bank in the amount of $5,000,000. The note is due in 2008 with interest only payable monthly at 2.71%.

Advances from FHLB Seattle are collateralized by certain qualifying loans with a carrying value of approximately $5,000,000 at December 31, 2003. The Bank’s credit line with FHLB Seattle is limited to a percentage of its total regulatory assets subject to collateralization requirements. At December 31, 2003, InterMountain had the ability to borrow an additional $29,300,000 from FHLB Seattle.

8. Other Borrowings

In January 2003 the Company issued $8.0 million of Trust Preferred securities through its subsidiary InterMountain Statutory Trust I. The debt associated with these securities bear interest at 6.75%, interest only, is paid quarterly starting in June 2003, the debt is callable by the Company in March 2008 and matures in March 2033.

9. Income Taxes

The tax effects of the principal temporary differences giving rise to deferred tax assets and liabilities as of December 31, 2003 and 2002 were as follows:

F 20

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Allowance for losses on loans	$1,250,943	$—	$1,047,358	$—
Investments	—	(176,978)	—	(476,608)
Office properties and equipment	—	(284,357)	—	(199,645)
Deferred compensation	141,481	—	—	—
Termination of licensing agreement	87,711	—	—	—
Other	—	(53,476)	—	(11,059)

Total deferred income taxes	$1,480,135	$(514,811)	$1,047,358	$(687,312)

A valuation allowance against deferred tax assets has not been established as it is more likely than not that these assets will be realized through the refund of prior years’ taxes or the generation of future taxable income. Net deferred tax assets of approximately $965,000 and $360,000, as of December 31, 2003 and 2002, respectively, are included in other assets.

The components of InterMountain’s income tax provision are as follows:

Years ended December 31,	2003	2002	2001
Current income taxes:
Federal	$1,918,776	$1,266,584	$1,063,214
State	292,769	130,408	118,116

	2,211,545	1,396,992	1,181,330
Deferred tax benefit	(305,648)	(83,185)	(221,793)

	$1,905,897	$1,313,807	$959,537

A reconciliation of the income tax provision and the amount of income taxes computed by applying the statutory federal corporate income tax rate to income before income taxes for the years ended December 31, 2003, 2002 and 2001, are as follows:

F 21

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

	2003		2002		2001
	Amount	%	Amount	%	Amount	%
Income tax provision at federal statutory rate	$1,892,578	34.0%	$1,327,262	34.0%	$994,152	34.0%
Tax effect of:
State taxes (net of federal tax benefit)	156,645	2.8%	78,018	2.0%	50,847	1.7%
Tax exempt income and other, net	(143,326)	(2.6%)	(91,473)	(2.3%)	(85,462)	(2.9%)

	$1,905,897	34.2%	$1,313,807	33.7%	$959,537	32.8%

10. Stock Options

On August 18, 1999, the shareholders of InterMountain approved two stock option plans, one for certain key employees of the Bank and another for the Directors of InterMountain. The incentive stock option plan for certain key employees of the Bank replaced a 10-year plan that expired in February, 1998.

In April 2001, the Board of Directors amended the 1999 Employee Stock Option Plan to provide for 190,000 shares of common stock in InterMountain to be granted as either qualified or nonqualified incentive stock options at a price no less than the book value of the common stock at the time of issue. Additionally, if the grant is an incentive option to an employee owning 10 percent or more of common stock, then the issue price cannot be less than 110 percent of the fair market value of the common stock at the time of issue. These options vest over a period up to five years and expire in 10 years. Options for a total of 174,766 shares were granted under the 1988 Employee Stock Option Plan and 75,455 remain outstanding as of December 31, 2003.

At a shareholder meeting held on December 17, 2003, an amendment to increase the number of shares allocated to the 1999 Employee Stock Option Plan to 582,200 was approved subject to a 2 for 1 stock split which was effective December 29, 2003. Under the amended 1999 Employee Stock Option Plan, 155,814 options remain available for grant as of December 31, 2003.

The Directors Stock Option Plan was adopted to provide incentives to Directors of InterMountain thereby helping to attract and retain the best available individuals for positions as directors of the corporation. The plan provides for a total of 146,410 common stock options at a price not less than the greater of (1) the fair market value of the common stock or (2) the net book value of the common stock at the time of the grant. These options vest over a five-year term and expire in 10 years. At December 31, 2003, 49,172 options remain available for grant under this Plan.

Stock option transactions for all of the above described plans are summarized as follows:

F 22

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

		Weighted	Exercise
	Number	Average	Price
	of Shares	Exercise Price	Per Share
Balance, December 31, 2000	460,420	$6.11	$1.11-8.37
Options granted	170,573	6.92	6.71-7.44
Options exercised	(11,447)	1.84	1.11-2.24
Options canceled	(10,382)	7.85	7.85-8.26

Balance, December 31, 2001	609,164	6.33	1.11-8.37
Options granted	41,036	7.96	7.53-8.75
Options exercised	(20,294)	2.11	1.11-8.20
Options canceled	(71,389)	3.55	1.71-8.04

Balance, December 31, 2002	558,517	6.90	2.22-8.75
Options granted	72,778	10.14	8.46-14.50
Options exercised	(36,387)	5.69	2.22-8.75
Options canceled	(18,946)	5.50	3.62-10.00

Balance, December 31, 2003	575,962	$7.43	$2.24-14.50

The following table presents information about the options as of December 31, 2003:

	Total Outstanding			Exercisable
		Weighted	Weighted		Weighted
Range of	Number	Average	Average		Average
Exercise	of	Exercise	Remaining	Number	Exercise
Price	Shares	Price	Life (Years)	of Shares	Price
2.24- 2.90	15,426	$2.75	1.3	15,426	$2.75
2.90- 4.35	14,496	3.62	2.3	14,496	3.62
4.35- 5.80	74,037	5.22	4.3	72,972	5.22
5.80- 7.25	121,064	6.87	7	62,704	6.85
7.25- 8.70	271,321	8.00	5.4	213,354	8.04
8.70-10.15	70,390	9.83	8.9	—	—
10.15-11.60	8,228	11.11	9.4	—	—
13.05-14.50	1,000	14.50	9.8	—	—

	575,962	$7.43	6.4	378,952	$6.92

All share and dollar amounts have been restated to reflect the 10% common stock dividends in January 2002 and July 2003, and a 2 for 1 stock split effective December 29, 2003.

F 23

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

11. Earnings per Share

The following table presents a reconciliation of the numerators and denominators used in the basic earnings per share computations for the years ended December 31 2003, 2002, and 2001.

Years ended December 31,	2003	2002	2001
Numerator:
Net income - basic and diluted	$3,660,510	$2,589,904	$1,964,438
Denominator:
Weighted - average shares outstanding - basic	3,156,846	3,112,382	3,056,176
Effect of dilutive common stock options	233,757	144,883	98,529

Weighted-average shares outstanding - diluted	3,390,603	3,257,265	3,154,705

Earnings per share - basic and diluted:
Earnings per share - basic	$1.16	$0.83	$0.64
Effect of dilutive common stock options	(0.08)	(0.03)	(0.02)

Earnings per share - diluted	$1.08	$0.80	$0.62

At December 31, 2003, 2002 and 2001 there were approximately 1,000, 0, and 156,000 shares outstanding respectively, which were not included in the dilutive calculations above as they were anti-dilutive.

12. Stockholders’ Equity

During June of 2003 the Company repurchased and cancelled 15,360 shares of common stock at a price of $11.12 per share.

At a shareholder’s meeting held December 17, 2003, a resolution was passed approving the elimination of the par value of common stock and increasing the number of authorized common shares of stock to 7,084,000.

As of December 18, 2003, the Board of Directors approved a 2 for 1 stock split to all shareholders of record as of December 18, 2003.

F 24

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

13. Regulatory Matters

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2003 and 2002, approximately $3.7 million and $2.5 million of retained earnings was available for dividend declaration without prior regulatory approval.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct, material effect on the Company’s financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation and the State of Idaho Department of Finance categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

The following table sets forth the amounts and ratios regarding actual and minimum core Tier 1 risk-based and total risk-based capital requirements, together with the amounts and ratios required in order to meet the definition of a “well–capitalized” institution.

F 25

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

			Capital		Well-Capitalized
	Actual		Requirements		Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003
Total capital (to risk-weighted assets):
The Company	$36,983,000	11.77%	$25,128,000	8%	$31,410,000	10%
Panhandle State Bank	35,921,000	11.43%	25,133,000	8%	31,416,000	10%
Tier I capital (to risk-weighted assets):
The Company	33,042,000	10.52%	12,564,000	4%	18,846,000	6%
Panhandle State Bank	31,979,000	10.18%	12,566,000	4%	18,850,000	6%
Tier I capital (to average assets)
The Company	33,042,000	8.16%	16,206,000	4%	20,258,000	5%
Panhandle State Bank	31,979,000	7.90%	16,202,000	4%	20,252,000	5%
As of December 31, 2002
Total capital (to risk-weighted assets):
The Company	$25,976,000	11.46%	$18,141,000	8%	$22,676,000	10%
Panhandle State Bank	25,307,000	11.19%	18,093,000	8%	22,616,000	10%
Tier I capital (to risk-weighted assets):
The Company	23,136,000	10.20%	9,070,000	4%	13,605,000	6%
Panhandle State Bank	22,475,000	9.94%	9,046,000	4%	13,569,000	6%
Tier I capital (to average assets)
The Company	23,136,000	8.14%	11,365,000	4%	14,206,000	5%
Panhandle State Bank	22,475,000	7.92%	11,353,000	4%	14,192,000	5%

F 26

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

14. Commitments and Contingent Liabilities

The Company is engaged in lending activities with borrowers in a variety of industries. A substantial portion of lending is concentrated in the regions in which the Company is located. Collateral on loans, loan commitments and standby letters of credit vary and may include accounts receivable, inventories, investment securities, real estate, equipment and vehicles. The amount and nature of collateral required is based on credit evaluations of the individual customers.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its banking customers. These financial instruments generally include commitments to extend credit, credit card arrangements, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, credit card arrangements, standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contractual amounts of these financial instruments representing credit risk at December 31, 2003, were as follows:

Commitments to extend credit	$62,997,604
Credit card arrangements	$5,048,264
Standby letters of credit	$2,899,722

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit typically expire during the next 12 months.

InterMountain leases office space and equipment. As of December 31, 2003, future minimum payments under all of the Company’s non-cancelable operating leases that have initial terms in excess of one year are due as follows:

F 27

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

Year ending December 31,	Amount
2004	$316,600
2005	207,809
2006	178,200
2007	178,200
2008	178,200
Thereafter	163,650

$1,222,659

Rent expense under these agreements for the years ended December 31, 2003, 2002, and 2001 totaled approximately $356,000, $157,000, and $99,000 respectively.

In December 2003, the Company entered into an agreement with Jack Henry and Associates, Inc. to purchase software, equipment, and to provide core computer processing services. The total investment amounts to approximately $1,193,000.

15. Employee Benefits Plans

The Company sponsors a 401(k) profit sharing plan covering employees meeting minimum eligibility requirements. Employee contributions are voluntary, and the Company may make elective contributions to match up to 50% of the employee’s contribution up to 8% of eligible compensation. The Company’s contributions to the plan for the years ended December 31, 2003, 2002, and 2001 totaled approximately $215,000, $107,000, and $69,000, respectively.

The Company has a deferred compensation plan for key employees. Contributions to the plan are at the discretion of the Board of Directors. Contributions are shown as an expense in the year accrued. Deferred compensation expense for the years ended December 31, 2003, 2002, and 2001 was approximately $1,493,000, $861,000, and $518,000, respectively. The deferred compensation liability at December 31, 2003 and 2002 was approximately $1,614,000 and $1,087,000, respectively.

In December 2000, InterMountain executed a deferred compensation agreement with the Bank’s Chief Executive Officer for approximately $123,000. In December 2001, InterMountain executed a deferred compensation agreement with the Bank’s President for approximately $125,000. Both agreements provide for vesting over five equal installments, beginning on the respective grant date under the agreement.

In 2003 the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a non-qualified unfunded plan designed to provide retirement benefits for two key employees of InterMountain. Participants will receive approximately $258,620 in annual payments for 10 years beginning at normal retirement age. Retirement benefits vest after ten years of continued service and benefits are reduced for early retirement. The disability benefit is similar to the reduced benefit for early retirement without any vesting requirements. The plan provides for a change in control benefit if, within one year of a change in control, the participant’s employment is terminated. Total amount accrued under the plan as of December 31, 2003 was $80,000.

During 2003, the Company entered into a split dollar life insurance agreement on behalf of the Company’s key executive officers. The policies were fully funded at purchase. The Company and

F 28

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

officer’s estate are co-beneficiaries, with each receiving a certain amount upon death of the officer.

In January of 2003 the Company implemented a long-term executive incentive plan, based on long-term corporate goals, to provide compensation in the form of stock grants to key executive officers. Participants are required to remain employed through the end of 2006 to receive any accrued benefits under the plan. Total estimated payout under the plan is $840,000 and the amount accrued as of December 31, 2003 amounted to $280,187.

During 2003 the Company approved stock purchase agreements for certain key officers. Participants must remain employed to receive payments annually in December. Total amount paid under these agreements for 2003 was approximately $84,000 and approximately $213,000 remains payable.

16. Interest Rate Risk

The results of operations for financial institutions may be materially and adversely affected by changes in prevailing economic conditions, including rapid changes in interest rates, declines in real estate market values and the monetary and fiscal policies of the federal government. Like all financial institutions, InterMountain’s net interest income and its NPV (the net present value of financial assets, liabilities and off-balance sheet contracts) are subject to fluctuations in interest rates. Currently, InterMountain’s interest-bearing liabilities, consisting primarily of deposits, mature or reprice more rapidly, or on different terms, than do its interest-earning assets, consisting primarily of loans receivable and investments. The fact that liabilities mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates; however, such an asset/liability structure may result in declining net interest income during periods of rising interest rates. The use of the Bank’s pricing strategies typically mitigates the negative impact in a rising interest rate environment.

To minimize the impact of fluctuating interest rates on net interest income, InterMountain promotes a loan pricing policy of utilizing variable interest rate structures that associates loan rates to the Bank’s internal cost of funds, i.e. deposits and short-term borrowings. This approach historically has contributed to a consistent interest rate spread and reduces pressure from borrowers to renegotiate loan terms during periods of falling interest rates. InterMountain currently maintains over fifty percent of its loan portfolio in variable interest rate assets.

Additionally, the extent to which borrowers prepay loans is affected by prevailing interest rates. When interest rates increase, borrowers are less likely to prepay loans. Whereas when interest rates decrease, borrowers are more likely to prepay loans. Prepayments may affect the levels of loans retained in an institution’s portfolio, as well as its net interest income. InterMountain maintains an asset and liability management program intended to manage net interest income through interest rate cycles and to protect its NPV by controlling its exposure to changing interest rates.

InterMountain uses a simulation model designed to measure the sensitivity of net interest income and NPV to changes in interest rates. This simulation model is designed to enable InterMountain to generate a forecast of net interest income and NPV given various interest rate forecasts and alternative strategies. The model also is designed to measure the anticipated impact that prepayment risk, basis risk, customer maturity preferences, volumes of new business and changes in the relationship between long and short-term interest rates have on the performance of InterMountain.

F 29

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

Another monitoring tool used by InterMountain to assess interest rate risk is “gap analysis.” The matching of repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest sensitive” and by monitoring InterMountain’s interest sensitivity “gap.” Management is aware of the sources of interest rate risk and endeavors to actively monitor and manage its interest rate risk although there can be no assurance regarding the management of interest rate risk in future periods.

17. Related-Party Transactions

The Bank has executed certain loans and deposits with its directors, officers and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2003 and 2002 was approximately $591,000 and $1,446,000, respectively.

Directors’ fees of approximately $140,000, $124,000, and $119,000 were paid during the years ended December 31, 2003, 2002, and 2001 respectively.

Two of the Company’s Board of Directors are principals in law firms that provide legal services to InterMountain. During the years ended December 31, 2003, 2002 and 2001 the Company incurred legal fees of approximately $34,000, $17,000, and $26,000, respectively, related to services provided by these firms.

18. Fair Value of Financial Instruments

Fair value estimates are determined as of a specific date in time utilizing quoted market prices, where available, or various assumptions and estimates. As the assumptions underlying these estimates change, the fair value of the financial instruments will change. The use of assumptions and various valuation techniques will likely reduce the comparability of fair value disclosures between financial institutions. Accordingly, the aggregate fair value amounts presented do not represent and should not be construed to represent the full underlying value of InterMountain.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash, Cash Equivalents and Certificates of Deposit

The carrying value of cash, cash equivalents and certificates of deposit approximates fair value due to the relatively short-term nature of these instruments.

Investments and BOLI

The fair value of investments is based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The fair value of BOLI is equal to the cash surrender value of the life insurance policies.

Loans Receivable and Loans Held For Sale

The fair value of performing mortgage loans, commercial real estate construction, permanent financing, consumer and commercial loans is estimated by discounting the cash flows using interest rates that consider the current credit and interest rate risk inherent in the loans and current economic and lending conditions. The fair value of nonperforming loans is estimated by discounting management’s current estimate of future cash flows using a rate estimated to be commensurate with the risks involved.

F 30

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

Deposits

The fair values for deposits subject to immediate withdrawal such as interest and non-interest bearing checking, savings and money market deposit accounts, are equal to the amounts payable on demand at the reporting date. The carrying amounts for variable-rate certificates of deposit and other time deposits approximate their fair value at the reporting date. Fair values for fixed-rate certificates of deposit are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

Borrowings

The carrying amounts of short-term borrowings approximate their fair values due to the relatively short period of time between the origination of the instruments and their expected payment.

Accrued Interest

The carrying amounts of accrued interest payable and receivable approximate their fair value.

The estimated fair value of the financial instruments as of December 31, 2003 and 2002, are as follows:

	2003		2002
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash, cash equivalents and federal funds sold	$16,945,405	$16,945,405	$14,940,287	$14,940,287
Interest bearing certificates of deposit	298,000	298,000	1,090,000	1,090,000
Available-for-sale securities	76,601,470	76,601,470	51,794,212	51,794,212
Held-to-maturity securities	3,336,234	3,357,673	2,961,956	3,024,086
Loans held for sale	3,286,652	3,286,652	5,319,889	5,319,889
Loans receivable, net	287,256,095	289,754,066	194,774,076	196,942,904
Accrued interest receivable	2,694,205	2,694,205	1,974,478	1,974,478
BOLI	5,381,340	5,381,340	5,108,569	5,108,569
Financial liabilities:
Deposit liabilities	344,865,680	344,470,039	243,583,079	243,484,882
Other borrowed funds	22,155,555	22,155,555	15,970,377	15,970,377
Accrued interest payable	331,781	331,781	297,827	297,827

F 31

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

19. Parent Company-Only Financial Information

InterMountain Community Bancorp became the holding company for Panhandle State Bank on January 27, 1998. The following InterMountain Community Bancorp parent company-only financial information should be read in conjunction with the other notes to the consolidated financial statements. The accounting policies for the parent company-only financial statements are the same as those used in the presentation of the consolidated financial statements other than the parent company-only financial statements account for the parent company’s investments in its subsidiaries under the equity method.

Condensed Balance Sheets
December 31,	2003	2002
Assets:
Cash	$1,068,562	$515,640
Notes and contracts receivable	—	141,532
Investment in subsidiaries	34,039,837	23,255,397
Accrued interest receivable	—	3,011

Total assets	$35,108,399	$23,915,580

Liabilities:
Other borrowings	$8,030,000	$—
Stockholders’ Equity:
Equity	27,078,399	$23,915,580

Total liabilities and stockholders’ equity	$35,108,399	$23,915,580

F 32

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

Condensed Statements of Income
Years ended December 31,	2003	2002	2001
Interest income	$8,393	$49,072	$81,550
Interest expense	(499,868)	—	(13,181)

Net interest income (expense)	(491,475)	49,072	68,369
Provision for loan loss	—	—	(15,250)
Equity in net earnings of subsidiary	4,295,684	2,602,154	1,918,336
Other income	14,641	4,586	53,603
Operating expenses	(158,340)	(65,908)	(60,620)

Net income	$3,660,510	$2,589,904	$1,964,438

Condensed Statements of Cash Flows
Cash flows from operating activities:
Net income	$3,660,510	$2,589,904	$1,964,438
Adjustments to reconcile net income to net cash provided by (used in) operating activities	(4,098,501)	(3,306,229)	(1,014,242)

Net cash provided by (used in) operating activities	(437,991)	(716,325)	950,196

Cash flows from investing activities:
Proceeds from sale of other real estate owned	—	—	332,483
Investments in and advances to subsidiaries	(7,249,000)	—	—
Net decrease in notes and contracts receivable	156,782	464,068	358,884

Net cash provided by (used in) investing activities	(7,092,218)	464,068	691,367

Cash flows from financing activities:
Repayment of note payable		—	(931,911)
Payments to repurchase stock	(398,995)	—	—
Proceeds from other borrowings	8,279,000	—	—
Proceeds from exercise of stock options	207,088	42,505	19,849
Redemption of fractional shares of common stock	(3,962)	(3,772)	(2,380)

Net cash provided by (used in) financing activities	8,083,131	38,733	(914,442)

Net change in cash and cash equivalents	552,922	(213,524)	727,121
Cash and cash equivalents, beginning of year	515,640	729,164	2,043

Cash and cash equivalents, end of year	$1,068,562	$515,640	$729,164

F 33

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

20. Business Combination

In January 2003, InterMountain acquired certain assets and liabilities of Household Bank, FSB known as Orchard Bank. This agreement was closed on January 29, 2003. Therefore the Company’s 2003 results of operations include 11 months of operations of Orchard Bank. The acquisition was made to expand our market territory into Oregon and better serve our customers in the tri-county areas of Payette and Washington counties in Idaho and Mahleur county, Oregon. The following summarizes the estimated fair values of the assets and liabilities assumed on January 29, 2003:

Amount
Cash and cash equivalents	$14,709,222
Available-for-sale securities	4,606,618
Loans receivable, net	39,379,621
Office properties and equipment	367,509
Goodwill	1,150,493
Customer deposit intangible	707,000
Other assets	393,750

Total Assets Acquired	$61,314,213

Deposits	$60,671,061
Other liabilities	643,152

Total Liabilities Assumed	$61,314,213

The former parent company of Orchard Bank accounted for certain direct and indirect operating expenses on a consolidated level. Therefore, these expenses cannot be separately attributed to the Orchard Bank division. Due to these reporting practices, separate financial statements of the assets and liabilities assumed are not available and therefore no pro forma financial data is being presented.

     The acquisition of Orchard Bank was made to expand the Company’s existing southwestern market territory into eastern Oregon to better serve its customers in the tri-county region that includes Payette and Washington counties in Idaho and Mahleur county in Oregon. De Novo branch access to the market in Oregon had previously been prevented due to interstate banking restrictions imposed by the State of Oregon. Entrance into the Oregon market could only be obtained through the capitalization of a new banking entity or the purchase of an existing banking charter. The Company believed that acquisition of the Orchard Bank facility and certain assets and deposits was a more cost effective approach to establishing a market in Mahleur county in light of the regulatory restrictions and the cost of capital to charter a new banking organization without diluting the current shareholder base.

21. Subsequent Events

The Company plans to file a Form 10 to register its common stock with the U.S. Securities and Exchange Commission (SEC). The Company expects that its registration statement with the SEC will become effective in the second quarter, 2004, at which time the Company will commence filing required periodic reports with the SEC.

In March 2004, the Company issued $8 million of 30 year Trust Preferred securities. The debt associated with these securities bears variable interest at 2.8% over the 90 day LIBOR index, interest only is payable quarterly starting in June, 2004 and the debt is callable by the Company in March, 2009.

In March, 2004, the Company entered into a land lease on property located in Coeur d’Alene, Idaho for future construction of a branch and administrative services facility . Rent payments on the lease commence May of 2004 and are estimated to be $6,375 per month, fixed for the first five years, with six periodic adjustments expiring April, 2034.

F 34

InterMountain Community Bancorp

Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
	2004	2003
	(Dollars in thousands)
ASSETS:
Cash and cash equivalents:
Interest bearing	$17	$14
Non-interest bearing and vault	10,721	10,226
Restricted	982	995
Federal funds sold	7,385	5,710
Interest bearing certificates of deposit	298	298
Available for sale securities, at fair value	92,397	76,601
Held to maturity securities, at amortized cost	3,293	3,336
Federal Home Loan Bank of Seattle stock, at cost	648	642
Loans held for sale	3,348	3,287
Loans receivable, net	292,127	287,256
Accrued interest receivable	2,626	2,694
Office properties and equipment, net	9,566	9,442
Bank-owned life insurance	5,445	5,381
Goodwill	1,150	1,150
Other intangible assets	625	642
Prepaid expenses and other assets, net	2,207	2,085

Total assets	$432,835	$409,759

LIABILITIES:
Deposits	$363,245	$344,866
Securities sold subject to repurchase agreements	12,934	17,155
Advances from Federal Home Loan Bank	5,000	5,000
Cashiers checks issued and payable	4,433	4,814
Accrued interest payable	404	332
Other borrowings	16,527	8,279
Accrued expenses and other liabilities	1,737	2,235

Total liabilities	404,280	382,681
Commitments and contingent liabilities
STOCKHOLDERS’ EQUITY:
Common stock, no par value; 7,084,000 shares authorized; 3,203,891 and 3,164,973 shares issued and outstanding	16,596	16,390
Treasury stock, at cost	(47)	0
Accumulated other comprehensive income	518	275
Retained earnings	11,488	10,413

Total stockholders’ equity	28,555	27,078

Total liabilities and stockholders’ equity	$432,835	$409,759

The accompanying notes are an integral part of the consolidated financial statements.

F 35

InterMountain Community Bancorp

Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,
	2004	2003
	(Dollars in thousands, except
	per share data )
Interest income:
Loans	$5,225	$4,381
Investments	742	688

Total interest income	5,967	5,069

Interest expense:
Deposits	992	1,094
Other borrowings	195	145

Total interest expense	1,187	1,239

Net interest income	4,780	3,830
Provision for losses on loans	(136)	(74)

Net interest income after provision for losses on loans	4,644	3,756

Other income:
Fees and service charges	1,180	1,096
Bank owned life insurance	64	69
Other income (expense)	130	42

Total other income	1,374	1,207

Operating expenses	4,316	3,564

Income before income taxes	1,702	1,399
Income tax provision	(627)	(533)

Net income	$1,075	$866

Earnings per share — basic	$0.34	$0.28

Earnings per share — diluted	$0.30	$0.26

Weighted average shares outstanding — basic	3,180,782	3,146,007
Weighted average shares outstanding — diluted	3,599,279	3,336,959

The accompanying notes are an integral part of the consolidated financial statements.

F 36

InterMountain Community Bancorp

Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended
	March 31,
	2004	2003
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$1,075	$866
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	276	191
Net amortization of premiums on securities	122	470
Stock dividends on FHLB stock	(6)	—
Provisions for losses on loans	136	74
Amortization of core deposit intangibles	18	12
Loss on sale of investments	21	—
Net accretion of loan discounts and premiums	(47)	(76)
Increase in cash surrender value of bank-owned life insurance	(64)	(69)
Change in (net of acquisition of business):
Loans held for sale	(61)	896
Accrued interest receivable	68	(78)
Prepaid expenses and other assets	(32)	(221)
Accrued interest payable	73	61
Accrued expenses and other liabilities	(880)	1,734

Net cash provided by operating activities	699	3,860
Cash flows from investing activities:
Purchases of available-for-sale securities	(31,602)	(31,229)
Proceeds from calls or maturities of available-for-sale securities	13,468	5,150
Principal payments on mortgage-backed securities	2,601	2,513
Purchases of held-to-maturity securities	(161)	—
Proceeds from calls or maturities of held-to-maturity securities	199	—
Proceeds from sale of Federal Home Loan Bank of Seattle stock	—	8
Origination of loans, net of principal payments	(4,960)	(3,486)
Net cash and cash equivalents acquired as part of acquisition	—	14,838
Purchase of office properties and equipment	(400)	(575)
Net change in federal funds sold	(1,675)	3,510
Net (increase) decrease in restricted cash	13	(2,839)
Investment in affiliate	(248)	(249)

Net cash used in investing activities	(22,765)	(12,359)

F 37

InterMountain Community Bancorp
Consolidated Statements of Cash Flows (continued)
(Unaudited)

	Three Months Ended
	March 31,
	2004	2003
	(Dollars in thousands)
Cash flows from financing activities:
Net increase in demand, money market and savings deposits	$5,189	$1,712
Net increase in certificates of deposit	13,190	2,977
Net change in repurchase agreements	(4,221)	(2,956)
Proceeds from exercise of stock options	205	5
Repurchase of stock	(47)	—
Proceeds from debenture issuance	8,248	8,279

Net cash provided by financing activities	22,564	10,017
Net increase in cash and cash equivalents	498	1,518
Cash and cash equivalents, beginning of period	10,240	8,691

Cash and cash equivalents, end of period	$10,738	$10,209
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1,115	$1,043
Income taxes	$196	$—

The accompanying notes are an integral part of the consolidated financial statements.

F 38

InterMountain Community Bancorp

Consolidated Statements of Comprehensive Income
(Unaudited)

	Three Months Ended
	March 31,
	2004	2003
	(Dollars in thousands)
Net income	$1,075	$866

Other comprehensive income (loss):
Change in unrealized gains (losses) on investments, net of reclassification adjustments	401	(214)
Less deferred income tax benefit (provision)	(158)	70

Net other comprehensive income (loss)	243	(144)

Comprehensive income	$1,318	$722

The accompanying notes are an integral part of the consolidated financial statements.

F 39

InterMountain Community Bancorp

Notes to Consolidated Financial Statements

1.	Basis of Presentation:

The foregoing unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, these financial statements do not include all of the disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. In the opinion of management, the unaudited interim consolidated financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of InterMountain Community Bancorp’s (“InterMountain’s”) consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of InterMountain’s consolidated financial position and results of operations.

2.	Other Borrowings:

The components of other borrowings are as follows (in thousands):

		December
	March 31,	31,
	2004	2003
Term note payable(1)	$8,279	$8,279
Term note payable(2)	8,248	—

Total other borrowings	$16,527	$8,279

(1)	In January 2003, InterMountain issued $8.0 million of debentures through its subsidiary InterMountain Statutory Trust I. The debt associated with these securities bear interest at 6.75%, interest only, is paid quarterly starting in June 2003, the debt is callable by InterMountain in March 2008 and matures in March 2033.

(2)	In March, 2004 InterMountain issued an additional $8.0 of debentures through its subsidiary InterMountain Statutory Trust II. The debt associated with these securities bear interest based on LIBOR with a beginning rate of 3.91%, adjusted and paid quarterly. These debentures are callable by InterMountain in March 2009 and mature in March 2034.

Intermountain’s obligations under the above debentures issued by its subsidiaries constitute a full and unconditional guarantee by Intermountain of the Statutory Trusts’ obligations under the Trust Preferred Securities. In accordance with Financial Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN No. 46R”), the trusts are not consolidated and the debentures and related amounts are treated as debt of Intermountain.

F 40

3.	Earnings Per Share:

The following table presents the basic and diluted earnings per share computations:

	Three Months Ended March 31,
	(Dollars in thousands, except per share amounts)
		2004			2003
		Weighted
	Net	Avg.	Per Share	Net	Weighted	Per Share
	Income	Shares	Amount	Income	Avg. Shares	Amount
Basic computations	$1,075	3,180,782	$0.34	$866	3,146,007	$0.28
Effect of dilutive securities:
Common stock options		418,497	(0.04)		190,952	(0.02)

Diluted computations	$1,075	3,599,279	$0.30	$866	3,336,959	$0.26
Antidilutive options not included in diluted earnings per share		11,111			0

4.	Operating Expenses:

The following table details InterMountain’s components of total operating expenses:

	Three Months Ended
	March 31,
	2004	2003
	(Dollars in thousands)
Salaries and employee benefits	$2,544	$2,207
Occupancy expense	623	479
Other expense	442	340
Fees and service charges	283	173
Printing, postage and supplies	179	207
Legal and accounting	150	83
Advertising	95	75

Total operating expenses	$4,316	$3,564

F 41

5.	Stock Options:

As allowed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), InterMountain has elected to retain the compensation measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and its related interpretations, for stock options. Under APB No. 25, compensation cost is recognized at the measurement date of the amount, if any, that the quoted market price of InterMountain’s common stock exceeds the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

Had compensation cost for InterMountain’s plans been determined based on the fair value at the grant dates for awards under the plans, InterMountain’s reported net income and earnings per share would have been changed to the pro forma amounts indicated below:

	Three Months Ended
	March 31,
	2004	2003
	(Dollars in thousands, except per share
	amounts)
Reported net income	$1,075	$866
Add back: Stock-based employee compensation expense, net of related tax effects	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(40)	(29)

Pro forma	$1,035	$837

Basic earnings per share:
Reported earnings per share	$0.34	$0.28
Stock-based employee compensation, fair value	(0.01)	(0.01)

Pro forma earnings per share	$0.33	$0.27

Diluted earnings per share:
Reported earnings per share	$0.30	$0.26
Stock-based employee compensation, fair value	(0.01)	(0.01)

Pro forma earnings per share	$0.29	$0.25

F 42

6.	New Accounting Policies:

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). In December 2003, the FASB issued a revision to this interpretation (“FIN No. 46(r)”). FIN No. 46(r) clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. InterMountain adopted FIN 46(r) effective January 1, 2004. As a result of the issuance of FIN No. 46(r) and the accounting profession’s application of the guidance provided by the FASB, issuer trusts, like InterMountain Statutory Trust I and InterMountain Statutory Trust II, are generally variable interest entities. We have determined that we are not the primary beneficiaries under the trusts, and accordingly InterMountain will not consolidate the financial statements of the Trusts into its consolidated financial statements. The amounts payable to these trusts continue to be treated as other borrowings.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP No. 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. InterMountain believes the implementation of SOP No. 03-3 will not have a material effect on InterMountain’s consolidated financial statements

F 43